As filed with the Securities and Exchange Commission on April 14, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IntraBiotics Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	94-3200380
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2483 East Bayshore Road, Suite 100

Palo Alto, CA 94303
(650) 526-6800
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Henry J. Fuchs, M.D.

President and Chief Executive Officer
IntraBiotics Pharmaceuticals, Inc.
2483 East Bayshore Road, Suite 100
Palo Alto, CA 94303
(650) 526-6800
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John W. Larson, Esq. Elizabeth A. R. Yee, Esq. Morgan, Lewis & Bockius LLP One Market Spear Street Tower San Francisco, CA 94105 Tel: (415) 442-1000 Fax: (415) 442-1001	Mark B. Weeks, Esq. Sonya F. Erickson, Esq. Heller Ehrman White & McAuliffe LLP 2775 Sand Hill Road Menlo Park, CA 94025 Tel: (650) 854-4488 Fax: (650) 233-8386

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class of	Amount to Be	Proposed Maximum	Aggregate	Amount of
Securities to Be Registered	Registered(1)	Offering Price(2)	Offering Price(2)	Registration Fee

Common Stock, $0.001 par value	3,450,000	$17.29	$59,650,500	$7,558

(1)	Includes 450,000 shares of Common Stock issuable upon exercise of the Underwriters’ over-allotment option, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices of the common stock reported on the Nasdaq National Market on April 12, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 14, 2004

3,000,000 Shares

Common Stock

________________________________________________________________________________

This is a public offering of common stock of IntraBiotics Pharmaceuticals, Inc. We are offering 3,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “IBPI.” On April 12, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $17.02 per share.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to IntraBiotics	$	$

We have granted the underwriters the right to purchase up to 450,000 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Piper Jaffray
Lazard

The date of this prospectus is                               , 2004

PROSPECTUS SUMMARY

      This summary highlights some of the information found in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus, including “Risk Factors” and our financial statements and accompanying notes, before making an investment decision.

Our Company

      We are developing novel antimicrobial drugs designed to overcome many of the shortcomings of currently prescribed anti-infectives. These shortcomings result from the wide range of microbes responsible for serious infections and the fact that many microbes have become resistant to current therapies. We have selected our product candidate, iseganan, for development because it kills a broad spectrum of microbes with a low propensity for resistance. Iseganan is currently in clinical development for two indications: the prevention of ventilator-associated pneumonia, or VAP, and the treatment of lung infections associated with cystic fibrosis, or CF. Additionally, we are evaluating the use of iseganan for other types of infection where we believe that its properties may render it more effective than current therapies.

      VAP is the most common infection contracted by patients in the intensive care unit. Worldwide, more than one million patients annually are at risk of developing VAP. VAP represents a significant unmet medical need, as there are no drugs approved for its prevention. VAP is caused by aspiration of infectious microbes into the lungs of ventilated patients. Prophylaxis with broad spectrum antimicrobial drugs has been shown to reduce the incidence of VAP, but is not generally used due to concerns over antimicrobial resistance. Iseganan has been granted Fast Track designation by the FDA for this indication and has been accepted for inclusion into the FDA’s CMA Pilot 2 Program. In addition, we have established a Special Protocol Assessment, or SPA, in collaboration with the FDA, detailing an agreed-upon pivotal trial design for prevention of VAP that, if successful, will support registration of iseganan for this indication. The SPA requires us to conduct two identical pivotal trials, the first of which is currently enrolling patients. We expect results from this first trial by the end of 2004.

      CF is a lethal disease in which patients develop chronic, progressive infections in their lungs, beginning in infancy. In the United States, approximately 30,000 people suffer from CF. Patients are treated with inhaled antibiotics, but efficacy is limited by antimicrobial resistance, narrow antimicrobial spectrum, or both. Most patients die of progressive lung infection and the median survival of CF patients is 33 years of age. Iseganan kills the majority of pathogens that cause lung infection in CF, including multi-drug resistant pathogens. Based on our completed Phase I studies, we believe we have sufficient safety data to submit to the FDA in support of a Phase II study which we plan to initiate in the second half of 2004.

      We have chosen to pursue indications for which clinical proof-of-principle exists, but where resistance diminishes the therapeutic value of existing drugs. We believe that targeting indications where antimicrobial drugs have already demonstrated effectiveness may reduce our development risk. Additionally, in contrast to the conventional practice of delivering antibiotics systemically to treat infection, we have focused on conditions where we can deliver iseganan directly to the site or source of disease. We believe that this strategy may optimize efficacy by maximizing drug concentrations where the infection occurs, and reduce potential toxicity by limiting systemic drug exposure. We retain worldwide commercial rights to iseganan for all indications. Our key U.S. patents, which cover the composition of iseganan, expire in 2015.

Background

      Two interrelated problems are thwarting efforts to improve the prevention and treatment of infectious disease. First, patients are vulnerable to infection caused by a wide range of microbes. Second, many microbes encountered by patients today are not susceptible to current therapies. The result of these problems is that infectious diseases are increasingly difficult to treat and are adding substantial costs to the health care system.

      Since the discovery of penicillin more than 50 years ago, many types of antimicrobial drugs have been developed to fight microbial infections. Until recently, these antimicrobial drugs have been highly successful in controlling the morbidity associated with serious infections. In recent years, however, many microbes have developed resistance to currently marketed antibiotics. Once microbes become resistant, infections can become difficult or impossible to treat.

      The antibiotic resistance problem is worsening, in part, because of the use of multiple antibiotics to treat individual cases of infection. In order to combat infection, doctors typically prescribe combinations of antibiotics for two reasons. First, many infections can be caused by a broad range of microbial pathogens, while most current antibiotics individually have a narrow spectrum of activity. Second, because the results of diagnostic tests that determine the pathogen(s) causing an infection are often not available in a timely fashion, physicians are frequently forced to prescribe multiple antibiotics to cover the range of possible microbes. As pathogens have evolved to evade the activity of the commonly-prescribed antibiotics, multi-drug resistant strains have proliferated.

Key Features and Benefits of Iseganan

      We are developing a novel class of drugs designed to kill a broad range of microbes without engendering resistance. These drugs are derived from a class of antimicrobial peptides known as protegrins that have evolved in mammals and are a natural part of the body’s mechanism to kill microbes and fight infection. In contrast, conventional antimicrobial drugs, developed from plants, molds and other non-mammals, are naturally narrower in spectrum and engender resistance. Iseganan is a synthetic protegrin analog that we have optimized to enhance its microbe-killing activity. We believe that four key features of iseganan will translate into important clinical benefits.

•	Broad Spectrum. Iseganan kills a diverse range of pathogens, including the two major classes of bacteria as well as yeast-like fungi, which are often not naturally susceptible to antibiotics. Treating these three classes of pathogens typically requires two or three antimicrobial drugs. Iseganan is also active against the vast majority of drug-resistant pathogens. We are unaware of any other agent on the market or in clinical development that possesses this breadth of antimicrobial activity.

•	Low Propensity to Engender Resistance. Iseganan destroys the cell membranes of microbes, thus damaging their structural integrity. Based on tests conducted in the laboratory, iseganan works 100 to 1,000 times faster than conventional antibiotics. Because the cell membrane is a fundamental structure and cannot readily change, and because iseganan destroys membranes so quickly, there is little chance for a microbe to survive iseganan’s killing activity and develop resistance. In laboratory experiments designed to engender resistance, organisms have remained susceptible to iseganan’s killing effects while developing significant resistance to conventional antibiotics. This has been confirmed in both drug-susceptible, as well as multi-drug resistant, strains of pathogens.

•	Low Propensity to Engender Cross-Resistance. Cross-resistance, which arises when an organism develops resistance to a second antibiotic upon exposure to a first, unrelated antibiotic, is particularly problematic because it can severely limit the number of viable therapeutic options a physician has to treat a patient. Organisms treated with iseganan have been shown to remain susceptible to the killing effects of other drugs. As a result, we believe that use of iseganan will preserve therapeutic options.

•	Safe and Well-Tolerated. Based on our experience to date, iseganan appears to be safe and well-tolerated at therapeutically relevant doses when administered to the oral cavity, the planned route of administration for the prevention of VAP. In addition, we believe that we have sufficient safety data from our completed Phase I studies to support a Phase II study for inhaled iseganan in CF patients.

Iseganan for Ventilator-Associated Pneumonia

      We completed a 42-patient, Phase I/ II clinical trial in patients on artificial life support. In this trial, local oral administration of iseganan was safe and resulted in several hundred-fold reductions in levels of microbes in the mouth. Our SPA calls for two identical pivotal trials that will each enroll approximately 900 patients. The primary end point in each trial will be the occurrence of VAP among survivors. In addition, the data from the two trials will be combined and analyzed for VAP-free survival. These end points will form the primary basis for FDA registration. The first pivotal trial has enrolled more than 400 patients to date.

      Given that VAP arises through the aspiration of microbes from the mouth into the lungs, decontaminating the mouth using antimicrobial drugs to prevent VAP is an approach that has received significant medical and scientific interest. Since 1984, there have been more than 30 randomized clinical trials using conventional antimicrobial drugs topically applied in the oral cavity. Most of these trials have independently been statistically significant, and, in the aggregate, they have demonstrated reductions in the incidence of VAP of approximately 50%.

      Despite these positive results, oral decontamination using conventional antimicrobial drugs generally has not been adopted as a prevention strategy for VAP due to concerns over causing resistance and cross-resistance. We believe that iseganan, due to the features and benefits discussed above, could become an attractive therapeutic option for the prevention of VAP.

Iseganan for Cystic Fibrosis

      We have completed four Phase I studies in a total of 41 healthy human volunteers and 81 adult CF patients. We believe that the safety data supports a Phase II study. Preclinical studies suggest that the inhaled dose administered in the Phase I studies is in a therapeutically relevant range. Based on this, we have designed a Phase II study in collaboration with the Cystic Fibrosis Foundation to evaluate the antimicrobial efficacy of inhaled iseganan in patients with CF.

      A principal treatment for CF today is an inhaled antibiotic, tobramycin solution for inhalation, known as TOBI®. This drug had annual sales of approximately $170 million worldwide in 2003. Because of resistance to TOBI, it must be administered intermittently, in a schedule that calls for one-month breaks following each month of therapy. During the six months of the year in which patients do not use TOBI, microbes re-accumulate in the patients’ lungs, and gradually their condition deteriorates. We believe that iseganan represents an attractive treatment option for CF. In particular, because of its low propensity to engender resistance, iseganan may be suitable for continuous, uninterrupted therapy.

Iseganan for Other Indications

      We believe that iseganan’s pharmacologic properties may make it an attractive therapeutic option for a variety of other indications, including ear infections, acne, folliculitis or other skin infections, and vaginitis. These conditions each are characterized by infections that are caused by a diverse range of microbes not normally susceptible to a single antimicrobial drug, are caused by multi-drug resistant pathogens in which therapeutic options may already be limited and occur in parts of the body that can be directly accessed by iseganan. We are evaluating microbiological efficacy, formulation requirements and market opportunities to enable selection of our next clinical development program.

Our Management Team

      We have assembled a senior management team with prior experience in developing, registering and partnering novel pharmaceutical products. The members of this team, who have more than 50 years of combined experience in the biotechnology and pharmaceutical industries, have been collectively responsible for the successful development and registration of seven new pharmaceutical products. We are also advised by leaders in the fields of pulmonary and critical care medicine, infectious disease and biostatistics. We believe that our collective experience will facilitate the successful development and commercialization of iseganan for multiple indications.

Risks Related to Our Business

      We are at an early stage in the development of our company with a limited operating history and have had no revenues derived from operations. We are subject to numerous risks and obstacles, and we have highlighted the most important of them in “Risk Factors,” beginning on page 7. In particular, we have experienced significant operating losses since our inception, and we expect to continue to incur substantial additional operating losses. If we are unable to develop, receive approval for, or successfully commercialize our lead product candidate, iseganan, we may never be profitable and may have to cease operations.

Corporate Information

      We were founded and incorporated in Delaware on January 19, 1994. Our principal offices are located at 2483 East Bayshore Road, Suite 100, Palo Alto, CA 94303, and our telephone number is (650)526-6800. Our website address is www.intrabiotics.com. The information found on our website is not part of this prospectus.

      Unless the context requires otherwise, in this prospectus the terms “IntraBiotics,” “we,” “us” and “our” refer to IntraBiotics Pharmaceuticals, Inc. IntraBiotics and the IntraBiotics logo are trademarks of IntraBiotics Pharmaceuticals, Inc. This prospectus also includes trademarks, trade names and service marks of other companies. Use by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties and those names or marks are the property of their respective holders.

The Offering

Common stock offered by IntraBiotics	3,000,000 shares

Common stock to be outstanding after this offering	10,074,258 shares

Use of proceeds	For conducting clinical trials, research and development and general corporate purposes. See “Use of Proceeds” for more information regarding our planned use of the proceeds from this offering.

Nasdaq National Market symbol	IBPI

      The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2004 and assumes the conversion of all of the outstanding shares of our Series A preferred stock into 1,709,875 shares of common stock. This number excludes:

•	948,987 shares issuable upon exercise of outstanding options at a weighted average exercise price of approximately $7.41 per share;

•	1,262,235 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of approximately $5.48 per share; and

•	1,252,987 shares available for future grant under our stock plans.

      Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data

      The following table sets forth summary financial data for our company. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please see the financial statements and the notes to the statements appearing elsewhere in this prospectus for the determination of the number of shares used in computing the basic and diluted net loss per share.

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$38,034	$23,053	$7,727
General and administrative	9,202	8,617	5,782
Restructuring and other charges	21,956	6,118	—
Arbitration settlement	—	(3,600)	—
Impairment of acquired workforce	—	1,365	—

Total operating expenses	69,192	35,553	13,509

Operating loss	(69,192)	(35,553)	(13,509)
Interest income	2,843	703	166
Interest expense	(1,110)	(459)	—
Other income, net	93	856	31

Net loss	(67,366)	(34,453)	(13,312)
Non-cash deemed dividend related to beneficial conversion feature of Series A preferred stock	—	—	(1,436)
Non-cash dividends on Series A preferred stock	—	—	(182)

Net loss applicable to common stockholders	$(67,366)	$(34,453)	$(14,930)

Basic and diluted net loss per share applicable to common stockholders	$(27.47)	$(11.25)	$(4.01)

Shares used to compute basic and diluted net loss per share applicable to common stockholders	2,453	3,064	3,720

      The following table is a summary of our balance sheet as of December 31, 2003. The As Adjusted column reflects our receipt of the estimated net proceeds from the sale of the shares of common stock offered in this offering at an assumed public offering price of $17.02 per share after deducting the estimated underwriting discount and offering expenses payable by us. See “Use of Proceeds” and “Capitalization.”

	As of December 31, 2003

		As
	Actual	Adjusted

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$26,394	$73,890
Working capital	25,424	72,920
Total assets	27,326	74,822
Long-term obligations, less current portion	—	—
Accumulated deficit	(215,199)	(215,199)
Total stockholders’ equity	25,628	73,124

RISK FACTORS

      An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occurs, it could harm our business. In that case, the trading price of our common stock could decline, and you might lose all or a part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently see as immaterial, may also harm our business. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. Our future financial condition, results of operations and disclosures could be materially affected by the risks and uncertainties discussed below, or otherwise, and historic trends should not be used to anticipate results or trends in future periods.

Risks Related to Our Business

If either of our two pivotal clinical trials of iseganan for the prevention of ventilator-associated pneumonia, or VAP, or any future clinical trials of iseganan for other indications are unsuccessful, we may have to cease operations.

      We currently have only one product candidate in late stage clinical trials. We previously completed three Phase III clinical trials of iseganan for the prevention of ulcerative oral mucositis, a complication that develops in certain cancer patients receiving chemotherapy or radiation therapy that results in painful ulcer-like sores in the mouth and throat. All three of these clinical trials failed to meet their primary end points, and we are no longer pursuing iseganan for the prevention of ulcerative oral mucositis. We are currently pursuing iseganan for the prevention of VAP. Enrollment in the first of two pivotal trials commenced in September 2003, and we expect to announce results of this first trial by the end of 2004. The failure of either of these two pivotal trials in meeting their primary end points, or of any other future clinical trials of iseganan for alternative indications, will negatively impact our future operating results and may force us to cease operations. In addition, even if the trials meet their primary end points, iseganan may not be approved, if, for instance, there are significantly more deaths in the treatment group than in the placebo group.

If we fail to complete any clinical trial, or fail to obtain U.S. Food and Drug Administration, or FDA, approval for any product candidate that we develop, acquire or license, we may never achieve profitability and may have to cease operations.

      We do not have a drug approved for sale in the United States or any foreign market. We do not know whether we will be successful in developing iseganan for the prevention of VAP or other indications, or in developing, acquiring or licensing any other products and successfully obtaining FDA or foreign approvals for them. We must successfully complete clinical trials and demonstrate manufacturing capability before we can file with the FDA for approval to sell any product in the United States or with foreign regulatory authorities in order to sell in other countries. The FDA could require us to repeat or perform additional clinical trials as a result of its regulatory review. There is no guarantee that foreign regulatory authorities will approve our products on the same data required by the FDA, and, as a result, we may be required to perform additional clinical trials before being approved to sell in foreign markets. Delays in obtaining or failure to obtain regulatory approvals may:

•	delay or prevent the successful commercialization of our drug candidate;

•	diminish any competitive advantage we may have; and

•	defer or decrease our receipt of revenues or royalties.

      The regulatory review and approval process is lengthy, expensive and uncertain. Extensive preclinical and clinical data and supporting information must be submitted to the FDA for each indication to establish safety and effectiveness in order to secure FDA approval. A number of new drugs for certain indications, iseganan for the prevention of oral mucositis included, have shown promising results in early clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. A number of companies have also suffered significant setbacks in advanced clinical trials, including issues related to the design or conduct of those trials. We have had to re-perform a Phase III clinical trial in the past, following a drug dispensing error by a contract vendor. We have limited experience in obtaining drug approvals. We cannot be certain when, if ever, we will receive these regulatory approvals. If we are unable to demonstrate the safety and efficacy of any drug candidate, we will be unable to obtain the required regulatory approvals, and we will be unable to commercialize a drug candidate and generate product revenue.

      In addition to initial regulatory approval, any drug will be subject to extensive and rigorous ongoing domestic and foreign government regulation. Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may subject us to stringent penalties.

Difficulties and risks associated with conducting our clinical trials could cause delays in, or prevent us from, receiving approval or successfully commercializing our product, which would materially harm our business.

      Planned clinical trials may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including:

•	competition in recruiting clinical investigators;

•	negotiating acceptable clinical trial agreement terms with prospective trial sites;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site;

•	recruiting patients to participate in a clinical trial;

•	management of data related to our clinical programs;

•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

•	the placement of a clinical hold on a study;

•	the failure of third parties conducting and overseeing the operations of clinical trials to perform their contractual or regulatory obligations in a timely fashion;

•	exposure of clinical trial patients to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial; and

•	inability to obtain prompt regulatory review and agreement on key design features of clinical studies.

      In addition, there are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to sell our product candidates or the inability to commercialize any of our product candidates. The possibility exists that:

•	we may discover that a product candidate does not exhibit the expected therapeutic results in humans, causes harmful side effects or has other unexpected characteristics that delay or preclude regulatory approval or limit commercial use if approved;

•	the results from early clinical trials may not be predictive of results that will be obtained in expanded, advanced clinical trials;

•	patients may drop out of our clinical trials;

•	our clinical trials may not yield a sufficient number of infected patients in the placebo group to provide statistically significant results;

•	the clinical procedures outlined in our clinical trial protocols may not be properly followed, which could produce inconclusive results or prematurely end such clinical trial;

•	our clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials; and

•	the cost of our clinical trials may be greater than we currently anticipate.

We expect to continue to incur operating losses for the foreseeable future and may never achieve profitability.

      We have never generated revenues from product sales and have incurred significant net losses in each year since inception. We incurred net losses of $67.4 million in 2001, $34.5 million in 2002 and $13.3 million in 2003. As of December 31, 2003, our accumulated deficit was approximately $215.2 million. We expect to continue to incur substantial additional losses for the foreseeable future, and we may never become profitable. To date, we have financed our operations primarily through the private sale of equity securities, funds received from a terminated collaboration agreement, the proceeds of equipment financing arrangements, and our initial public offering of common stock in March 2000. We are currently conducting a pivotal trial of iseganan for the prevention of VAP. We are also developing iseganan for cystic fibrosis, or CF, and may develop iseganan for other indications in the future or acquire or license other products.

      We will receive revenues from product sales or royalties only if we complete clinical trials with respect to one or more products, receive regulatory approvals and successfully commercialize such products. We do not know whether we will be successful in developing iseganan for our currently planned prevention of VAP indication or other indications, or in acquiring or licensing other products.

We must raise capital to continue our operations, and, if we fail to obtain the capital necessary to fund our operations, we will be unable to develop our drug candidates and may have to cease operations.

      We will need to raise additional funds to continue our operations, complete the FDA approval process of iseganan for the prevention of VAP if our trials are successful, commence commercialization if FDA approval is received, and pursue other indications. We do not know whether additional financing will be available when needed or on acceptable terms, if at all. If we are unable to raise additional financing when necessary, we may have to delay our product development efforts or any product acquisitions or be forced to cease operations. Our future liquidity and capital requirements will also depend on many other factors, including:

•	the timing, cost and progress of our prevention of VAP trials and any other clinical trials we may conduct;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any product in the United States and other countries;

•	decisions with respect to strategic alternatives;

•	the success of our development and commercialization of our product candidates;

•	the scope and results of our clinical trials;

•	advancement of other product candidates into clinical development;

•	potential acquisition or in-licensing of other products or technologies;

•	the costs of manufacturing activities;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property-related costs, including any possible litigation costs;

•	the effect of competing technological and market developments; and

•	our ability to establish and maintain collaborative and other strategic arrangements.

      Adequate financing may not be available on terms acceptable to us, if at all. We may continue to seek additional capital through public or private equity offerings, debt financings or collaborative arrangements and licensing agreements.

If the contract research organizations assisting in our clinical trials fail to appropriately manage our clinical trials, the trials could be delayed or could fail, and our results of operations and financial condition would suffer.

      We rely on contract research organizations to assist us in managing and monitoring our clinical trials. We have entered into agreements with Amarex, LLC, Orion Clinical Services, Ltd, Advanced Clinical Trials, Inc. and Icon Laboratories, Inc., among others, to provide clinical research services. The investigators and contract research organizations are not our employees, and we cannot control, other than by contract, the amount of resources, including time, that they devote to our product candidates. However, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols that have been approved by regulatory agencies for such trials. We have previously experienced a drug dispensing error by one of our contract research organizations, which adversely affected the results of one of our clinical trials for iseganan in oral mucositis.

      The FDA requires us to comply with standards, commonly referred to as good clinical practices, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights and confidentiality of trial participants are protected. The FDA may inspect some of our clinical investigational sites, our contract research organizations’ records and our facility and files to determine if clinical trials are conducted according to good clinical practices. If the FDA determines that a trial is not in compliance with good clinical practices, we may be required to repeat the clinical trial. If our contract research organizations fail to perform in accordance with our agreements with them, we may not complete our clinical programs on time or at all.

      In connection with our reliance on our independent clinical investigators and contract research organizations, our clinical trials may be extended, delayed, suspended or terminated for a variety of reasons, including:

•	the failure of investigators and research organizations to comply with good clinical practice or to meet their contractual duties;

•	the failure of our independent investigators to devote sufficient resources to the development of our product candidates or to perform their responsibilities with sufficient expertise and care;

•	our need to replace these third parties for any reason, including for performance reasons or if these third parties go out of business; or

•	problems in the quality or accuracy of the data they obtain due to the failure to collect, compile or analyze data appropriately, adhere to clinical protocols or regulatory requirements or for other reasons.

      Extensions, delays, suspensions or terminations of our clinical trials as a result of the performance of our independent clinical investigators and contract research organizations will delay, and make more costly, regulatory approval for any product candidates that we may develop. Any change in a contract research organization during an ongoing clinical trial could seriously delay that trial and potentially compromise the results of the trial.

We will be dependent on third-party contract manufacturers for the future production of iseganan and for producing information required to register iseganan with the FDA, if our trials are successful.

      We have relied on a single contract manufacturer to manufacture the iseganan bulk drug substance for our pivotal clinical trials. We currently maintain a sufficient inventory of iseganan to complete planned clinical trials. In addition, if no alternate sources of supply are developed, we will depend on this manufacturer to produce iseganan for FDA registration and to produce iseganan for future commercial use if our pivotal trials are successful. In 2003, we received a manufactured lot from this contract manufacturer that we have not yet been satisfied was manufactured in accordance with a validation plan or that related documentation is adequate. Although this lot is not expected to be required for our pivotal clinical trials, it is expected to be used to validate the manufacturing process. If the manufacturer is unable to validate the manufacturing process, produce iseganan and the required information for FDA registration, or produce iseganan for future commercial use on a timely basis and in accordance with set specifications, or we experience similar issues to those experienced on this order, we may not have sufficient quantities of iseganan and sufficient information to meet registration requirements or sufficient quantities of iseganan for future commercial use. We do not currently have any supply agreement with this or any other contract manufacturer to provide iseganan bulk drug substance.

      We also rely on a single third-party supplier to produce iseganan formulated drug product for use in our clinical trials. We do not currently have any supply agreement with this third-party supplier. If this supplier is unable or fails to produce the required quantities of iseganan formulated drug product for clinical use or commercial sale on a timely basis, at commercially reasonable prices, and with sufficient purity, we will not have sufficient quantities to complete all of our planned clinical trials, or to meet commercial demand.

The Fast Track designation for development of iseganan may not actually lead to a faster development or regulatory review or approval process and our Special Protocol Assessment approved by the FDA is subject to change.

      If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. Marketing applications filed by sponsors of products in Fast Track development may qualify for expedited review under policies or procedures offered by the FDA, but the Fast Track designation does not assure such qualification. We have been granted Fast Track designation from the FDA for iseganan for the prevention of VAP. Iseganan’s Fast Track designation may be withdrawn by the FDA if the FDA believes that it is no longer supported by data from our clinical development program. In addition, iseganan’s Fast Track designation does not guarantee that we will be able to take advantage of the expedited review procedures and does not increase the likelihood that the FDA will ultimately approve iseganan.

      In September 2003, we formalized an agreed-upon pivotal clinical trial design for iseganan for the prevention of VAP with the FDA through a Special Protocol Assessment, or SPA. The SPA requires us to conduct a second identical pivotal trial. The SPA is subject to change based upon data produced from our pivotal trials, data produced from clinical trials conducted by third parties and other events outside of our control. The SPA does not guarantee that the requirements for approval of our product will not change and does not necessarily increase the likelihood that the FDA will ultimately approve our product for the prevention of VAP.

Development and commercialization of competitive products or new technologies could reduce or prevent sales of any future products that we develop, acquire or license, which could materially harm our business.

      We may be unable to compete successfully if other companies develop and commercialize competitive products that are less expensive, more effective, have fewer side effects or are easier to administer than drug candidates that we develop, acquire or license. If we are unable to compete successfully with any future drug candidate, physicians may not prescribe and patients may not buy our drug.

      We are aware of a clinical trial in Europe testing the utility of chlorhexidine, an antiseptic approved for gingivitis, also known as Peridex, for use in the prevention of VAP. We are also aware of one medical device product on the market and other medical device products in development for the prevention of VAP. In addition, it is possible that antimicrobial or antiseptic products already approved by the FDA for other indications may be used off-label by physicians for the prevention of VAP. Pharmaceutical companies, biotechnology companies and medical device companies may also develop products in the future that compete with iseganan for the prevention of VAP.

      There are two approved pharmaceutical products used for the treatment of CF. TOBI is sold by Chiron Corporation and generated approximately $170 million in sales in 2003. Colistin is sold by several manufacturers, in greater volume in Europe than in the United States. We are aware of two products that are in clinical development for the treatment of CF. Aztreonam is a product already approved for intravenous use in other bacterial infections and is in Phase II testing for the treatment of CF by Corus Pharma, Inc. Doripenem is an experimental agent in Phase I studies sponsored by Peninsula Pharmaceuticals, Inc. Both of these products are active against pseudomonas aeruginosa, the major pathogen in CF.

      Many of these companies have substantially greater experience, financial resources and larger research and development staffs than we do. In addition, many of these companies, either alone or together with their collaborative partners, have significantly greater experience than we do in developing products, obtaining regulatory approvals, manufacturing and marketing. We also compete with these organizations and other companies for in-licensing opportunities for future drug candidates, and for attracting scientific and management personnel.

We currently have no sales and marketing organization and, therefore, must develop a sales and marketing organization or, enter into distribution arrangements and marketing alliances, which could require us to give up rights to our product candidates.

      Developing the sales force to market and sell products is a difficult, expensive and time-consuming process. We have no experience developing a sales organization and may be unsuccessful if we attempt to do so. If we are unable to develop an internal sales and marketing operation, we may not be able to increase market awareness and sell our product. We may also rely on third-party distributors to distribute our products or enter into marketing alliances to sell our products. We may not be successful in entering into distribution arrangements and marketing alliances with third parties. Our failure to successfully develop a sales organization or to enter into these arrangements on favorable terms could delay or impair our ability to commercialize our product candidates and could increase our costs of commercialization. Dependence on distribution arrangements and marketing alliances to commercialize our product candidates will subject us to a number of risks, including:

•	we may be required to relinquish important rights to our products or product candidates;

•	we may not be able to control the amount and timing of resources that our distributors or collaborators may devote to the commercialization of our product candidates;

•	our distributors or collaborators may experience financial difficulties; and

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement.

If physicians, patients, health care payors and the medical community do not accept our products, we may be unable to generate significant revenues, if any, and we may have to cease operations.

      Any drug candidate that we develop, acquire or license may not gain market acceptance among physicians, patients, health care payors and the medical community. If any drug candidate fails to achieve market acceptance, we may be unable to successfully market and sell the product, which would limit our ability to generate revenue. The degree of market acceptance of any drug candidate depends on a number of factors, including:

•	the belief of the medical community that VAP is a health issue that needs to be addressed;

•	demonstration of clinical efficacy and safety;

•	cost-effectiveness, in particular with iseganan’s anticipated application for the prevention of VAP;

•	convenience and ease of administration;

•	potential advantage over alternative treatment methods;

•	sales, marketing and distribution support; and

•	the inability to administer our product in hospitals due to such third parties’ internal policies and procedures that may deter the use and application of our product to their patients due to concerns of resistance or otherwise.

      Physicians will not prescribe our products until such time as clinical data or other factors demonstrate the safety and efficacy of our drugs as compared to other treatments. In practice, competitors may be more effective in marketing their drugs. Even if the clinical safety and efficacy of our product is established, physicians may elect not to prescribe its use. For example, physicians may be reluctant to use our product widely because of concern about developing microbial strains that are resistant to our drugs, or because of the cost of our drug.

The failure to recruit and retain our chief executive officer and other employees may delay our ability to execute our business plan and our results of operations could suffer.

      We are highly dependent on our management and technical staff. Competition for personnel is intense. If we lose the services of any of our senior management or technical staff, we may be unable to successfully complete our planned clinical trials. In particular, the loss of the services of Henry J. Fuchs, our President and Chief Executive Officer, could significantly impede our research and development efforts, our relations with potential collaborators and completion of our planned clinical trials. We do not maintain key person life insurance and do not have an employment agreement with Dr. Fuchs or our other members of our management and technical staff. In October 2002, we completed a restructuring that included a reduction in force of approximately 70% of our workforce. As of April 12, 2004, we had 12 full-time employees. In order to pursue any future product development, marketing and commercialization, we will need to hire additional qualified scientific personnel to perform research and development and personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and other companies.

      We rely on consultants to assist us in formulating our research and clinical development strategy. These consultants may have commitments to, or relationships with, other entities that may limit their availability to us. The loss of the services of these personnel may delay our research and development efforts.

The departure of Henry J. Fuchs, our President and Chief Executive Officer, could require us to refund money to holders of our Series A preferred stock.

      If we fail to use our reasonable best efforts to retain the services of Henry J. Fuchs, our President and Chief Executive Officer, until the earlier to occur of the unblinding and public announcement of the results of our first pivotal clinical trial for VAP or May 1, 2005, then we must pay to each holder of our Series A preferred stock a one-time payment equal to 15.0% of the applicable holder’s aggregate Series A preferred stock purchase price. Based on the number of shares of Series A preferred stock outstanding as of March 31, 2004, our potential exposure for this provision is $487,500. This penalty will not apply if Dr. Fuchs’ departure is the result of his death, disability or family emergency or if we retain services of an executive officer to replace Dr. Fuchs within 60 days of Dr. Fuchs’ departure, for reasons other than his death, disability or family emergency, and such replacement is approved by the Board, including the member(s) of our Board designated by Tang Capital Partners.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

      We are a small company with 12 employees as of April 12, 2004. To continue our clinical trials and commercialize our product candidates, we will need to expand our employee base for managerial, operational, financial and other resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our development efforts effectively;

•	manage our clinical trials effectively;

•	integrate additional management, administrative, manufacturing and sales and marketing personnel;

•	maintain sufficient administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

      We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results.

If we are unable to adequately protect our intellectual property, we may be unable to sell our products or to compete effectively.

      We rely on a combination of patents, trade secrets and contractual provisions to protect our intellectual property. If we fail to adequately protect our intellectual property, other companies or individuals may prevent us from selling our products or may develop competing products based on our technology. Our success depends in part on our ability to:

•	obtain patents;

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights.

      We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

      We expect to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. For example, we own two issued U.S. patents and one pending patent application in the United States and several foreign jurisdictions that contain claims covering iseganan. However, the patent position of biopharmaceutical companies involves complex legal and factual questions. We cannot predict the enforceability or scope of any issued patents or those that may issue in the future. Patents, if issued, may be challenged, invalidated or circumvented. In addition, some of our patents have only been filed in a limited number of jurisdictions which may limit our ability to protect our rights in other jurisdictions. We currently do not have any issued patents in Europe or Japan covering iseganan, and we do not know whether any of our pending patent applications will result in the issuance of patents in these jurisdictions. Consequently, if any patents that we own or license from third parties do not provide sufficient protection, our competitive position would be weakened. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed.

      In addition to patents, we rely on trade secrets and proprietary know-how. Our contract manufacturers perform the manufacturing processes covered by these trade secrets. Accordingly, our contract manufacturers and we must maintain confidentiality. We have confidentiality and proprietary information agreements with our contract manufacturers and with our employees. These agreements may not provide meaningful protection or adequate remedies for our technology in the event of unauthorized use or disclosure of confidential and proprietary information.

We may be subject to intellectual property litigation that could be costly and time-consuming and would affect our results of operations and financial condition.

      The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. Although we are not currently a party to any lawsuits, third parties may assert infringement or other intellectual property claims against us. We may have to pay substantial damages, including treble damages for past infringement, if it is ultimately determined that our products infringe a third party’s proprietary rights. The defense and prosecution of intellectual property suits, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally are costly and time-consuming to pursue and their outcome is uncertain. If we become involved in any of these proceedings, we will incur substantial expense, and the efforts of our technical and management personnel will be significantly diverted. An adverse determination may result in the invalidation of our patents, subject us to significant liabilities or require us to seek licenses that may not be available from third parties on satisfactory terms, or at all. Our stock price could decline because of litigation or interference proceedings initiated or threatened against us.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

      Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceutical products, and we may not be able to avoid significant product liability exposure. While we have insurance covering product use in our clinical trials, it is possible that we will not be able to maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth.

      Currently, we are not aware of any anticipated product liability claims with respect to our product candidates. In the future, an individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	inability to conduct our clinical trials;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	loss of revenues;

•	product recalls;

•	injury to our reputation;

•	decreased demand for our product candidates; and

•	the inability to commercialize our product candidates.

Directors, executive officers, principal stockholders and affiliated entities beneficially own approximately 52% of our capital stock and may be able to exert control over our activities, and the results of our operations and financial condition may suffer.

      As of March 31, 2004, our directors, executive officers, principal stockholders and affiliated entities beneficially own, in the aggregate, approximately 52% of our outstanding common stock and Series A preferred stock on an as-converted basis. These stockholders, if acting together, will be able to control the outcome of any matter requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

The holders of our Series A preferred stock have voting and other rights that they could exercise against your best interests.

      The holders of our Series A preferred stock have rights to designate two members of our Board and to vote as a separate class on certain significant corporate transactions. The holders of Series A preferred stock are entitled to receive cumulative annual dividends of 8% of the original purchase price of $10,000 per share, payable in common stock. In addition, upon our liquidation or dissolution (including a merger or acquisition), the holders of our Series A preferred stock are entitled to receive a liquidation preference in an amount equal to the greater of (i) $10,000 per share of Series A preferred stock, or approximately $3.25 million based on the 325 shares of Series A preferred stock currently outstanding, plus any declared but unpaid dividends or (ii) the amount that would have been paid had each such share of Series A preferred stock been converted to common stock. The holders of Series A preferred stock also have the right of first refusal to purchase their pro rata portion of any equity securities we propose to offer to any person. Such right of first refusal is subject to certain customary exclusions, including for shares issued pursuant to any options or other stock awards granted to employees, directors or consultants of IntraBiotics, equipment leasing arrangements, debt financings, strategic financings and public offerings that have been approved by the Board. The holders of Series A preferred stock may exercise these rights to the detriment of our common stockholders.

      The holders of our Series A preferred stock also have the right at any time to request that we register for resale the shares of our common stock that they acquire upon conversion of their Series A preferred stock or upon exercise of their warrants to purchase our common stock, subject to certain limitations. A registration statement has been filed with the Securities and Exchange Commission and is currently effective for the resale of the shares of common stock issuable upon conversion of our Series A preferred stock and upon the exercise of those warrants. In addition, the holders of our Series A preferred stock may convert their Series A preferred stock into common stock and sell those shares of the common stock acquired upon such conversion in the public market in reliance upon Rule 144, subject in some cases to volume and other limitations. Future sales in the public market of such common stock, or the perception that such sales might occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through a public offering or private placement of our equity securities.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more difficult.

      Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions:

•	provide for a classified board of directors of which approximately one-third of the directors will be elected each year;

•	allow the authorized number of directors to be changed only by resolution of the Board;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for nominations to the Board or for proposals that can be acted on at stockholder meetings;

•	require the approval from the holders of Series A preferred stock, prior to May 1, 2005, for any merger into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation or for the purposes of changing our domicile) or the completion of any transaction or series of related transactions in which fifty percent or more of our voting power is transferred or the sale, lease or other disposition of all or substantially all of our assets;

•	authorize our Board to issue blank check preferred stock to increase the amount of outstanding shares; and

•	limit who may call stockholder meetings.

      In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with, or acquisition of us. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price that investors would be willing to pay in the future for our common stock.

The change in our stock price over time may significantly impact our results of operations through certain stock compensation charges that depend upon our closing stock price at the end of each quarter.

      Market prices for securities of biotechnology companies are general highly volatile and our stock may be subject to such volatility. Our non-cash variable stock compensation expense in relation to 308,835 stock options that were cancelled and re-granted in a one-for-one exchange and 12,500 options that were re-granted in connection with the cancellation of 54,166 unexercised stock options in February 2003 is dependent upon the price of our common stock at each quarter end. In 2003, we recorded non-cash stock compensation expense of approximately $1.0 million in relation to these options. Non-cash stock compensation expense will be incurred through the five-year term of the options, unless previously forfeited or exercised. Future changes in our stock price may therefore have a significant impact on our future results of operations as a result of this dependency.

Our stock price has been, and will be volatile, and the value of your investment may decline.

      During the three-month period ended March 31, 2004, our closing stock prices ranged from a low of $13.46 to a high of $18.00, and in 2003 ranged from a low of $1.71 to a high of $16.95. The following factors, in addition to the other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements regarding strategic alternatives, including a merger or sale of the company or acquisition or license of products or product candidates;

•	publicity regarding actual or perceived adverse events in our clinical trial or relating to products under development by us or our competitors;

•	the regulatory status of our product candidates;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	our ability to manufacture any products to commercial standards;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights;

•	regulatory developments in the United States or foreign countries;

•	litigation;

•	significant short-selling in our common stock;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results and changes in analysts’ recommendations.

Risks Related to this Offering

We have substantial discretion as to how to use the proceeds from this offering.

      Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We cannot predict that investment of the proceeds will yield a favorable or any return. See “Use of Proceeds.”

Future sales of shares could affect our stock price.

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 10,074,258 shares of common stock, based upon 7,074,258 shares outstanding as of March 31, 2004, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options or warrants after March 31, 2004, and assuming the conversion of 325 shares of Series A preferred stock, which are convertible into 1,709,875 shares of our common stock. All of the holders of Series A preferred stock may sell shares of the common stock acquired upon such conversion in the public market in reliance upon Rule 144, subject in some cases to volume and other limitations, or under a currently effective registration statement without such restrictions upon conversion of the shares of Series A preferred stock into common stock. The 3,000,000 shares sold in this offering will be freely tradable. Of the 7,074,258 shares of outstanding common stock and common stock issuable upon conversion of the Series A preferred stock held by existing stockholders, 3,194,815 will be eligible for sale in the public market 90 days after the date of this prospectus upon the expiration of lock-up agreements, subject in some cases to restrictions imposed on our affiliates under Rule 144. See “Shares Eligible for Future Sale” for further information concerning potential sales of our shares after this offering.

Purchasers in this offering will incur immediate and substantial dilution.

      We expect that the public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, based on our capitalization as of December 31, 2003, you will incur immediate and substantial dilution of $8.21 per share in the net tangible book value per share of common stock from the assumed public offering price. In the past, we issued options and warrants to acquire common stock at prices significantly below the public offering price. The exercise of options and warrants currently outstanding could cause additional, substantial dilution to you. See “Dilution” for more detailed information regarding the potential dilution you may incur.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some statements contained in this prospectus are forward-looking with respect to our operations, economic performance and financial condition. Statements that are forward-looking in nature should be read with caution because they involve risks and uncertainties, including, for example, in specific and general discussions about:

•	our strategy;

•	sufficiency of our cash resources;

•	revenues from collaborations;

•	product development;

•	the development of the markets and demand for our products;

•	our product development plans and anticipated activities designed to pursue these plans, including corporate partnering arrangements;

•	our research and development and other expenses;

•	our ability to scale-up manufacturing capabilities and facilities;

•	the protection afforded to us by intellectual property law;

•	future levels of operating expenses associated with our business;

•	our operational and legal risks;

•	our future revenues and results of operations;

•	our future exposure to market risks;

•	our future capital needs and our ability to fund those needs; and

•	our plans, objectives, expectations and intentions and any other statements that are not historical facts.

      Various terms and expressions similar to them are intended to identify these cautionary statements. These terms include: “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “seeks,” “should,” “future,” “would,” “envision,” “potentially” and “will.” Actual results may differ materially from those expressed or implied in those statements. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. Factors that could cause these differences include, but are not limited to, those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

USE OF PROCEEDS

      Our net proceeds from the sale of the 3,000,000 shares of common stock we are offering will be approximately $47.5 million, or $54.7 million if the underwriters’ over-allotment option is exercised in full, based on the assumed offering price of $17.02 per share, after deducting the estimated underwriting discount and commissions and the estimated offering expenses payable to us.

      We currently expect to use the net proceeds of this offering for conducting clinical trials, research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although no portion of the net proceeds has been allocated for any specific acquisition or for acquisitions generally. Pending these uses, the net proceeds will be invested in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

      We have never paid dividends on our common stock. We currently intend to retain any future earnings to support the development of our business. The holders of our Series A preferred stock are entitled to receive cumulative dividends at the rate of 8% per annum of the original purchase price of $10,000 per share of Series A preferred stock, prior to and in preference to any declaration or payment of a dividend to the holders of common stock. The dividends are payable quarterly in shares of common stock, and the number of shares payable are determined based on the average closing sale price of the common stock on the Nasdaq National Market or other market on which our common stock is traded for each of the five trading days immediately preceding the applicable dividend payment date. Until accrued and unpaid dividends on the Series A preferred stock are paid and set apart, no dividends or other distributions in respect of any other shares of our capital stock shall be declared. Therefore, we do not currently anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

      Our common stock began trading on The Nasdaq National Market on March 28, 2000, under the symbol “IBPI.” Prior to that time, there had been no public market for our common stock. We effected a 1:12 reverse stock split on April 10, 2003. All amounts herein have been retroactively adjusted to reflect this stock split. The table below sets forth the high and low bid prices for our common stock for the periods indicated:

	Price range
	of common stock

	High	Low

Fiscal 2002
First Quarter	$55.32	$27.84
Second Quarter	59.52	11.04
Third Quarter	28.20	3.96
Fourth Quarter	7.68	3.00
Fiscal 2003
First Quarter	$4.08	$1.56
Second Quarter	6.48	1.54
Third Quarter	15.60	3.08
Fourth Quarter	17.50	10.50
Fiscal 2004
First Quarter	$19.25	$13.25
Second Quarter (through April 13, 2004)	17.00	16.35

      As of March 31, 2004, there were 129 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of our stockholders, we are unable to estimate the total number of stockholders represented by these record holders. On April 12, 2004, the closing price for our common stock was $17.02.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 3,000,000 shares of our common stock at an assumed public offering price of $17.02 per share in this offering, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

      You should read this table with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and Notes to the Financial Statements appearing elsewhere in this prospectus.

	As of December 31, 2003

	Actual	As Adjusted

	(Dollars in thousands)
Stockholders’ equity:
Convertible preferred stock, $0.001 par value: 5,000,000 shares authorized, actual and as adjusted; 325 shares issued and outstanding, actual and as adjusted	$1,771	$1,771
Common stock, $0.001 par value: 70,000,000 shares authorized, actual and as adjusted; 5,298,206 shares issued and outstanding, actual, and 8,298,206 shares issued and outstanding, as adjusted	5	8
Additional paid-in capital	239,237	286,730
Deferred stock compensation	(188)	(188)
Accumulated other comprehensive income	2	2
Accumulated deficit	(215,199)	(215,199)

Total stockholders’ equity	25,628	73,124

Total capitalization	$25,628	$73,124

      The number of shares of common stock outstanding excludes the following as of December 31, 2003:

•	822,981 shares issuable upon exercise of outstanding options at a weighted average exercise price of approximately $3.73 per share;

•	1,272,235 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of approximately $5.53 per share;

•	240,032 shares available for future grant under our stock plans; and

•	1,709,875 shares to be issued upon conversion of all of the outstanding shares of our Series A preferred stock.

DILUTION

      Our net tangible book value at December 31, 2003 was approximately $25.6 million, or $4.84 per share. Net tangible book value per share represents total net tangible assets less liabilities, divided by common shares outstanding.

      After giving effect to our sale of shares of common stock in this offering at an assumed offering price of $17.02 per share, and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value as of December 31, 2003 would have been $73.1 million, or $8.81 per share. This represents an immediate increase in pro forma net tangible book value of $3.97 per share to existing stockholders and an immediate dilution of $8.21 per share to new investors purchasing shares of common stock in this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering. The following table illustrates this per share dilution:

Assumed price to public		$17.02
Net tangible book value per share at December 31, 2003	$4.84
Increase per share attributable to new investors	3.97

Pro forma net tangible book value per share after the offering		8.81

Dilution per share to new investors		$8.21

      The number of shares of common stock used in the calculations above excludes the following as of December 31, 2003:

•	822,981 shares issuable upon exercise of outstanding options at a weighted average exercise price of approximately $3.73 per share;

•	1,272,235 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of approximately $5.53 per share;

•	240,032 shares available for future grant under our stock plans; and

•	1,709,875 shares to be issued upon conversion of all of the outstanding shares of our Series A preferred stock.

SELECTED FINANCIAL DATA

      The selected financial data set forth below is derived from our financial statements. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003 are derived from audited financial statements included in this prospectus. See Note 2 of Notes to Financial Statements for a detailed explanation of the determination of the shares used to compute basic and diluted net loss per share. Our historical results are not necessarily indicative of results to be expected for future periods. You should read the following selected financial data along with our Financial Statements and related Notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands, except per share data)
Statement of Operations Data:
Contract revenues	$7,863	$—	$—	$—	$—

Operating expenses:
Research and development	26,102	39,152	38,034	23,053	7,727
General and administrative	6,082	11,560	9,202	8,617	5,782
Restructuring and other charges	—	—	21,956	6,118	—
Arbitration settlement	—	—	—	(3,600)	—
Impairment of acquired workforce	—	—	—	1,365	—

Total operating expenses	32,184	50,172	69,192	35,553	13,509

Operating loss	(24,321)	(50,712)	(69,192)	(35,553)	(13,509)
Interest income	1,372	5,699	2,843	703	166
Interest expense	(166)	(563)	(1,110)	(459)	—
Other income, net	—	—	93	856	31

Net loss	(23,115)	(45,576)	(67,366)	(34,453)	(13,312)
Non-cash deemed dividend related to beneficial conversion feature of Series A preferred stock	—	—	—	—	(1,436)
Non-cash dividends on Series A preferred stock	—	—	—	—	(182)

Net loss applicable to common stockholders	$(23,115)	$(45,576)	$(67,366)	$(34,453)	$(14,930)

Basic and diluted net loss per share applicable to common stockholders	$(259.48)	$(24.29)	$(27.47)	$(11.25)	$(4.01)

Shares used to compute basic and diluted net loss per share applicable to common stockholders	89	1,876	2,453	3,064	3,720

	As of December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$31,429	$86,065	$35,470	$13,315	$26,644
Working capital	25,743	86,142	29,629	15,191	25,424
Total assets	35,958	108,288	42,465	16,226	27,326
Long-term obligations, less current portion	1,725	8,309	5,000	—	—
Accumulated deficit	(52,874)	(98,450)	(165,816)	(200,269)	(215,199)
Total stockholders’ equity	27,914	89,955	26,212	15,480	25,628

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under “Risk Factors.” All forward-looking statements included in this document are based on information available to us on the date of this document and we assume no obligation to update any forward-looking statements contained in this prospectus.

Overview

      We are developing novel antimicrobial drugs derived from protegrins, a class of mammalian peptides that is part of the body’s natural defense against invading microbes, including bacteria, fungi and viruses. Our product candidate, iseganan, is a synthetic protegrin analog that has been selected for its broad spectrum microbe-killing activity and its low propensity to engender resistance. Iseganan is currently in clinical development for two indications: the prevention of ventilator-associated pneumonia, or VAP, and the treatment of lung infections associated with cystic fibrosis, or CF. Additionally, we are evaluating the use of iseganan in other types of infection where we believe that its properties may render it more effective than current therapies.

      Our research and development expenses are expected to at least double in 2004 as compared to 2003, primarily as a result of the costs associated with our first pivotal trial for the prevention of VAP. If this trial is successful, a second pivotal trial will be required to support registration of iseganan.

      A trial’s completion date and completion costs are difficult to predict, and delays may be caused by many factors, including: slower than expected rate of patient enrollment; inability to adequately obtain data about patients after their treatment in our clinical trials; additional regulatory requests; inability to manufacture sufficient quantities of materials for clinical trials or validation; the failure by contract research organizations to appropriately manage clinical trials; or unforeseen safety issues. As a result, our research and development expenses may fluctuate significantly, and past trends are not indicative of future spending.

      Our cash, cash equivalents, restricted cash and short-term investments totaled $26.6 million as of December 31, 2003, including the proceeds of two private placements during 2003. In May 2003, we completed a preferred stock placement resulting in net cash proceeds of $3.2 million, and in October 2003 we completed a common stock placement resulting in net cash proceeds of $18.5 million. The primary purpose of the financings was to provide additional funding for the two pivotal trials of iseganan for the prevention of VAP, as well as for other general corporate purposes and working capital.

      We will need to raise additional funds to continue our operations, complete the FDA approval process of iseganan for the prevention of VAP if our trials are successful, commence commercialization if FDA approval is received, and pursue other indications. We cannot be certain that the results of either of the two pivotal trials for the prevention of VAP or trials for other indications will be successful, and product revenues may only be generated if we receive the required regulatory approvals and can successfully commercialize a product.

      As of December 31, 2003, we had received and accepted over eight kilograms of finished iseganan drug substance, which was booked to research and development expense in 2002 in accordance with our standard accounting practices. The quantity is sufficient to complete our planned clinical trials, but further quantities will be required to validate the manufacturing process, and for commercial use if we successfully obtain FDA approval for any indication.

      In 2003, we wrote off $2.4 million of prepaid iseganan drug substance to research and development expense, relating to an order of seven kilograms of drug substance that was expected to be delivered in 2003, but that we have not yet been satisfied was manufactured in accordance with a validation plan or with adequate documentation. We are currently discussing this matter with our contract manufacturer, and the write-off was recorded due to significant uncertainty over the timing and outcome of these discussions.

      In 2003, we recorded non-cash stock compensation expense of approximately $1.0 million for 308,835 unexercised stock options that were cancelled and re-granted in a one-for-one exchange and 12,500 options that were re-granted in connection with the cancellation of 54,166 unexercised stock options in February 2003. The re-granted options have an exercise price equal to the closing price of our common stock on the Nasdaq National Market on February 5, 2003, or $2.76 per share. The options generally vest over a four-year period and will expire in February 2008 if not previously exercised. Variable accounting is being applied to the re-granted options throughout their term. The related compensation expense depends on both the cumulative vesting of outstanding options and the price of our common stock at each quarter end, and therefore may have a significant impact on our future results of operations.

      On April 3, 2003, our stockholders authorized a 1-for-12 reverse stock split of all outstanding shares of our common stock, which was effected on April 10, 2003. All share and per share amounts have been retroactively adjusted to reflect the stock split for all periods presented.

      We intend that the following discussion of our financial condition and results of operations will provide information to assist in the understanding of our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to clinical trial accruals and stock-based compensation. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

      An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the financial statements.

Clinical Trial Accruals

      Our accrued costs for clinical trial activities are based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations, or CROs, investigators, drug processors, laboratories, consultants, or other clinical trial service providers that perform the activities. Related contracts vary significantly in length, and may be for a fixed amount, a variable amount based on actual costs incurred, capped at a certain limit, or for a combination of these elements. Activity levels are monitored through close communication with the service provider, including detailed invoice and task completion review, analysis of expenses against budgeted amounts, and pre-approval of any changes in scope of the services to be performed. Each CRO provides an estimate of costs incurred but not invoiced at the end of each period for each individual trial. The estimates are reviewed and discussed with the CRO as necessary, and included in research and development expenses for the related period. For investigator study grants, which are paid quarterly on a per-patient basis to the institutions performing the clinical study, we accrue an estimated amount based on patient enrollment in each quarter. All estimates may differ significantly from the actual amount subsequently invoiced. No adjustments for material changes in estimates have been recognized in any period presented.

Stock-Based Compensation

      In February 2003, the Board approved a cancellation and re-grant of 308,835 unexercised stock options held by our existing employees and directors in a one-for-one exchange and 12,500 options that were re-granted in connection with the cancellation of 54,166 unexercised stock options held by one of our directors. The options generally vest over a four-year period and will expire in February 2008 if not previously exercised. Variable accounting is being applied to the newly-granted options throughout their term. The related compensation expense depends on both the cumulative vesting of outstanding options and the price of our common stock at each quarter end, and therefore may have a significant impact on our future results of operations. No adjustments for material changes in estimates have been recognized in any period presented.

      As permitted by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” we elected to follow APB 25 and related interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of an employee or director stock option is set equal or in excess of the fair market value of the underlying stock on the date of grant, no compensation expense is recognized. In February 2003, certain employee and director stock options for which the exercise prices had originally been set at less than the fair market value of the underlying stock on the grant date, were cancelled and re-granted in a one-for-one exchange. We recorded deferred compensation for the difference between the original exercise price and the fair market value of the underlying stock on the grant date as a component of stockholders’ equity, and the total was being amortized on a straight-line basis over the vesting period of the original awards, ranging from four to six years. The related re-granted options all vest over a four-year period, and the remaining unamortized deferred compensation as of the re-grant date is now being amortized over the new four-year vesting schedule, commencing at the date of re-grant. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options, for which accrued but unvested compensation has been recognized, are forfeited prior to vesting. No adjustments for material changes in estimates have been recognized in any period presented.

      Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS 123 and the FASB’s Emerging Issues Task Force issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and are recognized over the related service period and are periodically re-measured as the underlying options vest. The fair values are estimated using the Black-Scholes option pricing model, and are periodically re-measured as the underlying options vest. The option pricing model is dependent on a number of inputs, which may change over time. Other option pricing models may produce fair values that are substantially different from the Black-Scholes model. No adjustments for material changes in estimates have been recognized in any period presented.

Comparison of Years Ended December 31, 2003, 2002 and 2001

Revenues

      IntraBiotics had no product sales or contract revenues for the years ended December 31, 2003, 2002 and 2001. We do not anticipate any product revenues until we obtain FDA approval for, and commence commercialization of, any product candidate.

Expenses

Research and Development

	2003	Change	2002	Change	2001

	(Dollars in thousands)
Research and development	$7,727	(66.5)%	$23,053	(39.4)%	$38,034

      Research and development expenses primarily include clinical trial expenses, research and development payroll expense, drug substance expense, allocated facilities costs and non-cash stock compensation charges. Research and development expenses decreased in 2003 by $15.3 million from 2002, primarily due to a $9.3 million reduction in clinical trial expenses and a $3.2 million reduction in research and development payroll expense, allocated facilities costs and non-cash stock compensation charges as a result of restructuring activities in 2002 following termination of our oral mucositis program. The clinical trial expenses of $4.3 million in 2003 relate to the first pivotal trial of iseganan for the prevention of VAP, which commenced in September 2003. In 2002 and 2001, clinical trial expenses of $13.6 million and $20.0 million, respectively, primarily related to studies of iseganan for oral mucositis, an indication that we are no longer pursuing. Research and development expenses decreased in 2002 by $15.0 million from 2001, primarily due to reductions of $5.1 million in research and development payroll expense, $6.7 million in outside services related to clinical trials and $2.1 million in license fees.

      In 2003, research and development expenses include a write-off of $2.4 million for prepaid iseganan drug substance, relating to an order of seven kilograms of iseganan bulk drug substance that was expected to be delivered in 2003. We have not yet been satisfied that the lot was manufactured in accordance with a validation plan or that related documentation is adequate, and we are currently discussing this with our contract manufacturer. Due to significant uncertainty over the timing and outcome of these discussions, the entire $2.4 million prepaid amount was written off in September 2003. In 2002, research and development expenses included a $4.8 million charge related to the delivery of iseganan bulk drug substance as a result of terminating a supply agreement with the same contract manufacturer as part of our restructuring. Non-cash stock compensation charges were $59,000, $656,000 and $1.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. The decreases between each period are primarily due to the cancellation of options for terminated employees and consultants.

      We expect research and development expenses to at least double in 2004 compared to 2003 as patients continue to be enrolled in the first pivotal trial of iseganan for the prevention of VAP, which is currently our primary focus.

      Drug development in the United States is a process that includes several steps defined by the FDA. The process begins with the filing of an investigational new drug, or IND, application that, if successful, allows clinical study of the potential new drug. Clinical development typically involves three phases of study: Phase I, II and III. Pivotal trials are trials that are suitable for submission to the FDA for regulatory approval, and generally comprise Phase III trials. The most significant costs associated with clinical development are for Phase III trials, as they tend to be the longest and largest studies conducted during the drug development process. After completion of clinical trials, a new drug application, or NDA, may be filed with the FDA. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. The lengthy process of seeking regulatory approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could have a material adverse effect on our results of operations.

          General and Administrative

	2003	Change	2002	Change	2001

	(Dollars in thousands)
General and administrative	$5,782	(32.9)%	$8,617	(6.4)%	$9,202

      General and administrative expenses in 2003 decreased by $2.8 million from 2002, primarily due to reduced headcount and facility-related costs as a result of a restructuring in October 2002. The decrease in 2002 of $585,000 from 2001 was primarily attributed to the reduction in headcount as a result of a restructuring implemented in May 2001, partially offset by the acquisition of Apothogen, Inc., or Apothogen, in April 2002, which increased general and administrative headcount, and a $344,000 charge in conjunction with the termination of two property leases in the fourth quarter of 2002. We expect total general and administrative expenses to be similar in 2004 compared to 2003, although a number of factors may significantly impact the total expense in 2004, including the impact of changes in our stock price on non-cash stock compensation charges.

      General and administrative costs primarily include administrative payroll expense, outside contractors, legal and accounting fees, insurance, non-cash stock compensation charges, facilities, travel and other general administrative expenses. Non-cash stock compensation charges were $1.3 million, $1.7 million and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

          Restructuring and Other Charges

	2003	Change	2002	Change	2001

	(Dollars in thousands)
Restructuring and other charges	$—	(100.0)%	$6,118	(72.1)%	$21,956

      There were no restructurings during 2003. In 2002, restructuring expenses were primarily comprised of $5.2 million as a result of a facilities lease termination agreement and $848,000 of severance costs as a result of our restructuring in October 2002 due to the termination of our oral mucositis program. The restructuring reduced our headcount to 11 as of December 31, 2002 from 37 as of December 31, 2001. The $5.2 million lease termination expense included cash payments, the issuance of common stock and the write-off of a deferred rent balance. Of the $848,000 severance costs, $784,000 was paid in 2002 and the remaining $64,000 was paid in January 2003.

      Restructuring charges of $22.0 million were recorded in 2001 resulting from a restructuring plan implemented in May 2001 in order to conserve capital and focus resources on the development of iseganan. The restructuring charges included asset write down charges of $11.8 million, costs related to work force reduction of $2.9 million, termination costs for collaboration agreements of $4.1 million and facilities consolidation costs of $3.2 million.

      The workforce reduction was comprised of 90 employees, who were all terminated in 2001, representing a 71% reduction in force. The estimated cost of terminating the collaboration agreements was increased by $483,000 in the fourth quarter of 2001 and $166,000 in 2002.

      The facilities consolidation costs related to the vacating of three facilities in Mountain View, California, totaling 142,000 square feet. One of the vacated facilities was subleased during 2001, the second was terminated in October 2001 and the third in January 2003. In 2001, an adjustment was made to increase restructuring charges associated with facilities consolidation by $1.9 million for additional costs related to the third vacated facility. In November 2002, we reached agreements with the landlords of this building and the facility, which we had subleased, to terminate the leases. The additional expense recorded during 2002 was $5.2 million and included cash payments, the issuance of common stock and the write-off of a deferred rent balance.

      Additionally, as part of the May 2001 restructuring plan, we wrote down to estimated fair value $11.8 million of leasehold improvements, laboratory equipment, computers and other assets that were no longer being used. In the fourth quarter of 2001 we received proceeds from the disposition of certain leasehold improvements and other assets previously written down in excess of the amounts originally estimated. As a result, we recognized a gain of $2.2 million that offset restructuring and other charges in the statement of operations for 2001.

          Arbitration Settlement

      During the year ended December 31, 2002, we received $3.6 million from a contract vendor as a result of an arbitration settlement relating to a drug dispensing error in a Phase III trial of iseganan for oral mucositis. We had no comparable item in 2003 or 2001.

          Interest Income and Expense

	2003	Change	2002	Change	2001

	(Dollars in thousands)
Interest income	$166	(76.4)%	$703	(75.3)%	$2,843
Interest expense	$—	(100.0)%	$(459)	(58.7)%	$(1,110)

      Interest income decreased in both 2003 and 2002, primarily resulting from decreases in average interest earning investment balances and lower interest rates in each year.

      Interest expense decreased to zero in 2003 due to the repayment of our line of credit and bank loan in October 2002. The decrease in 2002 from 2001 was primarily attributed to a reduction in the average balance of our line of credit and a reduction in applicable interest rates.

          Other Income, net

	2003	Change	2002	Change	2001

	(Dollars in thousands)
Other income, net	$31	(96.4)%	$856	820.4%	$93

      Other income, net in 2002 includes $975,000 from the sale of two preclinical anti-infective programs to Micrologix Biotech Inc., or Micrologix, a Canadian company, in May 2002, for $400,000 in cash and 750,000 shares of Series A preferred stock of Micrologix. The shares are redeemable at $1 per share or convertible into common stock at the election of Micrologix upon the occurrence of certain time and achievement milestones as follows:

•	shares converted into common stock with a value of $400,000 upon the four month anniversary of the effective date of the agreement;

•	shares will convert into common stock with a value of $100,000 upon commencement of certain toxicology studies; and

•	shares will convert into common stock with a value of $250,000 upon filing for marketing approval for certain drugs in certain countries.

      Other income of $775,000 was recognized in the second quarter of 2002 upon receipt of the $400,000 in cash and the 750,000 shares, and other income of $200,000 was recognized in the third quarter of 2002 upon redemption of 400,000 of the shares at $1 per share, which was triggered by the first milestone set forth above. No other income was recorded in either 2003 or 2001 as a result of this transaction.

Income Taxes

      Since inception, we have incurred operating losses and accordingly have not recorded a provision for income taxes for any of the periods presented. As of December 31, 2003, we had net operating loss carryforwards for federal and state income tax purposes of approximately $192.0 million and $44.0 million, respectively. We also had federal and state research and development tax credits each of approximately $3.3 million. If not utilized, the net operating losses and credits will expire in the years 2004 through 2023. Utilization of net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credit carryforwards before they can be used. Please read Note 11 of the Notes to the Financial Statements included in this prospectus for further information.

Liquidity and Capital Resources

	2003	Change	2002	Change	2001

	(Dollars in thousands)
Cash, cash equivalents, restricted cash and short-term investments	$26,644	100.1%	$13,315	(62.5)%	$35,470

      At December 31, 2003, we had cash and cash equivalents of $14.3 million, representing an increase of $4.1 million from December 31, 2002. Short-term investments were $12.1 million in 2003 as compared to $2.9 million in 2002, and restricted cash remained at $250,000. We had no debt outstanding as of December 31, 2003. We invest excess funds in short-term money market funds and securities pursuant to our investment policy guidelines. The following is an analysis of changes in our cash and cash equivalents in each respective year.

	2003	2002	2001

	(In thousands)
Net cash used in operating activities	$(8,823)	$(26,347)	$(53,602)
Net cash provided by (used in) investing activities	(9,211)	(1,552)	44,693
Net cash provided by (used in) financing activities	22,150	10,087	(2,092)

Net increase (decrease) in cash and cash equivalents	$4,116	$(17,812)	$(11,001)

      The net cash used in operating activities decreased in 2003 from 2002, primarily due to a reduction in the net loss from $34.5 million to $13.3 million, which primarily resulted from lower clinical trial expenses between the respective years and restructuring actions taken in 2002. The decrease from 2001 to 2002 was primarily due to a reduction in net loss from $67.4 million to $34.5 million, which primarily resulted from $22.0 million of restructuring expenses in 2001, and related reductions in operating cash outflows as a result of lower clinical trial activity and internal operating costs in 2002.

      The net cash used in investing activities in 2003 relates to the purchase of $12.1 million of short-term investments, partially offset by the maturity of short-term investments of $2.9 million. In 2002, the cash used primarily relates to the purchase of $2.9 million of short-term investments, partially offset by the proceeds from the sale of two pre-clinical programs to Micrologix for $800,000. The change from 2001 to 2002 was primarily due to the maturities of short-term investments totaling $51.8 million in 2001.

      The cash provided by financing activities in 2003 primarily related to two private placement transactions. In May 2003, we sold 350 shares of a newly created Series A convertible preferred stock and issued warrants to purchase 920,699 shares of common stock, resulting in net cash proceeds of $3.2 million, and in October 2003, we sold 1,774,000 shares of newly issued common stock and issued warrants to purchase 354,800 shares of common stock, resulting in net cash proceeds of $18.5 million. Cash provided by financing activities in 2002 was primarily due to net proceeds of approximately $14.0 million and $5.0 million from two private placements of common stock, partially offset by $9.4 million in payments on financing obligations to a bank. The cash used in financing activities in 2001 was primarily due to payments on financing obligations of $13.8 million, partially offset by proceeds from financing obligations of $11.2 million.

Contractual Obligations

      The impact that our contractual obligations as of December 31, 2003 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due by Period

					More
		Less Than	Between	Between	Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Drug substance(1)	$450	$300	$100	$50	$0
Operating leases(2)	43	43	—	—	—

Total contractual commitments	$493	$343	$100	$50	$0

(1)	Drug substance commitments are to the same contract manufacturer to which we prepaid $2.4 million for an order of seven kilograms of iseganan bulk drug substance. In 2004, the commitment represents the potential payment of $250,000 upon acceptance of this order, when and if this occurs, and $50,000 in fees for storage of iseganan. The remaining $150,000 represents storage fees for iseganan through 2007.

(2)	Operating leases relate to the lease for our facility in Palo Alto, California, which was due to expire on June 30, 2004. Under the terms of the original lease we had committed to pay $43,000 in 2004. In March 2004 we agreed to extend the existing lease through June 30, 2005 for an additional rent commitment of $96,768. We also added an additional facility in the same building for an additional rent commitment of approximately $119,000 from April 1, 2004 to June 30, 2005. The new lease for both premises includes an option to extend until December 31, 2005 at the then market rents for the building.

     There were no purchase obligations as of December 31, 2003 that included material penalties for cancellation and were enforceable and legally binding.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements (as that term is defined in relevant SEC rules) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Indemnifications

      In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the third party to such arrangement from any losses incurred relating to the services they perform on behalf of IntraBiotics or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial. In addition, we have entered into indemnity agreements with each of our directors and executive officers. Such indemnity agreements contain provisions which are in some respects broader than the specific indemnification provisions contained in Delaware law. We also maintain an insurance policy for our directors and executive officers insuring against certain liabilities arising in their capacities as such.

Future Capital Requirements

      We expect to continue to incur substantial operating losses and will not receive any product revenues until a product candidate has been approved by the FDA and successfully commercialized. We currently anticipate our cash, cash equivalents and investments to be sufficient to fund operations for at least the next 12 months. We expect, however, that we will need to raise significant additional funds to continue our operations, complete the FDA approval process of iseganan for VAP if our trials are successful, commence commercialization if FDA approval is received, and pursue other indications.

      This forecast is a forward-looking statement that involves risks and uncertainties, and actual results could vary. Our future capital requirements will depend on many factors, including:

•	the timing, delay, cost, extent and results of clinical trials;

•	future opportunities for raising capital;

•	payments to third parties for manufacturing scale up and validation;

•	the costs and timing of regulatory approvals;

•	the costs of establishing sales, marketing and distribution capabilities; and

•	the progress of our development activities.

      Until we can generate sufficient cash from our operations, which we do not expect for the foreseeable future, we expect to finance future cash needs through private and public financings, including equity financings. We may also generate cash through collaboration or licensing arrangements, although no such transactions are currently under negotiation. We cannot be certain, however, that additional funding will be available when needed or on favorable terms. If additional funding is not available, we may need to delay or curtail our development and clinical trial activities to a significant extent, or we may be forced to cease operations.

Quarterly Results of Operations

      The following table presents a summary of our unaudited quarterly operating results for each quarter of the last two years. We derived this information from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2002	2002	2002	2002	2003	2003	2003	2003

	(In thousands, except per share amounts)
Operating expenses:
Research and development	$7,041	$6,411	$3,955	$5,646	$268	$1,352	$3,641	$2,466
General and administrative	1,460	2,447	2,388	2,322	1,665	1,043	1,125	1,949
Restructuring and other charges	91	—	5,140	887	—	—	—	—
Arbitration settlement	(3,600)	—	—	—	—	—	—	—
Impairment of acquired workforce	—	—	—	1,365	—	—	—	—

Total operating expenses	4,992	8,858	11,483	10,220	1,933	2,395	4,766	4,415

Operating loss	(4,992)	(8,858)	(11,483)	(10,220)	(1,933)	(2,395)	(4,766)	(4,415)
Interest income	265	215	143	80	26	45	28	67
Interest expense	(153)	(113)	(131)	(62)	—	—	—	—
Other income, net	—	784	200	(128)	—	—	—	31

Net loss	(4,880)	(7,972)	(11,271)	(10,330)	(1,907)	(2,350)	(4,738)	(4,317)
Non-cash deemed dividend related to beneficial conversion feature of Series A preferred stock	—	—	—	—	—	(1,418)	—	(18)
Non-cash dividends on Series A preferred stock	—	—	—	—	—	(47)	(70)	(65)

Net loss applicable to common stockholders	$(4,880)	$(7,972)	$(11,271)	$(10,330)	$(1,907)	$(3,815)	$(4,808)	$(4,400)

Basic and diluted net loss per share applicable to common stockholders	$(1.73)	$(2.58)	$(3.59)	$(3.23)	$(0.58)	$(1.17)	$(1.46)	$(0.87)

Shares used to compute basic and diluted net loss per share applicable to common stockholders	2,815	3,095	3,143	3,200	3,269	3,270	3,283	5,056

Quantitative and Qualitative Disclosure About Market Risk

      The primary objective of our investment activities is to preserve our capital until it is required to fund operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. As of December 31, 2003, we owned financial instruments that are sensitive to market risk as part of our investment portfolio. To minimize this risk, in accordance with our investment policy guidelines, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer. The average duration of our investment portfolio in 2003 and 2002 was less than one year. Due to the short-term nature of these investments, a 50 basis point movement in market interest rates would not have a material impact on the fair value of our portfolio as of December 31, 2003 and 2002. We have no investments denominated in foreign country currencies and therefore our investments are not subject to foreign currency exchange risk.

      The following table summarizes the average interest rate and fair market value of the short-term investments held by us as of December 31, 2003 and 2002:

		Fair Market	Average
Short-term investments	Total Cost	Value	Interest Rate

	(Dollars in thousands)
December 31, 2003	$12,106	$12,108	1.36%
December 31, 2002	$2,895	$2,895	1.83%

Recent Accounting Pronouncements

      See Note 2 of the financial statements for a full description of recent accounting pronouncements including the respective effects on our financial condition, results of operations and disclosure.

BUSINESS

Overview

      We are developing novel antimicrobial drugs designed to overcome many of the shortcomings of currently prescribed anti-infectives. These shortcomings result from the wide range of microbes responsible for serious infections and the fact that many microbes have become resistant to current therapies. We have selected our product candidate, iseganan, for development because it kills a broad spectrum of microbes with a low propensity for resistance. Iseganan is currently in clinical development for two indications: the prevention of ventilator-associated pneumonia, or VAP, and the treatment of lung infections associated with cystic fibrosis, or CF. Additionally, we are evaluating the use of iseganan in other types of infection where we believe that its properties may render it more useful than current therapies.

      We believe that the prevention of VAP represents a significant unmet medical need and an attractive market opportunity. VAP is the most common infection contracted by patients in the intensive care unit, or ICU. Worldwide, over one million patients annually are at risk of developing VAP. Because these patients are critically ill, developing pneumonia can have particularly serious consequences.

      There are no currently approved therapies for the prevention of VAP. While antibiotics, a class of antimicrobial drugs that kill bacteria, have been demonstrated to be effective in preventing VAP, concerns about antibiotic resistance have precluded their use as the standard of care for prevention. As a result, physicians wait until pneumonia is diagnosed before prescribing an antibiotic. We believe that iseganan may be effective as a prophylactic agent in this market as a result of its broad spectrum, microbe-killing activity and low propensity to engender resistance.

      We have retained worldwide commercial rights to iseganan and the intellectual property around it. Iseganan has been granted Fast Track designation with the FDA for the prevention of VAP. Iseganan has also been accepted for inclusion into the FDA’s CMA Pilot 2 Program, providing for enhanced access to guidance and feedback from FDA staff. In addition, we have established a Special Protocol Assessment, or SPA, with the FDA, detailing an agreed-upon pivotal clinical trial design for the prevention of VAP. The SPA requires us to conduct two identical pivotal clinical trials, the first of which is currently enrolling patients. We expect results from the first VAP trial by the end of 2004.

Background

      Two interrelated problems are thwarting efforts to improve the prevention and treatment of infectious disease. First, patients are vulnerable to infection caused by a wide range of microbes. Second, many microbes encountered by patients today are not susceptible to current therapy. The result of these problems is that infectious diseases are increasingly difficult to treat and are adding substantial costs to the health care system.

      Since the discovery of penicillin more than 50 years ago, many types of antimicrobial drugs have been developed to fight microbial infections. Until recently, antimicrobial drugs have been highly successful in controlling the morbidity associated with serious infections. In recent years, however, many microbes have developed resistance to currently marketed antibiotics. Once microbes become resistant, infections can become difficult or impossible to treat. According to the FDA, approximately 70% of microbes that cause infections in hospitals are resistant to at least one of the drugs most commonly used to treat infections. The Centers for Disease Control and Prevention has stated that antibiotic resistance is among the organization’s top concerns. The increasing prevalence of drug-resistant microbes has led to increased morbidity, prolonged hospitalizations and increased health care costs.

      The antibiotic resistance problem is worsening, in part because of the use of multiple antibiotics to treat individual cases of infection. In order to combat infection, doctors typically prescribe combinations of antibiotics for two reasons. First, many infections can be caused by a broad range of microbial pathogens. Second, because the results of diagnostic tests that determine the pathogen(s) causing an infection are often not available in a timely fashion, physicians are frequently forced to prescribe multiple antibiotics to cover the range of possible microbes. As pathogens have evolved to evade the activity of the commonly-prescribed antibiotics, multi-drug resistant strains have proliferated.

      The serious health risk posed by microbial infection, the variability of microbes that cause infection and the proliferation of microbes resistant to current drugs have created a significant medical need in hospitals worldwide. To address this problem, an ideal antimicrobial drug would:

•	have a broad spectrum of killing activity;

•	not engender microbial resistance or cross-resistance; and

•	be safe and easy to administer.

      Such a drug would not only serve as an effective treatment option for drug-resistant microbes, but could also be useful in prophylaxis, thereby preventing infections in the first place, preserving treatment options and reducing costs to the health care system.

Our Solution

      We are developing a novel class of drugs designed to kill a broad range of microbes without engendering resistance. These drugs are derived from antimicrobial peptides that have evolved in mammals and are a natural part of the body’s mechanism to kill microbes and fight infection. In contrast, conventional antimicrobial drugs, developed from plants, molds and other non-mammals, are naturally more narrow in spectrum and engender resistance. We believe that our mammalian-derived peptides will improve outcomes in a broad range of serious infections.

      We have chosen to develop a class of peptides called protegrins, from the more than 200 antimicrobial peptides found in nature. These antimicrobial peptides, which are found on moist surfaces, such as those in the mouth and lungs as well as in white blood cells, represent the principal infection-fighting mechanism of the mammalian immune system. Iseganan is an analog of a naturally-occurring protegrin that we have optimized to enhance its killing activity.

Our Strategy

      There are two elements of our development strategy that we believe will enable us to develop safe and effective antimicrobial solutions.

•	Target indications for which clinical proof-of-principle exists, but where resistance diminishes therapeutic effect. In the case of VAP, there have been numerous large clinical studies that have shown that oral administration of antimicrobial drugs is effective in preventing VAP. However, concerns over antibiotic resistance and narrow spectrum have generally impeded physicians from using these drugs prophylactically. In CF, an inhaled antibiotic, TOBI, has been approved and is used to control the infection associated with the disease. However, chronic and uninterrupted use of TOBI generates resistance, requiring intermittent monthly drug holidays during which the patient’s condition regresses. We believe that targeting indications where antimicrobial drugs have already demonstrated their effectiveness may reduce our development risk.

•	Target indications where we can obtain direct access to the site or source of infection. Unlike conventional intravenous delivery of antibiotics to treat disease, which often can lead to poor drug concentrations at the site of infection and high systemic exposures and related toxicities, iseganan is delivered directly to the site or source of the infection, i.e., the oral cavity in the case of VAP and the lung in the case of CF. We believe that this strategy may optimize efficacy by maximizing drug concentrations where the drug is needed and reduce potential toxicity by limiting systemic drug exposure.

Key Features and Benefits of Iseganan

      We believe that there are four features of iseganan that will translate into important clinical benefits.

•	Broad Spectrum. Iseganan kills a diverse range of pathogens. This includes the two major classes of bacteria, Gram-positive and Gram-negative, as well as yeast-like fungi, which are often not naturally susceptible to antibiotics. Treating these three classes of pathogens typically requires two or three antimicrobial drugs. Iseganan is also active against the vast majority of drug-resistant pathogens, including those most commonly found in hospitals. Importantly, iseganan is active against methicillin-resistant Staphylococcus aureus, or MRSA, one of the most common hospital-borne resistant microbes, as well as yeast-like organisms such as Candida albicans, which are known to cause oral diseases if they become overabundant in the mouth. We are unaware of any other agent on the market or in clinical development that possesses this breadth of antimicrobial activity.

•	Low Propensity to Engender Resistance. Iseganan destroys the cell membranes of microbes, thus damaging their structural integrity. Based on tests we have conducted in the laboratory, iseganan works 100 to 1,000 times faster than conventional antibiotics. Because the cell membrane is a fundamental structure and cannot readily change, and because iseganan destroys membranes so quickly, there is little chance for a microorganism to survive iseganan’s killing activity and develop resistance. We conducted several laboratory experiments which were designed to engender resistance. We found that organisms have remained susceptible to the killing effects of iseganan while developing significant resistance to conventional antibiotics. This has been confirmed in both drug-susceptible, as well as multi-drug resistant, strains of pathogens.

There is clinical evidence that antimicrobial peptides may not engender microbial resistance. Colistin, a bacterially derived antimicrobial peptide whose mechanism of action is similar to iseganan, has been used for decades to treat CF, and to date, microbial resistance to colistin has not been seen. We believe that colistin’s therapeutic value, however, is limited due to its relatively narrow spectrum of activity.

•	Low Propensity to Engender Cross-Resistance. Cross-resistance arises when an organism develops resistance to a second antibiotic upon exposure to a first, unrelated antibiotic. For example, exposure to amoxocillin may cause resistance to azythromycin. Cross-resistance is particularly problematic because it can severely limit the number of viable therapeutic options a physician has to treat a patient. Organisms treated with iseganan, however, have been shown to remain susceptible to the killing effects of other antimicrobial drugs. As a result, we believe that use of iseganan will preserve therapeutic options.

•	Safe and Well-Tolerated. Based on our experience to date, iseganan appears to be safe and well-tolerated at therapeutically relevant doses when administered to the oral cavity, the planned route of administration for the prevention of VAP. In particular, iseganan has been delivered to the oral cavity of more than 800 patients to date, with no differences in adverse events between the active and placebo groups observed consistently among the trials. Whether delivered to the oral cavity or by inhalation, iseganan is not detectably absorbed into the bloodstream. In CF, based on our completed Phase I studies, we believe we have sufficient safety data to submit to the FDA in support of a Phase II study.

      We believe that these features will provide important benefits to patients and their physicians. Iseganan may allow physicians to effectively prevent and treat infections without:

•	precisely knowing the offending pathogen;

•	using multiple antimicrobial drugs;

•	engendering resistance; and

•	compromising future use of antimicrobial drugs.

Our Development Programs

      Iseganan is in clinical development for two indications, ventilator-associated pneumonia and lung infections associated with cystic fibrosis. Several other conditions for which iseganan may have utility are also under investigation, although at an earlier stage of development.

Indication	Development stage	Our commercial rights

Ventilator-associated pneumonia	Pivotal trials	Worldwide
Cystic fibrosis	Planned Phase II trial in 2nd half 2004	Worldwide
Ear infections	Preclinical	Worldwide
Acne and skin infections	Preclinical	Worldwide
Vaginitis	Preclinical	Worldwide

Iseganan for Ventilator-Associated Pneumonia

Background and Market Opportunity

      VAP is the most common infection contracted by patients in the ICU and is a direct result of artificial life support. Artificial life support involves insertion of a tube that connects the patient’s lungs to a breathing machine. The tube renders the patient vulnerable to developing pneumonia because it facilitates leakage of microbes from the mouth into the airway of the lungs. The longer the tube is in place, the greater the risk a patient will develop VAP.

      There are approximately one million patients annually in the United States, Europe and Japan who are on artificial life support for two or more days and thus are at substantial risk of developing VAP. Approximately 20% of patients who require artificial life support for at least two days develop VAP. Patients who develop VAP are treated with intravenous antibiotics. In spite of this treatment, patients who develop VAP spend, on average, six extra days in the ICU, which adds approximately $40,000 in incremental cost. According to the Joint Commission on Health Care Organizations, the rate of VAP has recently become a core quality metric for hospital accreditation and reimbursement. The costs associated with VAP are generally not reimbursed by payors such as Medicare, but are instead borne by the hospitals.

      There are no approved drugs for the prevention of VAP.

Oral Decontamination as a Strategy to Prevent VAP

      Given that VAP arises through the aspiration of microbes from the mouth into the lungs, decontaminating the mouth using antimicrobial drugs to prevent VAP is an approach that has received significant medical and scientific interest. Since 1984, there have been more than 30 randomized clinical trials using conventional antimicrobial drugs topically applied in the oral cavity. Most of these trials have independently been statistically significant, and, in the aggregate, they have demonstrated reductions in the incidence of VAP of approximately 50%.

      The following table presents a summary of trials of oral decontamination using conventional antimicrobial drugs conducted and published in peer-reviewed journals in the last ten years. These trials are large, placebo-controlled studies using similar eligibility and diagnostic criteria as our trials of iseganan in preventing VAP.

		VAP rate
	Sample	in placebo	VAP rate in	Reduction in
Author (Year)	size	group	active group	VAP rate	p-value

Krueger (2002)	527	11%	2%	80%	0.007
Bergmans (2001)	165	31%	10%	67%	0.001
Sanchez (1998)	271	29%	11%	61%	<0.001
Quinio (1996)	148	51%	25%	51%	0.01

      In general, these studies used combinations of generically available antimicrobial drugs, formulated by hospital staff for oral application. The percentage reduction in the incidence of VAP following the application of topical oral antimicrobial drugs is large, reproducible and statistically significant. Reductions are consistently seen over a wide range of the type of antimicrobial agent used, dosage, formulation or patient population studied. In addition to demonstrating reductions in VAP, several clinical trials have demonstrated that preventing VAP can reduce the use of intravenous antimicrobial drugs for treatment, as well as a patient’s time on artificial life support.

      Despite these positive results, oral decontamination using conventional antimicrobial drugs generally has not been adopted as a prevention strategy for VAP due to concerns over causing resistance and cross-resistance. Specifically, many of the agents that are effective in preventing VAP are preserved for use in the ICU as systemic agents to treat serious infections. Hence, because of concerns about antimicrobial resistance, prophylactic use is uncommon.

Iseganan’s Profile as an Agent for the Prevention of VAP

      We believe that iseganan has an attractive profile as an agent for the prevention of VAP.

Attribute	Benefit

Broad spectrum of activity • Gram-positive bacteria • Gram-negative bacteria • Drug resistant microbes • Yeast	• Kills the vast majority of pathogens known to cause VAP, including microbes not killed by conventional antimicrobial drugs due to resistance
Rapidly active in saliva	• Acts within minutes, even in the presence of oral secretions
Lack of resistance/cross- resistance	• Has not been observed to cause resistance in pathogens, including those most commonly responsible for causing VAP
Not used systemically for treatment of infection	• Appropriate for prophylactic use because it does not limit therapeutic options

Clinical Status of Iseganan in VAP

      Phase I/ II Clinical Trial. In February 2001, we completed a 42-patient, Phase I/II clinical trial in patients on artificial life support. The trial was designed to demonstrate safety and enable us to select the optimal dose, regimen and formulation of iseganan for use in subsequent clinical trials. Iseganan was observed to be safe, had no serious side effects and no detectable systemic absorption. Based on this trial, we determined the appropriate dose of iseganan to be nine milligrams administered every four hours via an oral topical solution. This dosing regimen initially resulted in several hundred-fold reductions in levels of microbes in the mouth. With continued dosing every four hours, even more substantial reductions in the level of microbes were maintained. We believe that this regimen will be consistent with existing ICU standard practices, which typically involve clearing patients’ oral secretions several times per day.

      Pivotal Program. We have designed the pivotal program for iseganan in collaboration with experts in the fields of biostatistics, infectious disease, infection control and critical care medicine. Each of two pivotal trials will enroll 900 patients. Eligible patients are those who are expected to be ventilated for at least 48 hours and who are not at imminent risk to die. Patients will be randomized within 24 hours of the onset of mechanical ventilation to receive either iseganan or placebo six times per day for 14 days while they are mechanically ventilated. The primary efficacy end point in each of the two trials is the occurrence of microbiologically confirmed clinical pneumonia among survivors. The data from the two trials will also be combined and analyzed for VAP-free survival, an additional analysis required by the FDA for product registration. Use of systemic antibiotics and duration of mechanical ventilation will also be measured in the trial.

      The first pivotal trial is presently ongoing and has enrolled more than 400 patients. It is anticipated that results from this trial will be available in the fourth quarter of 2004. We plan to start the second pivotal trial in the first half of 2005, with completion anticipated in 2006.

Regulatory Status

      We have accomplished three important objectives with the FDA concerning the regulatory status of iseganan in prevention of VAP: Fast Track designation, agreement on a Special Protocol Assessment and selection for the FDA’s CMA Pilot 2 Program. Each of these milestones is described below.

      Fast Track. In August 2003, the FDA granted us Fast Track status, which indicates that a drug is under development for a serious or life threatening condition in which there is a significant unmet medical need and that has the potential to address that need. Agents in development that are designated Fast Track may receive the benefit of increased FDA attention and more timely feedback. Iseganan was awarded Fast Track status because VAP is a serious disease, the outcomes of VAP are poor, and iseganan has the potential to significantly reduce the incidence of VAP.

      Special Protocol Assessment. In September 2003, we formalized the clinical program requirements for iseganan with the FDA through an SPA, detailing an agreed-upon pivotal clinical trial design. The SPA for iseganan calls for two identical pivotal trials for the prevention of VAP. Benefits of the SPA agreement with the FDA include:

•	written confirmation from the FDA that successful completion of the pivotal clinical trials will support registration;

•	two identical pivotal trials will be required; and

•	specific agreement on methodology of analysis of the individual clinical trials as well as how the data will be evaluated in aggregate for support of registration.

      CMA Pilot 2 Program. Iseganan has been accepted for inclusion in the FDA’s CMA Pilot 2 Program. Participation in this initiative is limited to one product for each review division within the FDA over the course of the program. Iseganan is the product selected by the Division of Anti-Infective Drug Products. The objective of the Pilot 2 program is to evaluate costs and benefits of enhanced sponsor access to guidance and feedback from the FDA during the IND phase of drug development. The FDA’s goal is to determine whether such activity can improve the efficiency of the drug development and review process. Once selected, participants and the FDA define specific agreements on the nature and timing of feedback and interactions between the participant and the FDA.

Iseganan for Cystic Fibrosis

Background and Market Opportunity

      Cystic fibrosis is the most common, lethal, inherited abnormality in Caucasians. According to the Cystic Fibrosis Foundation, approximately 30,000 people in the U.S. have CF. Over 90% of patients with CF develop a chronic, fatal lung infection. Median survival is 33 years of age. Consequently, patients who develop CF require a lifetime of antimicrobial therapy due to infections caused by diverse, multi-drug resistant microbes.

      A principal treatment for CF today is an inhaled antibiotic, tobramycin solution for inhalation, known as TOBI®. This drug had annual sales of approximately $170 million worldwide in 2003. TOBI is not curative and is typically administered in conjunction with Pulmozyme®, an enzyme that aids in the clearance of mucous in the lung, as part of a broader disease management strategy. Chronic use of TOBI is limited because of the development of resistance to the drug. As a result of antibiotic resistance, TOBI must be administered intermittently, in a schedule that calls for one-month breaks following each month of therapy. During the six months of the year in which patients do not use TOBI, microbes re-accumulate in the patients’ lungs, and gradually the patients’ condition deteriorates. When resistance occurs, multiple anti-infectives in complicated regimens must be used. Another drawback of TOBI is that it may not kill all microbes responsible for infection in CF. Recent evidence suggests that MRSA is increasingly prevalent in CF patients; TOBI is not active against this pathogen.

Iseganan’s Profile as a Potential Treatment for CF

      We believe that iseganan has an attractive profile as a potential treatment for CF-related infections. In particular:

•	iseganan kills a number of pathogens found in CF that other conventional inhaled anti-infectives on the market or in development do not, including organisms such as MRSA; and

•	because iseganan has not been observed to cause resistance among the pathogens most commonly responsible for causing infections, we believe that iseganan may be suitable for chronic and uninterrupted use.

Iseganan’s Properties as a Potential Antimicrobial Treatment for CF(1)

	Approved drugs		In development

	Colistin	TOBI	Aztreonam(3)	Doripenem	Iseganan

Spectrum of antimicrobial activity(2)
Pseudomonas aeruginosa	✓	✓	✓	✓	✓
Staphylococcus aureus
• methicillin-susceptible		✓		✓	✓
• methicillin-resistant (MRSA)					✓
No resistance documented to date	✓				✓

Candidate for uninterrupted therapy to address relevant pathogens					✓

(1) Data relating to these properties reflects management’s current belief with respect to iseganan and other treatments for CF.
(2) Data presented relates to antimicrobial activity against pathogens commonly associated with CF or for which there is recent evidence of increasing prevalence.
(3) Approved for systemic administration in other indications. Currently being tested for inhaled administration in CF.

Clinical Status of Iseganan in CF

      Phase I Studies. Based on preclinical studies where we demonstrated a reduction in microbial levels in the lungs of animals, we designed and completed four Phase I studies in human volunteers and patients. In our multi-dose study, we administered a 4.5 milligram inhaled dose twice daily for 2.5 days, the duration of the study. Preclinical studies suggest that this dose is in a therapeutically relevant range. While cough was observed in these patients, it was not so severe as to limit dosing, and it reduced in severity as dosing continued. No patients experienced a decrease in lung function during dosing with the formulation chosen for subsequent evaluation. There were no signs of systemic toxicity, and iseganan was not detected in the blood after inhalation. We believe that the safety data from these studies will be sufficient to support a Phase II study when submitted to the FDA.

      Phase II Study. A Phase II study to evaluate the antimicrobial efficacy of inhaled iseganan in patients with CF has been designed in collaboration with the Cystic Fibrosis Foundation. In this study, up to 48 patients will receive aerosols containing either placebo or iseganan. Eligible patients will include adults with cough productive of sputum. Patients will be taken off of their inhaled anti-infective therapy for a month prior to the start of the trial. Patients will be treated with doses ranging up to 20 milligrams twice daily for two weeks. The primary end point of this study will be to measure the level of microbes in the sputum of patients at the end of treatment. This measurement has been observed to improve during two weeks of administration of TOBI, which creates the metric for measuring success of inhaled iseganan. This study is expected to commence in the second half of 2004 with data available in 2005. If this trial is successful, we will need to undertake additional clinical trials and toxicology studies in CF.

Prior Clinical Trial Experience in Oral Mucositis

      We undertook a substantial program to develop iseganan for the prevention of complications of oral mucositis, a debilitating side effect of cancer therapy. It was reasoned that oral mucositis was a result of tissue injury induced by cancer therapy that was exacerbated by microbial infection. Over 800 patients received up to nine milligrams of iseganan, for up to six times daily for up to 10 weeks in three, randomized, placebo-controlled, double-blind, pivotal clinical trials. While these trials did not achieve statistically significant results on their primary end point of reduction of severe ulcerative oral mucositis, observations supportive of iseganan’s potential as an agent to prevent VAP were made.

•	Robust and Sustained Antimicrobial Activity. Our results showed that iseganan reduced the total amount of microbes in the oral cavity more than 100-fold following initial doses, and even more substantial reductions in the level of oral microbes were sustained during the several-week course of treatment. These results are relevant since iseganan was delivered in the same manner and at the same dose as is the case in the VAP studies. Further supporting these data were signs of clinical activity. For example, in the two pivotal trials that enrolled chemotherapy patients, statistically significant reductions in pain and difficulty swallowing were achieved. There was no evidence of effectiveness of iseganan in the third pivotal trial, which enrolled patients receiving radiation therapy to the head and neck.

•	Safe and Well-Tolerated. Iseganan was safe and well-tolerated in these studies. There were no consistent differences in adverse events between active treatment and placebo. Iseganan was not detectably absorbed into the systemic circulation. No resistance to iseganan among oral microbes was observed, nor was there overgrowth of microbes that were not naturally susceptible to iseganan.

      Based on our experience, we determined that infection played an insufficient role in oral mucositis to justify an anti-infective approach. As a result, we discontinued the development of iseganan for this indication.

Other Potential Indications for Iseganan

      We believe that iseganan’s pharmacologic properties make it an ideal agent to provide improved patient outcomes in a variety of other clinical settings. These settings are characterized by infections that:

•	are caused by a diverse range of microbes not normally susceptible to a single antimicrobial drug;

•	are caused by multi-drug resistant pathogens in which therapeutic options may already be limited; and

•	occur in parts of the body that are directly accessible by iseganan, leveraging iseganan’s rapid ability to kill microbes.

      Indications in which the benefits of iseganan may apply include ear infections in children, acne, folliculitis or other skin infections, and vaginitis. We are evaluating microbiological efficacy, formulation requirements and market opportunities to enable selection of our next clinical development program. We believe that there may be a significant, unmet need for new approaches to treat these infections. For example, in pediatric ear infections:

•	five pathogens account for 80% of ear infections, necessitating high-dose, broad-spectrum and potentially combination antimicrobial therapy;

•	resistance of the most common pathogens to available conventional anti-infectives is rising and may represent the majority of infections in certain clinical circumstances;

•	ear infections can be treated directly with topical antimicrobial therapy; and

•	the worldwide market for ear drops containing anti-infective drugs exceeded $325 million in 2003.

Clinical Supplies and Manufacturing

      We currently have sufficient quantities of iseganan to complete our planned clinical trials. We have completed scale-up of the manufacturing process. Further quantities will be required to validate the manufacturing process and for commercial use if we successfully obtain FDA registration for any indication. We intend to use contract manufacturers for the supply of our clinical and commercial product needs. We have previously engaged PolyPeptide Laboratories A/S to manufacture the iseganan bulk drug substance for our clinical trials. PolyPeptide is registered with the FDA and European regulators to manufacture licensed products. We have engaged Patheon, Inc. to produce iseganan formulated drug product for use in our pivotal clinical trials. Patheon is also registered with the FDA and European regulators to manufacture licensed products. We believe that iseganan is sufficiently stable both in bulk and formulated state to meet our clinical and expected commercial needs. Presently, PolyPeptide and Patheon are each the sole supplier for their respective services. Although we presently have no supply agreements with PolyPeptide or Patheon, we are in discussions with both of these suppliers and other potential suppliers regarding future supply arrangements.

Commercialization Strategy

      We own worldwide rights to iseganan for all indications and are currently evaluating our alternatives for commercialization. We may choose to form a partnership with an established pharmaceutical company for commercialization worldwide. We may choose to partner in certain indications for certain territories. We believe that should we choose to retain commercial rights to iseganan in VAP or CF, the markets we target are accessible through a small, focused sales force.

Competition

      There are no approved pharmaceutical products for the prevention of VAP. We are unaware of any products under development by pharmaceutical companies for the prevention of VAP. We are aware of one medical device product currently being marketed, an endotracheal tube with a catheter designed to suction secretions from below the vocal cords. To date, we believe that this product has achieved limited market acceptance. We are aware of other device products in development designed to address VAP.

      With regard to pharmaceutical products, we are aware of a clinical trial being conducted by a physician in Europe testing the utility of chlorhexidine, also known as Peridex, for the prevention of VAP. A prior published trial of chlorhexidine in this indication was not successful in reducing the incidence of VAP.

      It is possible that products already approved by the FDA for other indications may be used off-label by physicians for the prevention of VAP. Pharmaceutical companies and biotechnology companies may develop products in the future that compete with iseganan for the prevention of VAP. Many of these companies have substantially greater experience, financial and other resources than we do. In addition, they may have greater experience in developing drugs, obtaining regulatory approvals and manufacturing and marketing products. We believe that the principal bases for competition for our drug candidate are potential effectiveness, price and reimbursement status, ease of administration and side-effect profile. We cannot give any assurances that we can effectively compete with these other pharmaceutical and biotechnology companies.

      There are two approved pharmaceutical products used for the treatment of CF. TOBI is sold by Chiron Corporation and generated approximately $170 million in sales in 2003. Colistin is approved in Europe, but not in the United States, for the treatment of CF. Two products are in early stages of clinical development for the treatment of CF. Aztreonam is a product already approved for intravenous use and an inhaled formulation is in Phase II testing for the treatment of CF by Corus Pharma, Inc. Doripenem is an experimental agent in Phase I studies sponsored by Peninsula Pharmaceuticals, Inc. We do not believe aztreonam has any appreciable activity against staphylococci-like bacteria, one of the major pathogens involved in CF infection. Similarly, we do not believe the carbapenem class, of which doripenem is a member, has activity against MRSA.

Intellectual Property

      We own two U.S. patents and one U.S. patent application as well as foreign counterparts to many of these patents and patent applications that contain claims covering iseganan. This patent portfolio includes one issued U.S. patent which contains composition of matter claims covering iseganan, and one issued U.S. patent which contains claims covering pharmaceutical compositions of iseganan. These patents expire no earlier than 2015. Patent applications covering the use of iseganan to prevent VAP are pending in the U.S. and several foreign countries. In addition, we are either the owner or exclusive licensee from The Regents of the University of California of five U.S. patents and two U.S. patent applications covering related antimicrobial peptides and/or their uses.

      Patent applications covering iseganan and the related antimicrobial peptides are either pending or have issued in several foreign jurisdictions, including pending patent applications for iseganan in Europe and Japan and an issued patent in Australia. This Australian patent expires in 2015. We do not currently have any issued patents in Europe or Japan covering iseganan and we do not know whether any of our pending patent applications will result in the issuance of patents in these jurisdictions.

      We cannot guarantee that patents will be issued as a result of any patent application or that patents that have issued will be sufficient to protect our technology or products. We cannot predict the enforceability or scope of any issued patent or those that may issue in the future. Moreover, others may independently develop similar technologies or duplicate the technology we have developed. We also rely on trade secrets and proprietary know-how for protection of certain of our intellectual property. We cannot guarantee that our confidentiality agreements provide adequate protection or remedies in the event of unauthorized use or disclosure of our intellectual property. Third parties may assert infringement or other claims against us. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns and if unsuccessful, we may be forced to license the intellectual property.

      In April 1994, we entered into a license agreement with The Regents of the University of California, or the Regents, under which we have exclusive rights to develop and commercialize protegrin-based products, such as iseganan. To date, we have paid $125,000 in fees under this agreement. We are obligated to bear all patent costs and submit semi-annual progress reports to the Regents until the first commercial sale. Subsequent to this sale, we are obligated to provide quarterly royalty reports and make quarterly royalty payments to the Regents. The Regents have the right to inspect our royalty records at any time. We may terminate the agreement upon prior written notice, which shall be effective 90 days after the date of such notice. The Regents may provide a notice of default if any of the following occur: we fail to use diligent efforts to develop and commercialize Protegrin-based products, we are unable to meet certain targets for raising capital or expending resources for the development and commercialization of protegrin-based products, or we cannot achieve the commercialization milestones stated in a development plan that we presented to the Regents. Upon receipt of the notice of default, we have 90 days to cure the default. If we do not cure the default, the Regents have the right to terminate the agreement by delivering a second written notice. The agreement is effective for the life of the last-to-expire patent in the Regents’ patent rights, unless all patent applications are abandoned or no patents are issued, or for 17 years from the first commercial sale of the licensed product, whichever comes first.

Government Regulation

      Governmental authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing, of our products. The FDA regulates drugs, including anti-infectives, under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and criminal prosecution.

      The steps required before a drug may be marketed in the United States include:

•	submission to the FDA of an investigational new drug exemption for human clinical testing, which must become effective before human clinical trials may commence;

•	adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication;

•	submission to the FDA of a new drug application; and

•	FDA review and approval of the new drug application.

      An investigational new drug application automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the investigational new drug application. In such a case, the investigational new drug application sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.

      Clinical trials to support new drug applications for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in a limited patient population, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the drug in the indication being studied. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population, typically at geographically dispersed clinical trial sites. Phase I, Phase II or Phase III testing of any product candidates may not be completed successfully within any specified time period, if at all.

      Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and of the clinical trials, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of a new drug application requesting approval to market the product for one or more indications. Before approving a new drug application, the FDA will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless compliance with current good manufacturing practices is satisfactory. If the FDA determines the new drug application and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the new drug application submission or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the new drug application does not satisfy the regulatory criteria for approval. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes or additional labeling claims are subject to further FDA review and approval.

      If regulatory approval is obtained, we will be required to comply with a number of post-approval requirements. For example, as a condition of approval of the new drug application, the FDA may require post marketing testing and surveillance to monitor the drug’s safety or efficacy. In addition, holders of an approved new drug application are required to report certain adverse reactions, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to current good manufacturing practices after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with current good manufacturing practices. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with current good manufacturing practices.

      We use and will continue to use third-party manufacturers to produce our products in clinical and commercial quantities, and we cannot be sure that future FDA inspections will not identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product may result in restrictions on a product, manufacturer or holder of an approved new drug application, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

      The FDA provides periods of marketing exclusivity for new drugs that are the subject of an approved new drug application. Iseganan, if approved, may qualify for marketing exclusivity, which would prevent any competitors from seeking approval of a generic version until five years after approval of our product candidate. Even if a product is approved and granted exclusivity, it does not prevent the approval and marketing of competing products.

      Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all the risks associated with FDA approval described above. The requirements governing conduct of clinical trials and marketing authorization vary widely from country to country.

      Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

      We plan to choose the appropriate route of European regulatory filing in an attempt to accomplish the most rapid regulatory approvals. However, the chosen regulatory strategy may not secure regulatory approvals or approvals of the chosen product indications. In addition, these approvals, if obtained, may take longer than anticipated. We cannot assure you that any of our product candidates will prove to be safe or effective, will receive regulatory approvals, or will be successfully commercialized.

Employees

      As of April 12, 2004, we had 12 full-time employees, six of whom are engaged in product development activities and six of whom are engaged in general and administrative activities. We also make extensive use of consultants and other third party clinical service providers in the execution of our strategy. Our employees are not represented by a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

      We are currently leasing facilities in Palo Alto, California. These facilities provide approximately 7,100 square feet of office space and the lease expires on June 30, 2005. The lease includes an option to extend until December 31, 2005 at market rates.

Legal Proceedings

      We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding our executive officers, directors and key employees as of April 12, 2004:

Name	Age	Position

Ernest Mario, Ph.D.(1)	65	Chairman of the Board
Henry J. Fuchs, M.D.	46	President, Chief Executive Officer and Director
Detlef Albrecht, M.D.	43	Sr. Vice President, Preclinical and Clinical Research & Development and Chief Medical Officer
Usha Arunachalam, Ph.D.	40	Vice President, Business Development
Steven B. Ketchum, Ph.D.	39	Vice President, Regulatory Affairs
David J. Tucker	36	Principal Financial Officer
Jerry T. Jackson(1)(2)(3)	62	Director
Gary A. Lyons(2)(3)	53	Director
Mark L. Perry, J.D.(1)(2)(3)	48	Director
Jack S. Remington, M.D.	73	Director
Kevin C. Tang	37	Director

(1)	Member of the Nominating and Corporate Governance Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

     Ernest Mario, Ph.D. has served as Chairman of the Board of IntraBiotics since April 2002. From April 2002 to January 2003, Dr. Mario also served as IntraBiotics’ Chief Executive Officer. From February 2003 to the present, Dr. Mario has served as Chairman and Chief Executive Officer of Reliant Pharmaceuticals. In January 2002, Dr. Mario founded Apothogen, Inc., or Apothogen, a pharmaceutical company where he served as Chairman and Chief Executive Officer until Apothogen was acquired by IntraBiotics in April 2002. Dr. Mario was the Chairman and Chief Executive Officer of ALZA Corporation, a pharmaceutical company, from 1993 until June 2001. Prior to joining ALZA, Dr. Mario served as Chief Executive of Glaxo Holdings plc, or Glaxo Holdings, a pharmaceutical company, from May 1989 to March 1993, and as Deputy Chairman from January 1992 to March 1993. Prior to that time, Dr. Mario served as Chairman and Chief Executive Officer of Glaxo, Inc., a subsidiary of Glaxo Holdings, from 1988 to 1989 and as President and Chief Operating Officer of Glaxo, Inc. from 1986 to 1988. Prior to joining Glaxo, Inc., Dr. Mario held various executive positions at Squibb Corporation and served as a director of that company. Dr. Mario is also a director of Pharmaceutical Product Development, Inc., Boston Scientific Corporation and Maxygen, Inc. Dr. Mario earned a B.S. degree in Pharmacy at Rutgers University and master’s and doctoral degrees in Physical Sciences at the University of Rhode Island and also holds honorary doctorates from the University of Rhode Island and Rutgers University.

      Henry J. Fuchs, M.D. has served as a director of IntraBiotics since November 2001 and as Chief Executive Officer since January 2003. Dr. Fuchs joined IntraBiotics as Vice President, Clinical Affairs in October 1996 and was appointed President and Chief Operating Officer in November 2001. From 1987 to 1996, Dr. Fuchs held various positions at Genentech, Inc., a biotechnology company, where, among other things, he had responsibility for the clinical program that led to the approval for Genentech’s Pulmozyme®. Dr. Fuchs was also responsible for the Phase III development program that led to the approval of Herceptin® to treat metastatic breast cancer. Dr. Fuchs received an M.D. degree from George Washington University and a B.A. degree in biochemical sciences from Harvard University.

      Detlef Albrecht, M.D. joined IntraBiotics as Senior Vice President of Preclinical and Clinical Research and Development and Chief Medical Officer in April 2004. From September 1999 through March 2004, Dr. Albrecht held a series of clinical development and medical affairs positions at ALZA Corporation, most recently as Vice President of Clinical Development. During his tenure at ALZA, Dr. Albrecht was responsible for supporting the development, registration, and commercialization of a range of ALZA’s urology (Ditropan XL®, Elmiron®), oncology (Doxil®), pain and CNS products in North America and Europe. He started his career in 1992 with Schwarz Pharma for whom he led the worldwide development of Edex® for treatment of erectile dysfunction. From 1997 until 1999, Dr. Albrecht was Director of Clinical R&D at Miravant Medical Technologies, directing the development of Photopoint® Photodynamic Therapy for treatment of a range of indications in oncology and urology. Dr. Albrecht received his M.D. degree from the Rheinisch Westfaelische Technische Hochschule in Aachen, Germany.

      Usha Arunachalam, Ph.D. joined IntraBiotics as Vice President of Business Development in April 2004. From February 2001 through April 2004, Dr. Arunachalam served various positions at Kosan Biosciences, most recently as Senior Director of Business Development. During her tenure at Kosan, Dr. Arunachalam was instrumental in executing a partnership with a major pharmaceutical company for Kosan’s lead oncology product, executing collaborative research agreements with a national institute and securing licenses for one of Kosan’s major oncology programs. From 1999 through 2001, Dr. Arunachalam was Associate Director for Licensing at Chiron Corporation. During her tenure at Chiron, she was responsible for identifying, evaluating and in-licensing oncology and infectious disease product opportunities in preclinical or early clinical development. Dr. Arunachalam received her Ph.D. in Biochemistry from the Indian Institute of Science and received a pre-doctoral fellowship from the University of Michigan. She received her M.B.A. from the University of California, Los Angeles.

      Steven B. Ketchum, Ph.D. joined IntraBiotics as Vice President of Regulatory Affairs in June 2002. From November 1994 through May 2002, Dr. Ketchum held a series of regulatory affairs positions at ALZA Corporation, most recently as Senior Director of Regulatory Affairs. During his tenure at ALZA, Dr. Ketchum was responsible for supporting the development, registration and commercialization of a range of ALZA’s urology (Ditropan XL®, Testoderm TTS®, and Elmiron®) and CNS products (Concerta®) in North America and Europe. He started his regulatory career in Geneva within the fertility products registration group at Ares-Serono, a biopharmaceutical company based in Switzerland. Dr. Ketchum received his Ph.D. degree in Pharmacology from University College London under a fellowship sponsored by the Swiss pharmaceuticals company Sandoz (now part of Novartis), and conducted postdoctoral research in molecular neurobiology in Geneva at the Glaxo Institute for Molecular Biology (now part of Ares-Serono). He received his B.S. degree in Biological Sciences from Stanford University.

      David J. Tucker joined IntraBiotics in April 2003 and was appointed Principal Financial Officer in January 2004. From July 1997 to April 2003, Mr. Tucker was at Brooks Automation Inc., a public semiconductor equipment company, where he was promoted to Senior Director of Finance. From 1993 to 1997, he was at IC Works, Inc., a semiconductor company, where he was promoted to Corporate Controller. From 1988 to 1993, Mr. Tucker worked at Ernst & Young LLP, where he led audits of a variety of public and private companies in technology and biotechnology and other industries in both the U.S. and Europe. Mr. Tucker qualified as a Chartered Accountant with Ernst & Young LLP in the U.K. in 1991, and has a B.S. degree in Mathematics from the University of Bristol.

      Jerry T. Jackson has served as a director of IntraBiotics since August 2002. Mr. Jackson is currently and has been retired since 1995. Mr. Jackson was employed by Merck & Co., Inc., a major pharmaceutical company, from 1965 until his retirement in 1995. During this time, he had extensive experience in sales, marketing and corporate management, including joint ventures. From 1993 until retirement, Mr. Jackson served as Executive Vice President of Merck with broad responsibilities for numerous operating groups, including being President of Merck’s Worldwide Human Health Division in 1993 and Senior Vice President responsible for Merck’s Specialty Chemicals Business from 1991 to 1992. Previously, he was President of Merck’s International Division. Mr. Jackson has served on the board of directors of several biotech pharmaceutical companies and currently serves as a director of Alexion Pharmaceuticals, Inc., Myogen, Inc. and Langford I.C. Systems, Inc. Mr. Jackson received a B.A. degree in Education from the University of New Mexico in 1964.

      Gary A. Lyons has served as a director of IntraBiotics since December 1999. From 1993 to the present, Mr. Lyons has been President and Chief Executive Officer of Neurocrine Biosciences, Inc., a publicly traded biopharmaceutical company. From 1983 to 1993, Mr. Lyons was affiliated with Genentech, Inc. and served as Vice President of Business Development and Vice President of Sales. He is a member of the board of directors of Vical Inc. Mr. Lyons holds a B.S. degree in Marine Biology from the University of New Hampshire and an M.B.A. degree from Northwestern University’s J.L. Kellogg Graduate School of Management.

      Mark L. Perry, J.D. has served as a director of IntraBiotics since September 2003. Mr. Perry is Gilead Sciences, Inc.’s, Executive Vice President, Operations. Mr. Perry joined Gilead in July 1994 as Vice President and General Counsel and became Chief Financial Officer in July 1996. Mr. Perry was appointed Senior Vice President in January 1998 and served in that capacity until he was appointed Senior Vice President, Operations in February 2000. Mr. Perry was promoted to Executive Vice President, Operations in November 2000. He has also served as Gilead’s Corporate Secretary since May 1994. From 1981 to 1994, Mr. Perry was with Cooley Godward LLP in San Francisco and Palo Alto, California. Mr. Perry was an associate with Cooley Godward LLP from 1981 to 1987, and a partner from 1987 to 1994. Mr. Perry received his J.D. degree from the University of California, Davis and is a member of the California bar. Mr. Perry is a member of the Board of Nuvelo, Inc.

      Jack S. Remington, M.D. has served as a director of IntraBiotics since October 1996. Dr. Remington currently serves and has served as Professor, Department of Medicine, Division of Infectious Diseases and Geographic Medicine, at the Stanford University School of Medicine and as Chairman of the Department of Immunology and Infectious Diseases at the Research Institute of the Palo Alto Medical Foundation for nearly four decades. In addition, Dr. Remington is a consultant for leading pharmaceutical companies with regard to antibiotic research and development and serves on numerous editorial boards of medical journals. He is a past President of the Infectious Disease Society of America. Dr. Remington is a nationally recognized authority in the field of infectious disease medicine, and received the 1996 Bristol Award of the Infectious Disease Society of America.

      Kevin C. Tang has been a director of IntraBiotics since May 2003. Mr. Tang is the Managing Director of Tang Capital Management, LLC, a life sciences-focused investment company he founded in August 2002. Mr. Tang was a consultant from August 2001 to July 2002. From September 1993 to July 2001, Mr. Tang held various positions at Deutsche Banc Alex. Brown, Inc., an investment banking firm, most recently serving as Managing Director and head of the firm’s life sciences research group. Mr. Tang currently serves as a director of Aclara BioSciences, Inc. and Trimeris, Inc. Mr. Tang received a B.S. degree from Duke University.

VAP Steering Committee

      Our VAP Steering Committee advises us regarding our research and development programs, the design of our clinical trials as well as other medical and scientific matters relating to our prevention of VAP clinical program. None of our VAP Steering Committee members is an employee. The following persons serve on our VAP Steering Committee:

      Marin Kollef, M.D., Chairperson, is an Associate Professor of Medicine at Washington University School of Medicine in St. Louis, Missouri and the Director of the Medical Intensive Care Unit and Respiratory Care Services at Barnes-Jewish Hospital. Dr. Kollef is licensed and board-certified in internal medicine and pulmonary disease with a subspecialty in critical care and is a recognized expert in the performance of clinical outcomes research in the ICU setting. His clinical research focus has been prevention of hospital-acquired infections and the improved care of mechanically-ventilated patients.

      Marc Bonten, M.D., Ph.D. is Professor of Internal Medicine, Infectious Disease Specialist, Department of Internal Medicine & Dermatology, Division of Acute Internal Medicine & Infectious Diseases, University Medical Center Utrecht, The Netherlands. Dr. Bonten’s research has focused on ventilator-associated pneumonia, particularly in drug resistant infections and the prevention of infection.

      Jean Chastre, M.D. is Professor of Medicine and Assistant Director of the Medical Intensive Care Unit, Médicale Institut de Cardiologie, Hôpital La Pitie-Salpetriere, Paris, France and is board certified in cardiology. His research focus includes pulmonary infections and other pulmonary complications observed in ICU patients.

      Jean-Yves Fagon, M.D., Ph.D. is Professor and Head of the Department of Intensive Care Medicine at the Hôpital Européen Georges Pompidou, specializing in intensive care medicine and hospital-acquired pneumopathy. His research focus includes pulmonary infections, hospital-acquired pneumonia and efficacy of treating disease in ICU medicine.

      Thomas Fleming, Ph.D. is Professor and Chairman of the Department of Biostatics, University of Washington, Seattle and he is Member or Chair of Data and Safety Monitoring Boards for more than 100 industry or government sponsored clinical trials. Dr. Fleming has advised the FDA in numerous capacities, including serving on the FDA’s Anti-Infective Drugs Advisory Committee.

      Robert Hyzy, M.D. is a Clinical Assistant Professor at the University of Michigan, Department of Internal Medicine, Division of Pulmonary and Critical Care Medicine and Co-Director of the Medical Intensive Care Unit. He is an expert in the areas of respiratory and pulmonary disease including mechanical ventilation.

      Didier Pittet, M.D. is Attending Physician, Infection Control Program, Geneva University Hospital, Switzerland, and is a recognized expert in the area of infection control and infectious diseases.

      Miguel Sanchez, M.D., Ph.D. is a consultant in Intensive Care Medicine at Hospital Universitario Principe de Asturias, Madrid and is board-certified in Intensive Care Medicine. His experience in clinical trials and research include Phase III trials with new antibiotics in ICU infections.

Board and Committees

      Our Amended and Restated Certificate of Incorporation and Bylaws provide that the Board shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. The Board is presently composed of seven members and the holders of Series A preferred stock are entitled to elect two of members of the Board, although they have currently designated one director. Dr. Jack S. Remington’s and Mr. Kevin C. Tang’s each respective term of office expires in 2004. Mr. Mark L. Perry’s, Mr. Gary A. Lyons’ and Mr. Jerry T. Jackson’s each respective term of office expires in 2005. Dr. Ernest Mario’s and Dr. Henry Fuchs’ each respective term of office expires in 2006.

      The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

      The Audit Committee of the Board of IntraBiotics oversees IntraBiotics’ corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee monitors IntraBiotics’ systems of internal controls; evaluates the performance of and assesses the qualifications of the independent auditors; determines the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on IntraBiotics engagement team as required by law; reviews the financial statements to be included in IntraBiotics’ annual report on Form 10-K and quarterly reports on Form 10-Q; and discusses with management and the independent auditors the results of the annual audit and the results of IntraBiotics’ quarterly financial statements.

      The Compensation Committee reviews and approves the overall compensation strategy and policies for IntraBiotics. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of IntraBiotics’ executive officers and other senior management; reviews and approves the compensation and other terms of employment of IntraBiotics’ Chief Executive Officer; and administers IntraBiotics’ stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs.

      The Nominating and Corporate Governance Committee identifies individuals qualified to become members of the Board and recommends such persons to be nominated by the Board for election as directors at the annual meeting of stockholders. The Nominating and Corporate Governance Committee is also responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole. The Nominating and Corporate Governance Committee is required to review the qualifications and backgrounds of all directors and nominees (without regard to whether a nominee has been recommended by stockholders), as well as the overall composition of the Board, and recommend a slate of directors to be nominated for election at the annual meeting of stockholders, or, in the case of a vacancy on the Board, recommend a director to be elected by the Board to fill such vacancy.

Compensation of Directors

      Members of the Board who are not employees of IntraBiotics received no cash compensation for their services as directors in 2003, but were reimbursed for their reasonable expenses in attending Board meetings. Commencing with the 2004 fiscal year, each Board member will receive an annual cash retainer fee of $10,000 and will be reimbursed for reasonable expenses in attending Board meetings. All Board members were eligible to participate in the 2000 Equity Incentive Plan, or the 2000 Plan. During the 2003 fiscal year, the Board adopted an option grant formula program under the 2000 Plan, pursuant to which non-employee Board members are to receive option grants over their period of continued Board service. Accordingly, at the first regularly scheduled Board meeting each calendar year, beginning with the 2003 calendar year, each individual serving as a non-employee Board member at that time is to receive an option grant to purchase 1,250 shares of common stock. In addition, each non-employee Board member who is serving at that time as a member of a Board committee is also to receive an option grant to purchase 833 shares of common stock for each Board committee of which he or she is a member. Each of these formula grants under the 2000 Plan is to have an exercise price per share equal to the fair market value per share of IntraBiotics common stock on the date immediately preceding the grant date and a maximum term of 10 years, subject to earlier termination upon the optionee’s cessation of Board service. Each such option will vest upon the optionee’s completion of one year of Board service measured from the grant date. The Board can also grant additional options under the 2000 Plan to one or more continuing non-employee Board members on a discretionary, non-formula basis.

      During the 2003 fiscal year, the following option grants were made to the continuing non-employee Board members under such formula program: Mr. Lyons, Mr. Jackson and Dr. Remington each received an option grant for 1,250 shares on February 3, 2003 with an exercise price of $2.76 per share. Michael Bigham and Kathleen LaPorte, who were non-employee Board members at that time, also received an option grant for 1,250 shares; however, Michael Bigham resigned from the Board in March 2003 and Ms. LaPorte resigned in September 2003. In addition, the following option grants were also made on February 6, 2003 to each non-employee Board member serving on a committee of the Board: Mr. Jackson received an option grant for 833 shares with an exercise price of $2.76 per share and Mr. Lyons received two options to purchase 833 shares of common stock each at an exercise price of $2.76. Mr. Bigham received two options to purchase 833 shares of common stock each at an exercise price of $2.76 and Ms. LaPorte received an option to purchase 833 shares of common stock with an exercise price of $2.76 per share, prior to their respective resignations from the Board in March 2003 and September 2003. All of the foregoing option grants have a one-year vesting period measured from the grant date and a maximum ten-year term measured from such date. Following their resignation from the Board, Mr. Bigham and Ms. LaPorte continued service as consultants to IntraBiotics.

      On April 1, 2003, we entered into a consulting agreement with Mr. Bigham. The term of the agreement ran from April 1, 2003 to April 1, 2004. Pursuant to the agreement, Mr. Bigham was to be paid a consulting fee of $200 per hour for services rendered. During the term of the agreement, we did not pay Mr. Bigham any amounts. For the term of the agreement, stock options granted to Mr. Bigham continued to vest.

      On September 9, 2003, we entered into a consulting agreement with Ms. LaPorte. The term of the agreement runs from September 9, 2003 to September 9, 2004. Ms. LaPorte will receive a consulting fee of $200 per hour for services rendered. As of March 31, 2004, we have not paid Ms. LaPorte any amounts. For the term of the agreement, stock options granted to Ms. LaPorte will continue to vest.

      On February 6, 2003, in connection with the 2003 Option Cancellation and Re-Grant Program, the following option grants with an exercise price of $2.76 per share were made to the non-employee Board members in cancellation of options for the same numbers of shares but with higher exercise prices: Dr. Remington was granted two options to purchase 417 shares of common stock each and an option to purchase 1,250 shares of common stock in replacement of options for the same number of shares with a weighted average exercise price of $50.24 per share; Mr. Jackson was granted an option to purchase 833 shares of common stock and an option to purchase 1,667 shares of common stock in replacement of options for the same number of shares with a weighted average exercise price of $15.60 per share; Mr. Lyons was granted two options to purchase 1,250 shares of common stock each, two options to purchase 833 shares of common stock each and an option to purchase 417 shares of common stock in replacement of options for the same number of shares with a weighted average exercise price of $34.18 per share; Ms. LaPorte was granted an option to purchase 6,250 shares of common stock, an option to purchase 2,083 shares of common stock, an option to purchase 1,250 shares of common stock, an option to purchase 833 shares of common stock and an option to purchase 417 shares of common stock in replacement of options for the same number of shares with a weighted average exercise price of $28.63 per share; and Mr. Bigham was granted two options to purchase 833 shares of common stock each, two options to purchase 417 shares of common stock each and an option to purchase 1,250 shares of common stock in replacement of options for the same number of shares with a weighted average exercise price of $35.78 per share. Each option grant has a maximum term of 5 years and vests in full upon the optionee’s completion of one-year of Board service measured from the date of grant. Mr. Bigham also continued to vest in these options during his consulting period, and Ms. LaPorte will also continue to vest in her replacement options during her consulting period.

      In 2003, the Board amended the option grant formula program so that commencing August 7, 2003, each newly-appointed or elected non-employee Board member will receive an automatic option grant for 10,000 shares at the time he or she becomes a non-employee Board member, and such option will vest in a series of three equal successive annual installments upon his completion of each year of Board service over the three year period measured from the grant date. In addition, at the first regularly scheduled Board meeting in 2004, each individual serving as a non-employee Board member at that time is to receive an option grant to purchase 5,000 shares of common stock. In addition, each non-employee Board member serving at that time as a member of a Board committee is also to receive an option grant to purchase 2,500 shares of common stock for each Board committee of which he or she is a member. Each of these formula grants made pursuant to the 2000 Plan is to have an exercise price per share equal to the fair market value per share of IntraBiotics common stock on the date immediately preceding the grant date and a maximum term of 10 years, subject to earlier termination upon the optionee’s cessation of Board service. Each 5,000-share and 2,500-share option granted vests upon the optionee’s completion of one year of Board service measured from the grant date.

      On November 18, 2003, Mr. Perry received an option to purchase 10,000 shares of common stock in connection with his joining the Board in September 2003. The option has an exercise price of $13.53 per share and will vest in a series of three equal successive annual installments upon his completion of each year of Board service over the three year period measured from the grant date. The option has a maximum ten-year term, subject to earlier termination upon Mr. Perry’s cessation of Board service.

      Option grants for the 2004 fiscal year were made to the non-employee Board members on February 2, 2004 in accordance with the existing formula grant program in effect for them pursuant to the 2000 Plan, as that program is summarized above. Accordingly, each of the following non-employee Board members received option grants for the indicated number of shares with an exercise price of $16.49 per share in connection with their Board or Board committee service: Dr. Mario (5,000 shares), Dr. Remington (5,000 shares), Mr. Perry (10,000 shares), Mr. Jackson (10,000 shares), Mr. Lyons (10,000 shares) and Mr. Tang (5,000 shares).

      In addition, on February 2, 2004, Mr. Jackson, Mr. Lyons and Dr. Remington each received an additional option grant to purchase 10,000 shares of common stock with an exercise price of $16.49 per share. Each option will vest upon each such director’s completion of one year of Board service measured from the grant date, subject to earlier termination upon cessation of Board service.

      The Board intends to grant to Mr. Jackson, Mr. Lyons and Dr. Remington each an additional option grant to purchase 15,000 shares of common stock. These options will be granted under the 2004 Stock Incentive Plan, or the 2004 Plan, described below. If the stockholders approve the 2004 Plan at the 2004 annual meeting, then each of these options, if granted before such stockholder approval, will become immediately exercisable for all of the option shares. However, any shares purchased under the option will be subject to repurchase by IntraBiotics, at the lower of the exercise price paid per share or the fair market value per share, should the optionee cease Board service prior to the vesting in those shares. The shares subject to each option grant will vest upon the optionee’s completion of one year of Board service measured from the grant date.

      In the event of a sale or disposition of substantially all of the securities or assets of IntraBiotics, a merger of IntraBiotics with or into another corporation or a consolidation or other change of control transaction involving IntraBiotics, all of the foregoing option grants made to the non-employee directors will fully vest and become immediately exercisable for vested shares as of the effective date of the change of control of IntraBiotics.

      If the 2004 Plan is approved at the 2004 annual meeting, then the 2000 Plan will terminate, and newly-appointed and continuing non-employee Board members will receive option grants pursuant to the automatic option grant program in effect for them under the new 2004 Plan. Accordingly, on the first trading date in January each year, beginning January 2005, each individual serving as a non-employee Board member at that time will automatically be granted an option under the 2004 Plan to purchase 10,000 shares of common stock. In addition, each non-employee Board member who is serving at that time as a member of any Board committee (currently, the Audit Committee, Compensation Committee or the Nominating and Corporate Governance Committee) will also receive an automatic option grant under the 2004 Plan to purchase 2,500 shares of common stock for each of those committees of which he or she is a member, except that the option grant for the Chair of the Audit Committee will be for 7,500 shares and the option grant for the Chair of the Compensation Committee and the Nominating and Corporate Governance Committees will each be for 5,000 shares. In addition, each newly-appointed or elected non-employee Board member will receive an automatic option grant for 25,000 shares at the time he or she becomes a non-employee Board member. Each automatic option grant under the 2004 Plan will have an exercise price per share equal to the fair market value per share of IntraBiotics common stock on the date immediately preceding the grant date and will have a maximum term of 10 years, subject to earlier termination upon the optionee’s cessation of Board service. Each annual option grant made to any continuing Board and Committee member will vest upon the optionee’s completion of one year of Board service measured from the grant date. Each initial 25,000 share option will vest in a series of thirty-six equal successive monthly installments upon the optionee’s completion of each month of Board service over the thirty-six month period measured from the grant date. For further information concerning these grants, please see the section “2004 Stock Incentive Plan” under “Benefit Plans” below.

EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table shows for the fiscal years ended December 31, 2003, 2002 and 2001, compensation awarded or paid to, or earned by (i) our Chief Executive Officer, (ii) our former Chief Executive Officer who resigned as Chief Executive Officer in January 2003, and (iii) one other executive officer whose annual salary and bonus for fiscal year 2003 exceeded $100,000. The executive officers listed in the table below are referred to in this prospectus as the named executive officers. No other individuals who would have otherwise been includable in the table by reason of their salary and bonus for the 2003 fiscal year terminated employment or otherwise ceased executive officer status during that fiscal year. All capital stock numbers and related exercise prices disclosed below are adjusted to reflect the 1-for-12 reverse stock split effected on April 10, 2003.

				Long Term Compensation

	Annual Compensation				Securities
				Restricted Stock	Underlying
Name and Principal Position	Year	Salary($)	Bonus($)	Awards($)	Options(1)

Henry J. Fuchs, M.D.(2)	2003	313,750	40,000	—	200,000
President and Chief	2002	308,333	85,000	—	41,667
Executive Officer	2001	250,000	25,000	72,500 (3)	28,333
Ernest Mario, Ph.D.(4)	2003	6,348	—	—	137,500
Chairman and Former	2002	19,260	—	—	179,167
Chief Executive Officer	2001	—	—	—	—
Eric H. Bjerkholt(5)	2003	238,750	—	—	124,999
Former Chief Financial	2002	223,313	50,000	—	45,833
Officer and Senior Vice	2001	—	—	—	—
President, Finance

(1)	Includes options that were granted on February 6, 2003 in exchange for existing options for the same number of shares pursuant to the 2003 Option Cancellation and Re-Grant Program, except for one option grant to Dr. Mario for 12,500 shares granted in cancellation of an option for 54,166 shares granted to him while an executive officer. For further information concerning such program, see the section below entitled “2003 Option Cancellation and Re-Grant Program.”

(2)	Dr. Fuchs was appointed Chief Executive Officer of IntraBiotics on January 27, 2003.

(3)	Represents the dollar value of 4,166 shares of restricted stock awarded on July 1, 2001, based on the fair market value of $17.40 per share on that date. On December 31, 2003, Dr. Fuchs was vested in 2,083 shares of restricted stock worth approximately $33,536, based on a closing price of $16.10 per share. The remaining such restricted stock will vest in full on June 30, 2006 if Dr. Fuchs is still employed by IntraBiotics at that time. Dividends on these shares of restricted stock will be paid when, as and if declared on IntraBiotics’ common stock by IntraBiotics’ Board. To date, IntraBiotics has not paid any dividends and does not anticipate paying any dividends on its common stock in the foreseeable future.

(4)	Dr. Mario was appointed Chairman of the Board and Chief Executive Officer on April 23, 2002. He resigned as Chief Executive Officer on January 27, 2003 and continues to serve as nonexecutive Chairman of the Board.

(5)	Mr. Bjerkholt was appointed Chief Financial Officer and Senior Vice President of Finance on January 10, 2002 and resigned from IntraBiotics on January 4, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

      The following table shows for the fiscal year ended December 31, 2003, certain information regarding options granted to the named executive officers. Pursuant to IntraBiotics’ 2003 Option Cancellation and Re-Grant Program, which was effected on February 6, 2003, certain options were cancelled in exchange for new replacement options for the same number of shares (other than a 12,500 share grant made to Dr. Mario) but with an exercise price of $2.76 per share. Those replacement options are included in the table.

      All options other than those granted under the 2003 Option Cancellation and Re-Grant Program have a maximum term of 10 years measured from the grant date, subject to earlier termination upon the optionee’s cessation of service. The options granted under the 2003 Option Cancellation and Re-Grant Program have a maximum term of 5 years measured from the grant date, subject to earlier termination upon the optionee’s cessation of service. The exercise price per share of each option is equal to the fair market value per share of the common stock on the date immediately preceding the grant date. Each option will become exercisable in 48 successive equal monthly installments upon completion of each month of service over the 48 month period measured from the grant date. The percent of total options granted to employees during the fiscal year ending December 31, 2003 is based on 822,527 shares of common stock that were granted in the fiscal year ended December 31, 2003. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. However, no gain will actually be realized by the option holder unless the market price of the underlying option shares increases over the option term. The 5% and 10% assumed rates of appreciation are derived from the rules of the SEC and do not represent IntraBiotics’ estimate or projection of the future common stock price.

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Rates of
	Number of	Percent of			Stock Price
	Securities	Total Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term($)
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Sh)	Date	5%	10%

Henry J. Fuchs, M.D.(1)	24,148	2.9	2.76	02/06/13	41,915	106,221
	41,667	5.1	2.76	02/06/13	72,323	183,282
	51,078	6.2	2.76	02/06/13	88,659	224,678
	2,083	Less than 1	2.76	02/06/08	1,588	3,510
	7,083	Less than 1	2.76	02/06/08	5,401	11,935
	2,899	Less than 1	2.76	02/06/08	2,211	4,885
	1,042	Less than 1	2.76	02/06/08	795	1,756
	8,333	Less than 1	2.76	02/06/08	6,354	14,041
	5,013	Less than 1	2.76	02/06/08	3,823	8,447
	9,139	1.1	2.76	02/06/08	6,969	15,399
	5,999	Less than 1	2.76	02/06/08	4,574	10,108
	3,320	Less than 1	2.76	02/06/08	2,532	5,594
	2,528	Less than 1	2.76	02/06/08	1,928	4,260
	35,668	4.3	2.76	02/06/08	27,198	60,101

Total:	200,000	24.3			266,270	654,217

Ernest Mario, Ph.D.(2)	12,500	1.5	2.76	02/06/13	21,697	54,984
	6,219	Less than 1	2.76	02/06/08	4,742	10,479
	118,781	14.4	2.76	02/06/08	90,575	200,147

Total:	137,500	16.7			117,014	265,610

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Rates of
	Number of	Percent of			Stock Price
	Securities	Total Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term($)
	Options	Employees in	Price	Expiration
Name	Granted	Fiscal Year	($/Sh)	Date	5%	10%

Eric H. Bjerkholt(3)	45,683	5.6	2.76	02/06/13	79,294	200,947
	33,333	4.1	2.76	02/06/13	57,858	146,623
	150	Less than 1	2.76	02/06/13	260	660
	6,614	Less than 1	2.76	02/06/08	5,043	11,145
	4,167	Less than 1	2.76	02/06/08	3,177	7,021
	11,111	1.4	2.76	02/06/08	8,473	18,722
	18,386	2.2	2.76	02/06/08	14,020	30,981
	5,555	Less than 1	2.76	02/06/08	4,236	9,360

Total:	124,999	15.2			172,361	425,459

(1)	Dr. Fuchs’ 2,083-share, 7,083-share, 2,899-share, 1,042-share, 8,333-share, 5,013-share, 9,139-share, 5,999-share, 3,320-share, 2,528-share and 35,668-share option grants were granted under the 2003 Option Cancellation and Re- Grant Program in cancellation of options covering the same number of shares but with a higher exercise price per share.

(2)	Dr. Mario’s 6,219-share and 118,781-share option grants were granted under the 2003 Option Cancellation and Re-Grant Program in cancellation for options covering the same number of shares but with a higher exercise price per share and his 12,500-share option grant was granted in cancellation of options for 54,166 shares granted to Dr. Mario when he was an executive officer.

(3)	Mr. Bjerkholt’s 6,614-share, 4,167-share, 11,111-share, 18,386-share, and 5,555-share option grants were granted under the 2003 Option Cancellation and Re-Grant Program in cancellation of options covering the same number of shares but with a higher exercise price per share.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND

FISCAL YEAR-END OPTION VALUES

      The following table sets forth as to the named executive officers, information concerning options held as of December 31, 2003 and exercised during the fiscal year ended December 31, 2003. No stock appreciation rights were exercised during the 2003 fiscal year, and none of the named executive officers held any stock appreciation rights at the end of that year.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
			December 31, 2003		December 31, 2003($)(1)
	Shares Acquired	Value
Name	on Exercise	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Henry J. Fuchs, M.D.	—	—	49,992	158,341	669,893	2,112,269
Ernest Mario, Ph.D.	—	—	28,645	108,855	382,124	1,452,126
Eric H. Bjerkholt	—	—	26,038	98,961	347,347	1,320,140

(1)	Based on the market price of $16.10 per share, which was on the basis of the closing selling price per share of common stock on the Nasdaq National Market on December 31, 2003 less the option exercise price payable per share.

2003 Option Cancellation and Re-Grant Program

      On February 6, 2003, IntraBiotics implemented the 2003 Option Cancellation and Re-Grant Program to address the continuing substantial loss in value of the outstanding stock options held by IntraBiotics employees and non-employee Board members, the increasing inability of such options to serve as a meaningful incentive for those individuals to remain in IntraBiotics’ service. Under this program, each employee or non-employee Board member who held outstanding options to purchase shares of common stock under the 2000 Plan or the Amended and Restated 1995 Stock Option Plan, or the 1995 Plan, with an exercise price in excess of $2.76 per share was given the opportunity to exchange those options for a new replacement option covering the same number of shares of common stock but with an exercise price of $2.76 per share, the fair market value per share of IntraBiotics common stock on the date immediately preceding the grant date. Each replacement option has a new vesting schedule measured from the February 6, 2003 grant date. Accordingly, each replacement option made to an employee will become exercisable in 48 successive equal monthly installments upon completion of each month of service over the 48-month a period of service measured from the grant date, and each replacement option made to a non-employee Board member will become exercisable upon his completion of one year of Board service measured from the date of grant.

      Under the 2003 Option Cancellation and Re-Grant Program, options to purchase 363,001 shares of common stock, with a weighted average exercise price of $37.55, were cancelled, and new replacement options covering the same number of shares were granted, except for the 12,500-share option grant made to Dr. Mario in cancellation of an option for 54,166 shares granted to him when he was an executive officer. The shares subject to the options cancelled under the 2000 Plan were returned to that plan, and those returned shares will be used to fund the shares which become issuable as the new replacement options are exercised. The shares subject to the options cancelled under the 1995 Plan were returned to that plan, but the options granted in replacement of those options were granted from the 2000 Plan and will be funded out of the 2000 Plan reserve.

Benefit Plans

2004 Stock Incentive Plan

      Introduction. Our 2004 Stock Incentive Plan, or the 2004 Plan, is intended to serve as the successor equity incentive program to our existing 2000 Plan. The 2004 Plan became effective on March 2, 2004 when adopted by our Board. However, the 2004 Plan is subject to the approval of our stockholders at our 2004 annual meeting. If such stockholder approval is obtained, then all outstanding options under the 2000 Plan, together with the remaining share reserve under that plan, will be transferred to our 2004 Plan. The 2000 Plan will then terminate, and no further option grants or stock issuances will be made under the predecessor plan. The transferred options will continue to be governed by their existing terms, unless the compensation committee of our board elects to extend one or more features of our 2004 Plan to those options. Except as otherwise noted below, the outstanding options under the predecessor plan have substantially the same terms as in effect for option grants made under the discretionary grant program of our 2004 Plan.

      Share Reserve. 2,050,000 shares of common stock have been authorized for issuance under our 2004 Plan. Such share reserve consists of the number of shares we estimate will be carried over from the predecessor plan, including the shares subject to outstanding options thereunder, if the 2004 Plan is approved by the stockholders at our 2004 annual meeting, plus an additional increase of approximately 1,200,000 shares. The number of shares of common stock reserved for issuance under our 2004 Plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2005, by an amount equal to 5% of the sum of the following share numbers, calculated as of the last trading day in December of the immediately preceding calendar year: (i) the total number of shares of our common stock outstanding on that date and (ii) the number of shares of common stock into which the outstanding shares of our preferred stock are convertible on that date. In no event will any such annual increase exceed 2,000,000 shares. In addition, no participant in our 2004 Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock awards (whether in the form of vested or unvested shares or restricted stock units or other stock-based awards) for more than 1,000,000 shares of our common stock in any single calendar year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions.

      The following additional share counting provisions will be in effect under the 2004 Plan:

•	Should the exercise price of an option be paid in shares of our common stock, then the number of shares reserved for issuance under the 2004 Plan will be reduced only by the net number of shares issued under the exercised option.

•	Should shares of common stock otherwise issuable under the 2004 Plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the exercise of an option or stock appreciation right or the issuance of fully-vested shares under the stock issuance program, then the number of shares of common stock available for issuance under the 2004 Plan will be reduced only by the net number of shares issued under the exercised option or stock appreciation right or the net number of fully-vested shares issued under the stock issuance program.

•	Upon the exercise of any stock appreciation right granted under the 2004 Plan, the share reserve will only be reduced by the net number of shares actually issued upon such exercise, and not by the gross number of shares as to which such stock appreciation right is exercised.

      Equity Incentive Programs. Our 2004 Plan is divided into three separate components:

•	the discretionary grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than the fair market value of those shares on the grant date or stock appreciation rights tied to the value of our common stock;

•	the stock issuance program, under which such individuals may be issued fully-vested shares directly as a bonus for past services or may otherwise be issued shares of common stock which vest upon their completion of a designated service period or our attainment of prescribed milestones or may be issued restricted stock units which vest upon similar events but defer the actual share issuance until a later date; and

•	the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date.

      Eligibility. The individuals eligible to participate in our 2004 Plan include our officers and other employees, our non-employee board members and any consultants we hire and any individuals in similar capacities with any of our subsidiaries.

      Administration. The discretionary grant program and the stock issuance program will be administered by the compensation committee of our Board. This committee will determine which eligible individuals are to receive option grants, stock appreciation rights, direct stock issuances or other stock-based awards under those programs, the time or times when those awards are to be made, the number of shares subject to each such award, the vesting schedule to be in effect for each such award, the maximum term for which any granted option or stock appreciation right is to remain outstanding, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws and the consideration payable for any shares issued under the stock issuance program. A secondary committee of one or more Board members may be delegated separate but concurrent authority to issue option grants, stock appreciation rights, direct stock issuances and other stock-based awards under the plan with respect to persons who are not executive officers or members of our Board.

      Plan Features. Our 2004 Plan will also include the following features:

      Options and stock appreciation rights granted under the discretionary grant program will not have a term in excess of ten years and will be subject to earlier termination following the recipient’s cessation of service with us. For individuals whose service with us terminates by reason of death, disability or retirement, the grants will remain outstanding, to the extent vested at the time of such termination of service, until the expiration date of the option term. The grants will generally vest and become exercisable in installments over the recipient’s period of continued service.

•	The exercise price for the shares of common stock subject to option grants made under our 2004 Plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

•	Three types of stock appreciation rights may be granted under the discretionary grant program: tandem stock appreciation rights, stand-alone stock appreciation rights and limited stock appreciation rights.

•	Tandem stock appreciation rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of (i) the fair market value of the vested shares subject to the surrendered option over (ii) the aggregate exercise price payable for those shares.

•	Stand-alone stock appreciation rights will allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange a distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised over (ii) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of our common stock on the date the stand-alone stock appreciation right is granted.

•	Limited stock appreciation rights may be included in one or more grants made under the discretionary option grant program. Upon the successful completion of a hostile tender offer for more than twenty percent of our outstanding voting securities, each outstanding option with such a limited stock appreciation right may be surrendered to us in return for a distribution per surrendered option share equal to the excess of (i) the fair market value per share at the time the option is surrendered or, if greater, the highest tender offer price paid per share in the hostile take-over over (ii) the exercise price payable per share under such option.

•	The appreciation distribution on any exercised tandem or stand-alone stock appreciation right may, at the discretion of the plan administrator, be made in cash or in shares of our common stock. All payments with respect to exercised limited stock appreciation rights will be made in cash. None of the outstanding options under our 2000 Plan contain any stock appreciation rights.

•	The compensation committee will have the authority, without any required stockholder approval, to cancel outstanding options or stock appreciation rights under the discretionary grant program, including options transferred from the predecessor plan, in return for (i) the grant of new options or stock appreciation rights for the same or a different number of shares with an exercise or base price per share equal to the fair market value of our common stock on the new grant date or (ii) cash or shares of our common stock (whether vested or unvested) equal in value to the value of the cancelled options or stock appreciation rights. Alternatively, the plan administrator could simply reduce the exercise or base price of one or more outstanding options or stock appreciation rights to the then current market price.

•	Under the stock issuance program, eligible persons may be issued shares of our common stock, without any required cash or other payment, pursuant to restricted stock awards, restricted stock units or other share right awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones and require no cash payment to us. Shares may also be issued under the program through direct purchase or as a bonus for services rendered to us or our subsidiaries. Shares subject to a restricted stock unit or other stock-based award may have a deferred issuance date following the vesting of the award, including (without limitation) a deferred distribution date following the termination of the individual’s service with us.

•	In the event we should experience a change in control, the following special vesting acceleration provisions will be in effect for all option grants, stock appreciation rights, direct stock issuances and other stock-based awards:

•	Each outstanding option or stock appreciation right granted under the discretionary grant program which is at the time held by a then current employee will automatically vest and become exercisable as to fifty percent of the total number of unvested shares of common stock at the time subject to such option or stock appreciation right.

•	Should the employment of any of our officer’s terminate by reason of an involuntary termination (whether actual or constructive) within 13 months following the change in control, then each outstanding option or stock appreciation right held by that officer will immediately vest and become exercisable as to all the securities at the time subject to such option or stock appreciation right.

•	Each outstanding option or stock appreciation right which is at the time held by a non-employee Board member will automatically vest and become exercisable as to all the unvested shares of common stock at the time subject to such outstanding option or stock appreciation right.

•	Each outstanding option or stock appreciation right which is not to be assumed by the successor corporation or otherwise continued in effect will automatically vest in full on an accelerated basis.

•	All unvested shares outstanding under the discretionary grant and stock issuance programs will immediately vest upon a change in control, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. Each outstanding restricted stock unit or other stock-based award under the stock issuance program will vest as to the number of shares of our common stock subject to such unit or award upon the occurrence of a change in control, unless the unit or award is assumed by the successor corporation or otherwise continued in effect.

•	The plan administrator will have the authority to grant options or stock appreciation rights which provide additional vesting acceleration in the event of a change in control, even if those options or stock appreciation rights are to be assumed by the successor corporation or otherwise continued in effect. The plan administrator may also structure unvested stock issuances or restricted stock units or other share rights awards under the stock issuance program so that those issuances or awards will immediately vest upon a change in control.

•	The plan administrator will also have complete discretion to structure one or more options or stock appreciation rights under the discretionary grant program so those options or stock appreciation rights will vest as to all the underlying shares in the event those options or stock appreciation rights are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The vesting of outstanding shares and the vesting and issuance of the shares of common stock subject to outstanding restricted stock units or other stock-based awards under the stock issuance program may also be structured to accelerate upon similar terms and conditions.

•	A change in control will be deemed to occur in the event (i) we are acquired by merger or asset sale or (ii) there occurs any transaction or series of related transactions pursuant to which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of our securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from us or the acquisition of outstanding securities held by one or more of our stockholders.

•	The plan administrator may issue options, stock appreciation rights or unvested stock issuances or other stock-based awards which will vest in connection with the successful completion of a hostile take-over. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual’s service.

•	A hostile take-over will be deemed to occur if (i) there is a change in the majority of our Board as a result of one or more contested elections for Board membership or (ii) securities possessing more than twenty percent (20%) of the total combined voting power of our outstanding securities are acquired pursuant to a hostile tender offer.

      Automatic Option Grant Program. Under the automatic option grant program, each individual who first becomes a non-employee Board member at any time on or after the March 2, 2004 effective date of the 2004 Plan will automatically receive an option grant for 25,000 shares on the date such individual joins the Board, provided such individual has not been in our prior employ. In addition, on the first trading day in January each year, beginning with the 2005 calendar year, each individual serving as a non-employee Board member at that time will automatically be granted an option to purchase 10,000 shares of common stock, provided such individual has served on our Board for at least six months. In addition, each non-employee Board member serving as a member of a Board committee at that time will automatically be granted an additional option to purchase 2,500 shares of common stock for each Board committee of which he or she is a member on the grant date, except that the option grant for the Chair of the Audit Committee will be for 7,500 shares and the option grant for the Chair of each of the other Board committees (currently the Compensation Committee and the Nominating and Corporate Governance Committee) will each be for 5,000 shares.

      Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the date immediately preceding the grant date and will have a term of ten years, subject to earlier termination following the optionee’s cessation of Board service . If the optionee ceases Board service other than by reason of death, disability or retirement, the option will not remain exercisable for more than a twelve-month period following such cessation of service. However, the option will remain outstanding until the end of the full option term should the optionee cease Board service by reason of death, disability or retirement. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the lower of the exercise price paid per share or the fair market value per share, any shares purchased under the option which are not vested at the time of the optionee’s cessation of Board service. The shares subject to each initial 25,000-share automatic option grant will vest in a series of thirty-six successive equal monthly installments upon the optionee’s completion of each month of Board service over the thirty-six month period measured from the grant date. The shares subject to each annual automatic option grant made to a continuing Board or committee member will vest upon that individual’s completion of one year of Board service measured from the grant date. However, the shares will immediately vest in full upon the optionee’s death or disability while a Board member or upon the occurrence of certain changes in ownership or control.

      Upon the successful completion of a hostile tender offer for more than twenty percent of our outstanding voting securities, each outstanding option granted under the automatic option grant program may be surrendered to us in return for a cash distribution per surrendered option share equal to the excess of (i) the fair market value per share at the time the option is surrendered or, if greater, the highest tender offer price paid per share over (ii) the exercise price payable per share under such option.

      Our 2004 Plan will also have the following features:

•	The plan administrator may provide one or more holders of options, stock appreciation rights, vested or unvested stock issuances, restricted stock units or any other stock-based awards under the 2004 Plan with the right to have us withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise of those options or stock appreciation rights, the issuance of vested shares or the vesting of unvested shares issued to them. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of our common stock in payment of such withholding tax liability.

•	The Board may amend or modify the 2004 Plan at any time, subject to any stockholder approval requirements under applicable law or regulation or pursuant to the listing standards of the stock exchange (or the Nasdaq Stock Market) on which our shares of common stock are at the time primarily traded.

•	The share reserve may, in the plan administrator’s discretion, be used to fund the exercise of (i) any options granted by a corporation or other entity which we assume in connection with our acquisition of that entity or (ii) any options granted under the 2004 Plan in substitution for those options of the acquired entity. We may effect the assumption or substitution even if the exercise price per share of our common stock under the assumed or substituted option will be less than the fair market value of our common stock at that time, provided certain requirements are satisfied to assure that the option holder will not receive any additional benefits as a result of the assumption or substitution.

•	The 2004 Plan will terminate no later than March 1, 2014.

      As of April 12, 2004, options for 360,000 shares of our common stock were outstanding under the 2004 Plan with a weighted average exercise price of $17.45 per share. None of those options will become exercisable unless the stockholders approve the 2004 Plan at the 2004 annual meeting.

2000 Equity Incentive Plan

      Stock awards (incentive stock options, non-statutory stock options, stock bonuses and restricted stock) may be granted under the 2000 Plan, to our employees, non-employee directors and consultants. 877,884 shares of common stock have been reserved for issuance over the term of the 2000 Plan. As of December 31, 2003, options to purchase 628,065 shares were outstanding and 229,608 shares remained available for grant. Under the 2000 Plan, incentive stock options may be granted with exercise prices not less than the fair market value of the common stock on the date of the grant, and non-statutory options may be granted with exercise prices of not less than 85% of the fair market value of the common stock on the grant date. The options will not have a term in excess of ten years and will typically vest over a four-year period. The options may be exercised prior to vesting, subject to our right to repurchase at the original of the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee’s cessation of service. Shares may be issued as a stock bonus in consideration for past services performed for us. Restricted stock awards may also be issued under the 2000 Plan, but at an issue price not less than 85% of the fair market value of our common stock at the time of issuance. The restricted stock awards will be subject to vesting requirements and a repurchase option in our favor should those vesting requirements not be satisfied. Awards granted under the 2000 Plan will accelerate in the event we experience a change of control. The 2000 Plan and stock awards issued thereunder may be amended by the Board at any time or from time to time.

      If the 2004 Plan is approved by the stockholders, the outstanding options under the 2000 Plan, together with the balance of the share reserve available for future option grants or other stock awards, will be transferred to the 2004 Plan, and no further stock options or other stock or stock-based awards will be made under the 2000 Plan.

1995 Stock Option Plan

      Our 1995 Plan terminated in March 2000 in connection with the initial public offering of our common stock, and no new stock options may be granted under the terminated plan. As of December 31, 2003, options to purchase 14,375 shares were outstanding under the 1995 Plan. The outstanding options are either incentive stock options or non-statutory stock options under the federal tax laws. The incentive stock options were granted with exercise prices not less than the fair value of the common stock on the date of grant, and the non-statutory options were granted with exercise prices of not less than 85% of the fair value of the common stock on the grant date. All the currently outstanding options are fully vested and have a maximum term of ten years measured from the grant date, subject to earlier termination following the optionee’s termination of service with us.

Equity Incentive Plan not Approved by Stockholders

      The following equity compensation plan of IntraBiotics in effect as of December 31, 2003 was adopted without the approval of IntraBiotics’ stockholders.

2002 Non-Officer Equity Incentive Plan

      General. IntraBiotics’ 2002 Non-Officer Equity Incentive Plan, or the Non-Officer Equity Plan, provides for stock awards, including grants of nonstatutory stock options, stock bonuses or rights to acquire restricted stock, to employees and consultants who are not executive officers of IntraBiotics. Executive officers not previously employed by IntraBiotics may also be granted stock awards. An aggregate of 208,333 shares of common stock have been authorized for issuance under the Non-Officer Equity Plan. As of December 31, 2003, options to purchase 180,541 shares to purchase common stock were outstanding and 10,424 options to purchase shares of common stock remained available for future grant. A total of 17,368 options to purchase common stock have been exercised since inception of the plan. The exercise price per share of options granted under the Non-Officer Equity Plan may not be less than 85% of the fair market value of IntraBiotics’ common stock on the date of the grant. Options granted under the Non-Officer Equity Plan have a maximum term of ten years and typically vest over a four-year period. Options may be exercised prior to vesting, subject to repurchase rights in favor of IntraBiotics that expire over the vesting period. Shares issued under a stock bonus award may be issued in exchange for past services performed for IntraBiotics and may be subject to vesting and a share repurchase option in favor of IntraBiotics. Shares issued pursuant to restricted stock awards may not be purchased for less than 85% of the fair market value of IntraBiotics’ common stock on the date of grant. Shares issued pursuant to restricted stock awards may be subject to vesting and a repurchase option in IntraBiotics’ favor.

      Adjustment Provisions. Transactions not involving receipt of consideration by IntraBiotics, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the types, classes and number of shares of common stock subject to the Non-Officer Equity Plan and outstanding awards. In that event, the Non-Officer Equity Plan will be appropriately adjusted as to the types, classes and the maximum number of shares of common stock subject to the Non-Officer Equity Plan, and outstanding awards will be adjusted as to the types, classes, number of shares and price per share of common stock subject to such awards.

      Effect of Certain Corporate Transactions. In the event of (i) the sale, lease or other disposition of all or substantially all of the assets of IntraBiotics, (ii) a merger, consolidation or similar transactions in which IntraBiotics’ pre-corporate transaction stockholders do not hold securities representing a majority of voting power in the surviving corporation, or (iii) an acquisition, other than by virtue of a merger, consolidation or similar transaction, by any person, entity or group of securities of IntraBiotics representing at least fifty percent (50%) of the combined voting power of IntraBiotics’ then outstanding securities (each, a “corporate transaction”), the surviving or acquiring corporation may continue or assume awards outstanding under the Non-Officer Equity Plan or may substitute similar awards.

      If any surviving or acquiring corporation does not assume such awards or substitute similar awards, then with respect to awards held by participants whose service with IntraBiotics has not terminated as of the effective date of the transaction, the vesting of such awards will be accelerated in full, any reacquisition or repurchase rights held by IntraBiotics shall lapse, and the awards will terminate if not exercised (if applicable) at or prior to such effective date. With respect to any other awards, the vesting of such awards will not accelerate and the awards will terminate if not exercised (if applicable) at or prior to such effective date.

      However, the following special vesting acceleration provisions will be in effect for all corporate transactions in which the outstanding options under the plan are to be assumed or replaced: (i) the awards held by employees will vest and become immediately exercisable as to half of the otherwise unvested shares underlying those awards, (ii) the awards held by executives (vice president or higher) will vest with respect to all remaining unvested shares underlying those awards should either of the following events occur within 13 months after the transaction: the executive’s employment is involuntarily terminated without cause (as defined in the Non-Officer Equity Plan) or the executive voluntarily resigns for good reason (as defined in the Non-Officer Equity Plan) and (iii) the awards held by non-employee Board members will vest and become immediately exercisable as to all shares underlying the award.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

      In June 2001, the Board adopted a Senior Executive Severance Benefit Plan for the benefit of IntraBiotics’ executive officers. Under this plan, in the event of a constructive termination or an involuntary termination without cause of an executive officer, other than the Chief Executive Officer, such executive officer is entitled to continue to receive base salary and health benefits for a period of 9 months plus one month of additional salary for each completed year of service performed in excess of two years of service, up to a maximum of 15 months of continued salary and benefits. In the event of a constructive termination or an involuntary termination without cause of the Chief Executive Officer, such Chief Executive Officer is entitled to continue to receive base salary and health benefits for a period of 12 months plus one month of additional salary for each complete year of service performed in excess of two years of service, up to a maximum of 20 months of continued salary and benefits.

      Pursuant to IntraBiotics’ 1995 Plan and the 2000 Plan, in the event of a sale or disposition of substantially all of the securities or assets of IntraBiotics, a merger of IntraBiotics with or into another corporation or a consolidation or other change of control transaction involving IntraBiotics, the stock awards held by our executive officers will vest and become immediately exercisable as to half of the otherwise unvested shares underlying those awards, and any remaining unvested shares underlying those stock awards will vest in full should either of the following events occur within 13 months after the transaction: the executive officer’s employment is involuntarily terminated without cause or he or she voluntarily resigns for good reason.

      On January 5, 2004, IntraBiotics entered into a consulting agreement with Eric Bjerkholt, our former Chief Financial Officer and Senior Vice President of Finance for a term not to extend past December 31, 2004. Mr. Bjerkholt received a consulting fee of $20,000 per month for the three months following execution of the consulting agreement and vested in an additional 2,604 shares under option grants made to Mr. Bjerkholt on February 6, 2003 under the 2003 Option Cancellation and Re-Grant Program on each of January 6, February 6 and March 6, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have entered into indemnification agreements with our officers and directors which provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of IntraBiotics, and otherwise to the fullest extent permitted under Delaware law and IntraBiotics’ bylaws.

      On May 1, 2003, in a private placement transaction, we sold 350 shares of a newly created Series A convertible preferred stock and issued warrants to purchase 920,699 shares of common stock resulting in net cash proceeds of $3.2 million. Of these Series A preferred stock and warrants, 162 shares of Series A preferred stock and 426,154 warrants were issued to Tang Capital Partners, L.P. Tang Capital Management, LLC is the general partner of Tang Capital Partners, L.P. and Kevin C. Tang is a member of IntraBiotics’ Board and the Managing Director of Tang Capital Management, LLC. Additionally, 138 shares of Series A preferred stock and 363,017 warrants were issued to entities affiliated with Baker Biotech Fund.

      On October 10, 2003, in a private placement transaction, we issued and sold 1,774,000 shares of common stock, $0.001 par value per share, at a price of $10.85 per share, resulting in net cash proceeds of approximately $18.5 million. In connection with this transaction, we issued warrants to purchase 354,800 shares of our common stock with an exercise price of $10.85 per share which warrants will expire on October 10, 2008, if not previously exercised. Of these shares and warrants, 500,000 shares and 100,000 warrants were issued to entities affiliated with Perry Corp., 368,000 shares and 73,600 warrants were issued to entities affiliated with Baker Biotech Fund, 276,000 shares and 55,200 warrants were issued to Novel Biotech Investment Ltd., 230,000 shares and 46,000 warrants were issued to entities affiliated with MPM BioEquities Fund and 120,000 shares and 24,000 warrants were issued to Tang Capital Partners, L.P.

      Dr. Ernest Mario, our former Chief Executive Officer, was reimbursed $82,385 in 2003 for use of a private plane for company-related business.

      We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties. All future transactions between us and our officers, directors and principal stockholders and their affiliates and any transactions between us and any entity with which our officers, directors or 5% stockholders are affiliated, will be approved by a majority of the Board, including a majority of the independent and disinterested outside directors of the Board and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

      Deutsche Bank Securities Inc., an affiliate of Deutsche Bank AG, is an underwriter for this public offering of shares of our common stock. Deutsche Bank AG beneficially owns approximately 8.6% of our common stock as of March 31, 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the ownership of IntraBiotics’ common stock as of March 31, 2004 by: (i) each director; (ii) each of the named executive officers; (iii) all executive officers and directors of IntraBiotics as a group; and (iv) all those known by IntraBiotics to be beneficial owners of more than five percent of its common stock. All capital stock numbers disclosed below are adjusted to reflect the 1-for-12 reverse stock split effected on April 10, 2003.

	Beneficial Ownership(1)

		Percent
Name and Address of Beneficial Owner	Number of Shares	of Total

Entities affiliated with Baker Biotech Fund(2)	1,613,202	24.7
655 Madison Avenue, 19th Floor
New York, NY 10021
Entities affiliated with Tang Capital Partners(3)	1,630,141	24.5
4401 Eastgate Mall
San Diego, CA 92121
Perry Partners & Affiliates(4)	800,000	14.6
c/o Perry Corporation
599 Lexington Ave., 36th Floor
New York, NY 10022
Deutsche Bank AG(5)	459,015	8.6
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany
Novel Bioventures(6)	331,200	6.1
5/ F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong, China
Entities affiliated with MPM BioEquities Fund(7)	276,000	5.1
601 Gateway Boulevard, Suite 350
South San Francisco, CA 94080
Ernest Mario, Ph.D.(8)	178,957	3.3
Henry J. Fuchs, M.D.(9)	76,750	1.4
Jerry T. Jackson(10)	4,583	*
Gary A. Lyons(11)	7,499	*
Mark L. Perry, J.D.(12)	—	*
Jack S. Remington, M.D.(13)	4,250	*
Kevin C. Tang(3)	1,630,141	24.5
Eric H. Bjerkholt(14)	2,930	*
All executive officers and directors as a group (8 persons)(15)	1,908,738	28.0

*	Less than one percent of the outstanding common shares.

(1)	This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, IntraBiotics believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the principal address of each of the stockholders named in this table is: c/o IntraBiotics Pharmaceuticals, Inc., 2483 East Bayshore Road, Suite 100, Palo Alto, CA 94303.

Applicable percentages are based on 5,364,383 shares outstanding on March 31, 2004. Shares of common stock that (a) may be issued upon the conversion of Series A preferred stock, (b) may be issued upon the exercise of warrants and (c) are subject to options to purchase common stock which are currently exercisable or which will become exercisable within 60 days after March 31, 2004 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.

(2)	Includes 59,702 shares held by Baker Brothers Investments, L.P., 74,294 shares held by Baker Brothers Investments II, L.P., 67,711 shares held by Baker/ Tisch Investments, L.P., 661,678 shares held by Baker Biotech Fund I, L.P., 651,535 shares held by Baker Biotech Fund II, L.P. and 80,082 shares held by Baker Biotech Fund II (Z), L.P. Also includes 726,038 shares of common stock that may be issued upon the conversion of Series A preferred stock and 436,617 shares of commons stock that may be issued upon the exercise of warrants.

(3)	Includes 327,679 shares held by Tang Capital Partners, L.P. Tang Capital Management, LLC is the general partner of Tang Capital Partners, L.P. and Kevin C. Tang is the Managing Director of Tang Capital Management, LLC. Includes 583 shares held by Kevin C. Tang as custodian for his minor child. Also includes 852,308 shares of common stock that may be issued upon the conversion of Series A preferred stock and 450,154 shares of commons stock that may be issued upon the exercise of warrants. Mr. Tang is a director of IntraBiotics and is therefore deemed to beneficially own the shares owned by Tang Capital Partners, L.P.

(4)	Pursuant to a Schedule 13G/ A filed on February 17, 2004 with the Securities and Exchange Commission, Perry Corp. and Richard Perry jointly reported that it had sole voting power and sole dispositive power over 800,000 shares of common stock. Richard Perry, the President and sole stockholder of Perry Corp., disclaimed beneficial ownership interest over of the shares of common stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

(5)	Pursuant to a Schedule 13G filed on February 9, 2004 with the Securities and Exchange Commission, Deutsche Bank AG reported that it had sole voting power and sole dispositive power over 459,015 shares of common stock. Includes 458,315 shares of common stock beneficially owned by Deutsche Bank AG, London Branch and 700 shares of common stock beneficially owned by Deutsche Bank Securities Inc.

(6)	Pursuant to a Schedule 13G filed on February 26, 2004 with the Securities and Exchange Commission, Novel BioVentures, LLC and Novel BioVentures Inc. jointly reported that they had sole voting power and sole dispositive power over 331,200 shares of common stock which includes 276,000 shares of common stock and warrants to purchase up to 55,200 shares of common stock.

(7)	Pursuant to a Schedule 13G filed on March 18, 2004 with the Securities and Exchange Commisssion, MPM BioEquities Adviser LLC reported that has sole voting and voting and dispositive power over all of these shares. MPM BioEquities Adviser is the adviser of MPM BioEquities Master Fund L.P., and the MPM BioEquities Fund GmbH & Co. KG. 273,065 of the shares are held of record by MPM BioEquities Master Fund L.P., and 2,935 of the shares are held of record by MPM BioEquities Fund GmbH & Co. KG. This total includes 46,000 shares of common stock that may be issued upon the exercise of warrants.

(8)	Includes 20,833 shares held by Mildred Mario, 20,573 shares held by the Ernest Mario 1997 Annuity Trust, 41,666 shares held by the Mildred Mario 1997 Annuity Trust, and 744 shares and 1,738 shares held by the Mario 2002 Children’s Trust and the Mario 2002 Grandchildren’s Trust, respectively, for both of which Dr. Mario is trustee. Also includes 42,968 shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days of March 31, 2004.

(9)	Includes 74,575 shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days of March 31, 2004.

(10)	Represents 4,583 shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days of March 31, 2004.

(11)	Represents 7,499 shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days of March 31, 2004.

(12)	Mr. Perry is not affiliated with Perry Partners & Affiliates.

(13)	Includes 4,167 shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days of March 31, 2004.

(14)	Represents 2,930 shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days of March 31, 2004.

(15)	Includes 1,768,384 shares of common stock held by entities affiliated with certain directors and 140,354 shares of common stock issuable upon exercise of stock options held by directors and executive officers that are exercisable within 60 days of March 31, 2004.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 70,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately following the completion of this offering, and assuming no exercise of the underwriters’ over-allotment option, a total of 8,364,383 shares of common stock will be issued and outstanding, and 325 shares of Series A preferred stock will be issued and outstanding. As of March 31, 2004, there were 129 stockholders of record.

      The following description of our capital stock is subject to and qualified by our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of the applicable Delaware law.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. So long as at least 100 shares of our Series A preferred stock remain outstanding, the holders of the Series A preferred stock will be entitled to elect two members of our Board at each meeting of our stockholders for the election of directors and the remaining directors will be elected by the holders of Common Stock and Series A preferred stock, voting together as a single class. The outstanding shares of Series A preferred stock are entitled to an aggregate of 1,709,875 votes on an as-converted to common stock basis. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our Board may from time to time determine. Upon liquidation, dissolution or winding up of IntraBiotics, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      Our Board is authorized to issue, from time-to-time, without stockholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock.

      The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with financing possible acquisitions and other corporate purposes, could have the effect of entrenching our Board and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of or designate any series of preferred stock.

Series A Preferred Stock

      We have 325 shares of Series A preferred stock issued and outstanding.

      Dividend Rights. The holders of Series A preferred stock will be entitled to receive cumulative dividends at the rate of 8% per annum of the original per share price of the Series A preferred stock, prior to and in preference to any declaration or payment of a dividend to the holders of common stock. The dividends will be payable quarterly in shares of common stock, and the number of shares payable will be determined based on the average closing sale price of the common stock on the Nasdaq National Market or other market on which our common stock is traded for each of the five trading days immediately preceding the applicable dividend payment date. Until accrued and unpaid dividends on the Series A preferred stock are paid and set apart, no dividends or other distributions in respect of any of our other capital stock shall be declared.

      Rights Upon Liquidation. Upon liquidation, dissolution or winding up of IntraBiotics, the holders of Series A preferred stock shall be first entitled to receive, in preference to holders of common stock, an amount equal to the original per share price of the Series A preferred stock, plus accrued and unpaid dividends. Each share of Series A preferred stock is convertible, in whole or in part, into shares of common stock at any time at the option of the holder thereof at a certain conversion price.

      Conversion. The conversion price is equal to $1.90. Each share of Preferred Stock automatically converts into shares of common stock on the tenth day after the day that the closing sale price of our common stock on the Nasdaq National Market has reached at least $8.28 and has remained at such level for 20 consecutive trading days, but only after the earlier to occur of (1) the unblinding and the public announcement of the results of our first pivotal clinical trial of iseganan for the prevention of VAP, or (2) May 1, 2005.

      Rights of First Refusal. Holders of Series A preferred stock have the right of first refusal in the event we propose to offer equity securities to any person to purchase their pro rata portion of such shares. Such right of first refusal will be subject to certain customary exclusions, including for shares issued pursuant to any options or other stock awards granted to employees, directors or consultants of IntraBiotics, equipment leasing arrangements, debt financings or strategic financings that have been approved by the Board.

      Right to Designate Directors. So long as at least 100 shares of Series A preferred stock remain outstanding (subject to adjustment for any stock split, reverse stock split or other similar event):

•	the holders of the Series A preferred stock, voting together as a separate class, are entitled to elect two members of the Board and currently Tang Capital Management, LLC has the right to designate both such members; and

•	the holders of common stock and Series A preferred stock, voting together as a single class on an as-is-converted basis, are entitled to elect the remaining members of the Board.

      Separate Vote of Series A Preferred Stock. For so long as at least 100 shares of Series A preferred stock remain outstanding (subject to adjustment for any stock split, reverse stock split or other similar event) in addition to any other vote or consent required or by law, the vote of the holders of at least a majority of the outstanding Series A preferred stock is necessary for effecting or validating the following actions:

•	Any amendment, alteration, or repeal of any provision of our certificate of incorporation (including any filing of our certificate of designation), that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series A preferred stock so as to affect them adversely;

•	any authorization, designation or issuance, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into our equity securities that rank senior to the Series A preferred stock in right of liquidation preference, voting or dividends; and

•	prior to May 1, 2005, any merger into or consolidation with any other corporation (other than a wholly-owned subsidiary corporation or for the purposes of changing our domicile) or the completion of any transaction or series of related transactions in which fifty percent or more of our voting power is transferred or the sale, lease or other disposition of all or substantially all of our assets.

Warrants

      At March 31, 2004, there were warrants outstanding to purchase a total of 1,262,235 shares of our common stock, all of which will remain outstanding after the completion of this offering and have various expiration dates. The exercise price of warrants to purchase 920,999 shares of the common stock will be reduced by 50% if our common stock is delisted from the Nasdaq National Market. The warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the total exercise price.

Antitakeover Effects of Provisions of the Delaware Law and Future Issuance of Preferred Stock

      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to some exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

      Our amended and restated certificate of incorporation:

•	provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent;

•	provides that the authorized number of directors may be changed only by our board of directors; and

•	authorizes our Board to issue blank check preferred stock to increase the amount of outstanding shares.

      Our amended and restated bylaws provide that candidates for director may be nominated, and proposals for business to be considered by the stockholders at an annual meeting may be made, only by our Board or by a stockholder who gives us written notice no later than 90 days or no earlier than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting, subject to certain adjustments.

      Delaware law and the foregoing provisions of our amended and restated certificate of incorporation and bylaws and the issuance of preferred stock in certain circumstances may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

      Our transfer agent and registrar for our common stock is Computershare Trust Company. The telephone number of our transfer agent and registrar is (303) 262-0600.

Listing on the Nasdaq National Market

      Our common stock is listed on The Nasdaq National Market under the symbol “IBPI.”

SHARES ELIGIBLE FOR FUTURE SALE

      Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. As described below, only a limited amount of shares will be available for sale shortly after this offering due to contractual and legal restrictions that apply to resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the market price.

Sale of Restricted Shares and Lock-Up Agreements

      Upon completion of this offering, we will have an aggregate of 10,074,258 outstanding shares of common stock, including 1,709,875 shares of common stock issuable upon conversion of the outstanding Series A preferred stock, assuming no exercise by the underwriters of their over-allotment option, or 10,524,258 shares if the underwriters exercise their over-allotment option in full. Other than the shares to be sold in this offering which are purchased by our affiliates, as defined in Rule 144 under the Securities Act of 1933, or unless purchased by persons otherwise subject to lock-up agreements, all of the shares to be sold in this offering will be, and approximately 3,217,444 shares of our common stock which were previously registered are, freely tradeable.

      The remaining 3,856,814 shares outstanding assuming no exercise by the underwriters of their over-allotment, including the 1,709,875 shares of common stock issuable upon the conversion of all the shares of our Series A preferred stock, are “restricted securities” within the meaning of Rule 144. Such restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act of 1933, which are discussed below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock. However, all 1,709,875 shares of common stock issuable upon conversion of our Series A preferred stock, are covered by a currently effective registration statement which allow those shares to be sold without regard to those restrictions.

      Prior to the closing of this offering, our executive officers, directors, and principal stockholders holding, in the aggregate, 3,194,815 shares of our common stock, including shares of common stock issuable upon conversion of the outstanding Series A preferred stock, will be subject to lock-up agreements with the underwriters generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities, Inc.

Rule 144

      In general, under Rule 144 as in effect on the date of this prospectus, a person, including any of our affiliates, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is (subject to the lock-up agreements described above) entitled to sell within any three-month period a number of shares of our common stock that, together with sales of any securities with which such person’s sales must be aggregated, does not exceed the greater of:

•	one percent of the shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

      Sales of restricted securities under Rule 144 are also subject to certain requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, would (subject to the lock-up agreements described above) be entitled to sell those shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Stock Options

      As of March 31, 2004, we had issued options to purchase 948,987 shares of our common stock, including fully vested options to purchase 199,087 shares. Upon the expiration of the lock-up agreements described above, at least 915,375 shares of our common stock will be subject to vested options, based on the number of options outstanding immediately prior to the consummation of this offering. Subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, the shares of our common stock underlying those options are available for sale in the open market immediately following the expiration of the lock-up period.

      We have currently effective registration statements on Form S-8 under the Securities Act covering approximately 840,731 shares of common stock reserved for issuance under our stock option plans and other option grants. As a result, any shares acquired upon the exercise of options granted under these plans or grants also are freely tradable in the public market (unless subject to the lock-up agreements described above). Our intent is to register additional shares of our common stock on registration statements on Form S-8 under The Securities Act as necessary to cover shares reserved for issuance under our option plans. However, such shares held by affiliates still are subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701.

      In addition to possibly being able to sell option shares without restriction under a Form S-8 registration statement when effective, persons other than our affiliates are allowed under Rule 701 to sell shares of our common stock issued upon exercise of stock options (subject to the lock-up agreements described above), subject only to the manner of sale provisions of Rule 144 and to the lock-up period related to this offering. Our affiliates may (subject to the lock-up agreements described above) also begin selling option shares, but are subject to all of the Rule 144 restrictions except for the one-year holding period requirement.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Piper Jaffray & Co. and Lazard Frères & Co. LLC have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number of
Underwriters	Shares

Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Lazard Frères & Co. LLC

Total

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $                     per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $                     per share to other dealers. After this offering, representatives of the underwriters may change the offering price and other selling terms.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the                      shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are                     % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

		Without Exercise	With Full Exercise
		of Over-Allotment	of Over-Allotment
	Fee per share	Option	Option

Discounts and commissions paid by us	$	$	$

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000.

      We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and directors, as well as certain of our significant stockholders, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our stock plans, and we may issue up to 50,000 shares of our common stock in the aggregate, including options or warrants to purchase such shares, in connection with a strategic partnering transaction or similar agreements. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

      A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

      Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

      Prior to this offering, Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., beneficially owns 458,315 shares of our common stock and Deutsche Bank Securities Inc. beneficially owns 700 shares of our common stock.

      Deutsche Bank Securities Inc. and Lazard Frères & Co. LLC have provided investment banking services to us in the past. Some of the underwriters may provide investment banking services to us in the future and they will receive customary fees and commissions for those services.

LEGAL MATTERS

      The validity of the common stock offered will be passed upon for us by Morgan, Lewis & Bockius LLP, San Francisco, California. Heller Ehrman White & McAuliffe LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act a registration statement on Form S-1 relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the shares we are offering by this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read or obtain a copy of these reports, proxy statements, this registration statement and other information, including exhibits, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain information on the operation of the Public Reference Room by calling the commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this Internet site is http://www.sec.gov.

      The information and reporting requirements of the Securities Exchange Act of 1934 currently apply to us and will continue to apply to us following this offering. We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

INTRABIOTICS PHARMACEUTICALS, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board and Stockholders of

IntraBiotics Pharmaceuticals, Inc.

      We have audited the accompanying balance sheets of IntraBiotics Pharmaceuticals, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IntraBiotics Pharmaceuticals, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California

February 6, 2004

INTRABIOTICS PHARMACEUTICALS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$14,286	$10,170
Restricted cash	250	250
Short-term investments	12,108	2,895
Prepaid drug substance	—	2,375
Prepaid expenses	478	247

Total current assets	27,122	15,937
Property and equipment, net	20	112
Other assets	184	177

Total assets	$27,326	$16,226

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$141	$345
Accrued clinical liabilities	1,046	—
Accrued employee liabilities	101	135
Accrued restructuring charges	—	64
Other accrued liabilities	410	202

Total current liabilities	1,698	746
Commitments
Stockholders’ equity:
Convertible preferred stock, $0.001 par value:
5,000,000 shares authorized at December 31, 2003 and 2002; 325 and 0 shares outstanding at December 31, 2003 and 2002, respectively; $3,250 aggregate liquidation preference at December 31, 2003	1,771	—
Common stock, $0.001 par value:
70,000,000 and 50,000,000 shares authorized at December 31, 2003 and 2002, respectively; 5,298,206 and 3,268,819 shares outstanding at December 31, 2003 and 2002, respectively	5	3
Additional paid-in capital	239,237	216,466
Deferred stock compensation	(188)	(720)
Accumulated other comprehensive income	2	—
Accumulated deficit	(215,199)	(200,269)

Total stockholders’ equity	25,628	15,480

Total liabilities and stockholders’ equity	$27,326	$16,226

See accompanying notes.

INTRABIOTICS PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,

	2003	2002	2001

Operating expenses:
Research and development	$7,727	$23,053	$38,034
General and administrative	5,782	8,617	9,202
Restructuring and other charges	—	6,118	21,956
Arbitration settlement	—	(3,600)	—
Impairment of acquired workforce	—	1,365	—

Total operating expenses	13,509	35,553	69,192

Operating loss	(13,509)	(35,553)	(69,192)
Interest income	166	703	2,843
Interest expense	—	(459)	(1,110)
Other income, net	31	856	93

Net loss	(13,312)	(34,453)	(67,366)
Non-cash deemed dividend related to beneficial conversion features of Series A preferred stock	(1,436)	—	—
Non-cash dividends on Series A preferred stock	(182)	—	—

Net loss applicable to common stockholders	$(14,930)	$(34,453)	$(67,366)

Basic and diluted net loss per share applicable to common stockholders	$(4.01)	$(11.25)	$(27.47)

Shares used to compute basic and diluted net loss per share applicable to common stockholders	3,720	3,064	2,453

See accompanying notes.

INTRABIOTICS PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share amounts)

	Convertible						Accumulated
	Preferred Stock		Common Stock		Additional	Deferred	Other		Total
					Paid-In	Stock	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity

Balances at December 31, 2000	—	$—	2,433	$2	$198,415	$(10,198)	$186	$(98,450)	$89,955
Issuance of common stock upon exercise of options for cash	—	—	45	—	435	—	—	—	435
Stock compensation for consultant services	—	—	—	—	5	—	—	—	5
Issuance of common stock for the employee stock purchase plan for cash	—	—	3	—	36	—	—	—	36
Issuance of warrants to purchase 58 shares of common stock	—	—	—	—	560	—	—	—	560
Issuance of common stock for employee services	—	—	2	—	39	—	—	—	39
Amortization of deferred stock compensation		—	—	—	—	2,734	—	—	2,734
Cancellation of stock options related to employee terminations	—	—	—	—	(2,887)	2,887	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(67,366)	(67,366)
Unrealized gain (loss) on securities	—	—	—	—	—	—	(186)	—	(186)

Comprehensive loss									(67,552)

Balances at December 31, 2001	—	—	2,483	2	196,603	(4,577)	—	(165,816)	26,212
Issuance of common stock upon exercise of options for cash	—	—	29		471	—	—	—	471
Issuance of common stock on private placement for cash	—	—	596	1	18,980	—	—	—	18,981
Issuance of common stock on acquisition of Apothogen Inc.	—	—	37	—	1,924	—	—	—	1,924
Stock compensation for consultant services	—	—	—	—	512	—	—	—	512
Issuance of common stock for the employee stock purchase plan for cash	—	—	1	—	10	—	—	—	10
Issuance of warrants to purchase 4 shares of common stock	—	—	—	—	7	—	—	—	7
Issuance of common stock for employee services	—	—	123	—	545	—	—	—	545
Amortization of deferred stock compensation	—	—	—	—	—	1,271	—	—	1,271
Cancellation of stock options related to employee terminations	—	—	—	—	(2,586)	2,586	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	(34,453)	(34,453)

Balances at December 31, 2002	—	—	3,269	3	216,466	(720)	—	(200,269)	15,480
Issuance of common stock upon an exercise of options for cash	—	—	50	—	380	—	—	—	380
Issuance of common stock and warrants on private placement, net of $710 issuance costs	—	—	1,774	2	18,536	—	—	—	18,538
Issuance of Series A preferred stock and common stock warrants on private placement, net of $268 issuance costs	—	1,906	—	—	1,326	—	—	—	3,232
Beneficial conversion feature on Series A preferred stock	—	—	—	—	1,436	—	—	(1,436)	—
Issuance of common stock upon conversion of Series A preferred stock	—	(135)	132	—	135	—	—	—	—
Issuance of common stock as dividend on Series A preferred stock	—	—	18	—	117	—	—	(182)	(65)
Issuance of common stock upon exercise of warrants	—	—	55	—	—	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	126	—	—	126
Stock compensation for variable option awards	—	—	—	—	993	—	—	—	993
Stock compensation for consultant services	—	—	—	—	254	—	—	—	254
Cancellation of stock options related to employee terminations	—	—	—	—	(406)	406	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(13,312)	(13,312)
Unrealized gain on securities	—	—	—	—	—	—	2	—	2

Comprehensive loss									(13,310)

Balances at December 31, 2003	—	$1,771	5,298	$5	$239,237	$(188)	$2	$(215,199)	$25,628

See accompanying notes.

INTRABIOTICS PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,

	2003	2002	2001

Operating activities
Net loss	$(13,312)	$(34,453)	$(67,366)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred stock compensation	126	1,271	2,734
Stock compensation expense	1,247	1,057	44
Depreciation and amortization	92	725	1,690
Write down of property and equipment	—	274	9,658
Acquired workforce write down and amortization	—	1,694	—
Gain on sale of preclinical programs	—	(975)	—
Fair value of warrants issued	—	7	560
Change in assets and liabilities:
Restricted cash	—	7,238	(6,117)
Prepaid expenses	2,144	3,087	4,689
Other assets	(7)	41	23
Accounts payable	(204)	(245)	(1,341)
Accrued clinical liabilities	1,046	(1,663)	(1,573)
Accrued employee liabilities	(34)	(475)	(46)
Accrued restructuring charges	(64)	(2,797)	2,861
Deferred rent	—	(618)	384
Other accrued liabilities	143	(515)	198

Net cash used in operating activities	(8,823)	(26,347)	(53,602)
Investing activities
Capital expenditures	—	(41)	(3,665)
Proceeds from sale of property and equipment	—	526	2,833
Proceeds from sale of preclinical programs	—	800	—
Purchase of short term investments	(12,106)	(2,895)	(6,296)
Proceeds from sale or maturity of short-term investments	2,895	—	51,821
Cash received in acquisition of subsidiary	—	58	—

Net cash provided by (used in) investing activities	(9,211)	(1,552)	44,693
Financing activities
Proceeds from issuance of Series A preferred stock in private placement, net	3,232	—	—
Proceeds from issuance of common stock in private placements, net	18,538	18,981	—
Proceeds from issuance of common stock upon exercise of options	380	481	471
Proceeds from financing obligations	—	—	11,209
Payments on financing obligations	—	(9,375)	(13,772)

Net cash provided by (used in) financing activities	22,150	10,087	(2,092)

Net increase (decrease) in cash and cash equivalents	4,116	(17,812)	(11,001)
Cash and cash equivalents at beginning of period	10,170	27,982	38,983

Cash and cash equivalents at end of period	$14,286	$10,170	$27,982

Supplemental disclosure of cash flow information:
Interest paid	$—	$459	$1,110

Supplemental disclosure of non-cash information:
Net deferred stock compensation (cancellations due to employee termination)	$(406)	$(2,586)	$(2,887)

Beneficial conversion feature on Series A preferred stock	$(1,436)	$—	$—

Issuance of common stock dividend on Series A preferred stock	$(182)	$—	$—

Issuance of common stock upon conversion of Series A preferred stock	$(135)	$—	$—

Other assets received from sale of preclinical programs	$—	$375	$—

Cash flow for acquisition of subsidiary:
Acquired workforce	$—	$1,694	$—
Other current assets acquired	—	297	—
Property and equipment acquired	—	56	—
Liabilities assumed	—	(75)	—
Acquisition costs incurred	—	(106)	—
Common stock issued	—	(1,924)	—

Cash received in acquisition	$—	$(58)	$—

See accompanying notes.

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Description of Business

      IntraBiotics Pharmaceuticals, Inc. (“IntraBiotics” or the “Company”), was incorporated in the state of Delaware on January 19, 1994. IntraBiotics is currently focused on developing iseganan oral solution for the prevention of ventilator-associated pneumonia (VAP). The Company has devoted substantially all of its efforts and resources since incorporation to research and development related to its antimicrobial products.

      The Company has funded its operations primarily through its initial public offering of common stock in March 2000, the private sale of equity securities, funds received from a terminated collaboration agreement, the proceeds of equipment financing arrangements and the sale of two preclinical anti-infective programs. The Company expects that its available cash, cash equivalents, restricted cash and short-term investments of $26.6 million at December 31, 2003 will be adequate to fund operations through at least December 31, 2004.

      The Company will need to raise substantial additional funds to continue operations, complete the second pivotal efficacy trial of iseganan for VAP, complete the FDA approval process, and commence commercialization. Management plans to continue to finance the Company’s operations through private and public financings, including equity financings, or through collaboration or licensing arrangements. There can be no assurance that the Company will be able to enter into financing arrangements on acceptable terms in the future, if at all. Prior to product commercialization, if the financing arrangements contemplated by the Company are not consummated, the Company may have to seek other sources of capital or re-evaluate its operating plans.

2.	Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including amounts accrued for clinical trial costs and stock-based compensation.

      The Company’s estimate of accrued costs is based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

Cash Equivalents and Short-Term Investments

      Cash equivalents are comprised of money market funds and debt securities with original maturities of less than 90 days. Short-term investments include securities with maturities of less than one year from the balance sheet date, or securities with maturities of greater than one year that are specifically identified to fund current operations. All cash equivalents and short-term investments are classified as available-for-sale. The Company’s investment securities are recorded at their fair market value, based on quoted market prices. The cost of securities when sold is based upon the specific identification method. Any unrealized gains and losses are recorded as other comprehensive income and included as a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary

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NOTES TO FINANCIAL STATEMENTS — (Continued)

on available-for-sale investments are included in other income, net in the statements of operations.

Fair Value of Financial Instruments

      The fair value of financial instruments, including cash, cash equivalents, short-term investments, accounts payable and accrued liabilities approximate their carrying value.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the estimated useful lives of the respective assets, generally being three to five years. Leasehold improvements are depreciated over the terms of the facilities leases.

Impairment of Long-Lived Assets

      Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted cash flows resulting from the use of the assets and their eventual disposition. In the event that such cash flows are insufficient to recover the carrying amount of the assets, the assets are written down to the estimated fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or the estimated fair value less costs to sell.

Research and Development and Concentrations of Risk

      Research and development expenditures are charged to operations as incurred, and include fees paid to contract research organizations and other clinical service providers, payroll expense, drug substance expense, allocated facilities costs and non-cash stock compensation charges.

      The Company has relied on a single contract manufacturer to manufacture bulk drug substance for the current pivotal clinical trials, although it currently maintains a sufficient inventory to complete these trials. If no alternate sources of supply are developed, the Company will depend on this manufacturer to produce bulk drug substance and information required for FDA registration of the related drug, and to produce the drug for future commercial use if the trials are successful. The Company also relies on a single third party supplier to produce the formulated drug product for use in the current clinical trials.

Clinical Trial Accruals

      The Company’s accrued costs for clinical trial activities are based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations (CROs), investigators, drug processors, laboratories, consultants, or other clinical trial service providers that perform the activities. Related contracts vary significantly in length, and may be for a fixed amount, a variable amount based on actual costs incurred, capped at a certain limit, or for a combination of these elements. Activity levels are monitored through close communication with the service provider, including detailed invoice and task completion review, analysis of expenses against budgeted amounts, and pre-approval of any changes in scope of the services to be performed. Each CRO provides an estimate of costs

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NOTES TO FINANCIAL STATEMENTS — (Continued)

incurred but not invoiced at the end of each period for each individual trial. The estimates are reviewed and discussed with the CRO as necessary, and included in research and development expenses for the related quarter. For investigator study grants, which are paid quarterly on a per-patient basis to the institutions performing the clinical study, the Company accrues an estimated amount based on patient enrollment in each quarter.

Stock-Based Compensation

      In February 2003, the Board approved a cancellation and re-grant of 308,835 unexercised stock options held by existing employees and directors of the Company in a one-for-one exchange and 12,500 options that were re-granted in connection with the cancellation of 54,166 unexercised stock options held by a director of the Company. The newly-granted options have an exercise price equal to the closing price of the Company’s common stock on the Nasdaq National Market on February 5, 2003, or $2.76 per share. These options generally vest over a four-year period and will expire in February 2008 if not previously exercised. Variable accounting is being applied to the newly-granted options throughout their term.

      As permitted by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the Company has elected to follow APB 25 and related interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of an employee or director stock option is set equal or in excess of the fair market value of the underlying stock on the date of grant, no compensation expense is recognized. In February 2003, certain stock options for which the exercise prices had originally been set at less than the fair market value of the underlying stock on the grant date, were cancelled and re-granted in a one-for-one exchange. The Company had recorded deferred compensation for the difference between the original exercise price and the fair market value of the underlying stock on the grant date as a component of stockholders’ equity, and the total was being amortized on a straight-line basis over the vesting period of the original awards, ranging from four to six years. The related re-granted options all vest over a four-year period, and the remaining unamortized deferred compensation as of the re-grant date is now being amortized over the new four-year vesting schedule, commencing at the date of re-grant.

      Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS 123 and the FASB’s Emerging Issues Task Force issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and are recognized over the related service period and are periodically re-measured as the underlying options vest.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect on net loss applicable to common stockholders and loss per share applicable to common stockholders if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	Year Ended December 31,

	2003	2002	2001

Net loss applicable to common stockholders, as reported	$(14,930)	$(34,453)	$(67,366)
Add: Stock-based employee compensation expense included in reported net loss applicable to common stockholders	1,119	1,271	2,734
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,577)	(6,084)	(5,895)

Net loss applicable to common stockholders, pro forma	$(15,388)	$(39,266)	$(70,527)

Net loss per share applicable to common stockholders:
Basic and diluted — as reported	$(4.01)	$(11.25)	$(27.47)

Basic and diluted — pro forma	$(4.14)	$(12.82)	$(28.76)

      The fair value for the Company’s options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,

	2003	2002	2001

Risk-free interest rate	2.92%	2.89%	3.75%
Volatility	1.00	1.00	0.75
Dividend Yield	—	—	—
Expected life of option	5 years	5 years	5 years

      The fair value of the employees’ purchase rights under the Company’s Employee Stock Purchase Plan, which was suspended in March 2003 (see Note 9), was estimated using the Black-Scholes option pricing model with the above weighted average assumptions for volatility and dividend yield, expected lives of 6 months, and risk free interest rates of 1.26% in 2002 and 3.75% in 2001. The weighted-average fair value for rights issued under the Purchase Plan for 2002 and 2001 was $5.40 and $32.40, respectively.

Comprehensive Loss

      The components of comprehensive loss in each year presented are as follows:

	Year Ended December 31,

	2003	2002	2001

Net loss	$(13,312)	$(34,453)	$(67,366)
Unrealized gain (loss) on available-for-sale securities	2	—	(186)

Comprehensive loss	$(13,310)	$(34,453)	$(67,552)

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NOTES TO FINANCIAL STATEMENTS — (Continued)

Net Loss Per Share

      Basic and diluted net loss per share applicable to common stockholders is presented in accordance with Financial Accounting Standards Board Statement No. 128, “Earnings Per Share,” and is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share applicable to common stockholders includes the impact of potentially dilutive securities (stock options, warrants and convertible preferred stock). As the Company’s potentially dilutive securities were anti-dilutive for all periods presented, they are not included in the calculations of diluted net loss per share applicable to common stockholders. The total number of shares underlying the stock options, warrants and convertible preferred stock excluded from the calculations of net loss per share applicable to common stockholders was 3,297,363, 693,845 and 370,704 for the years ended December 31, 2003, 2002 and 2001, respectively.

Reclassifications

      Certain reclassifications of prior year amounts have been made to conform to current year classifications. Reclassifications related to cash proceeds from option exercises in 2002 and 2001 have been made in the Statement of Cash Flows to conform to current year classifications.

Recent Accounting Pronouncements

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim and annual periods ending after December 31, 2002. The adoption of FIN 45 did not have any impact on the Company’s financial position, results of operations or disclosure.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46, as amended, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46, as amended, must be applied for the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 is not expected to have any impact on the Company’s financial position, results of operations or disclosure.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include stock with mandatory redemption, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. The provisions of SFAS No. 150 are generally effective for all

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NOTES TO FINANCIAL STATEMENTS — (Continued)

financial instruments entered into or modified after May 31, 2003, except for those provisions relating to non-controlling interests that have been deferred, and must be applied to the Company’s existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, results of operations or disclosure. If the deferred provisions of SFAS No. 150 are finalized in their current form, management does not expect adoption to have a material effect on the Company’s financial position, results of operations or disclosure.

3.	Available-For-Sale Investments

      The following is a summary of the Company’s available-for-sale investments as of December 31, 2003 and 2002 (in thousands):

	December 31, 2003

		Gross Unrealized	Gross Unrealized	Estimated
	Amortized Cost	Gains	Losses	Fair Value

Money market funds	$13,845	$—	$—	$13,845
Auction rate securities	8,200	—	—	8,200
U.S. government agencies	3,906	2	—	3,908

	$25,951	$2	$—	$25,953

Reported as:
Cash equivalents				$13,845
Short-term investments				12,108

				$25,953

	December 31, 2002

		Gross Unrealized	Gross Unrealized	Estimated
	Amortized Cost	Gains	Losses	Fair Value

Money market funds	$6,775	$—	$—	$6,775
Certificates of deposit	2,895	—	—	2,895

	$9,670	$—	$—	$9,670

Reported as:
Cash equivalents				$6,775
Short-term investments				2,895

				$9,670

For the years ended December 31, 2003, 2002 and 2001, there were no gross realized gains or losses on available-for-sale investments.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following is a summary of amortized cost and estimated fair value of available-for-sale investments by contract maturity (in thousands):

	December 31, 2003		December 31, 2002

	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

Due in less than one year	$24,201	$24,202	$9,670	$9,670
Due in one year or more	1,750	1,751	—	—

	$25,951	$25,953	$9,670	$9,670

4.	Property and Equipment

      Property and equipment consist of the following (in thousands):

	December 31

	2003	2002

Machinery and equipment	$328	$365
Leasehold improvements	—	16

	328	381
Less accumulated depreciation	(308)	(269)

Property and equipment, net	$20	$112

      Depreciation and amortization expense for property and equipment totaled $92,000, $725,000 and $1.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

5.	Other Accrued Liabilities

      Other accrued liabilities consist of the following (in thousands):

	December 31

	2003	2002

Accrued professional fees	$300	$202
Accrued dividends	65	—
Other accrued liabilities	45	—

Total other accrued liabilities	$410	$202

6.	Commitments

      At December 31, 2003, the Company has a total of $450,000 in commitments to its contract manufacturer for drug substance, representing $250,000 upon acceptance of a drug order, when and if such acceptance occurs, and $200,000 in fees for storage of iseganan until December 2007.

      In February 2003, the Company entered into an operating lease agreement for a facility in Palo Alto, California. The lease expires in May 2004 and includes an option to extend until November 30, 2004. Under the terms of the lease, the Company is committed to pay rent of $43,000 in 2004. Total rent expense for the years ended December 31, 2003, 2002, and 2001 was approximately $93,000, $3.0 million, and $5.0 million, respectively. Of the

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NOTES TO FINANCIAL STATEMENTS — (Continued)

$3.0 million rent expense in 2002, $2.5 million was included in restructuring charges. Of the $5.0 million rent expense in 2001, $3.2 million was included in restructuring charges.

7.	Restructuring and Other Charges

      In May 2001, the Company implemented a restructuring plan intended to conserve capital and focus resources on the development of iseganan. As a result of this plan, the Company recorded restructuring charges of $10.1 million and asset write down charges of $11.8 million in 2001. The $10.1 million restructuring charge comprised costs related to work force reduction of $2.9 million, costs for the termination of collaboration agreements of $4.1 million and facilities consolidation costs of $3.2 million.

      For the years ended December 31, 2002 and 2001, respectively, $8.6 million and $8.9 million of the restructuring charges were paid in cash, primarily for severance costs to terminated employees, termination fees on collaboration agreements and termination payments for vacated buildings.

      The workforce reduction comprised 90 employees, who were all terminated in 2001, representing a 71% reduction in force. The estimated cost of terminating the collaboration agreements was increased by $483,000 in 2001 and $166,000 in 2002. There were no remaining amounts payable under these agreements as of December 31, 2002.

      The facilities consolidation costs related to the vacating of three facilities in Mountain View, California, totaling 142,000 square feet. One of the vacated facilities was subleased during 2001, the second was terminated in October 2001 and the third in January 2003. In 2001, an adjustment was made to increase restructuring charges associated with facilities consolidation by $1.9 million for additional costs related the third vacated facility. In November 2002, the Company reached agreements with the landlords of this building and the facility, which the Company had subleased, to terminate the leases. The additional expense recorded during 2002 was $5.2 million and included cash payments, the issuance of common stock and the write-off of a deferred rent balance. At December 31, 2002 there were no accrued restructuring charges related to these facilities.

      Additionally as a part of the May 2001 restructuring plan, the Company wrote down to estimated fair value $11.8 million of leasehold improvements, laboratory equipment, computers and other assets that were no longer being used. In 2001 we received proceeds from the disposition of certain leasehold improvements and other assets previously written down in excess of the amounts originally estimated. As a result, the Company recognized a gain of $2.2 million that offset restructuring and other charges in the statement of operations for 2001.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

      The May 2001 restructuring consisted of the following activity (in thousands):

			Terminated
	Costs for		Collaboration
	Terminated	Facilities	Agreements
	Employees	Consolidation	and Other	Total

2001 Activity
Original restructuring charges	$2,911	$3,150	$4,060	$10,121
Cash refund (payments)	(2,675)	(2,219)	(3,983)	(8,877)
Non-cash expenses — issuance of warrants	—	—	(560)	(560)
Adjustment to reflect revised estimates	(236)	1,930	483	2,177

Accrued restructuring charges at December 31, 2001	—	2,861	—	2,861
2002 Activity
Cash refund (payments)	75	(8,464)	(166)	(8,555)
Non-cash expenses — issuance of common stock	—	(437)	—	(437)
Reclass deferred rent liability	—	861	—	861
Adjustment to reflect revised estimates	(75)	5,179	166	5,270

Accrued restructuring charges at December 31, 2002	$—	$—	$—	$—

      In October 2002, the Company announced a restructuring plan as a result of the failure of its then recently completed Phase III clinical trial for the prevention of oral mucositis in cancer patients. This restructuring plan reduced headcount by 26 employees in research and development and general and administration, or 70% of the Company’s workforce. In accordance with provisions of EITF 94-3 and related interpretations, the Company recorded restructuring charges of $848,000 for severance costs of which $784,000 were paid as of December 31, 2002. The remaining severance accrual as of December 31, 2002 of $64,000 was paid in January 2003 to employees who left the Company in December 2002. No other amounts were expensed in 2003 as a result of this restructuring plan.

8.	Acquisition

      In April 2002, the Company acquired Apothogen, Inc., a privately held pharmaceutical in-licensing company based in North Carolina. The Company issued 37,500 shares of its common stock in exchange for all of Apothogen’s outstanding capital stock. The total purchase price of $2.0 million was determined based on the average closing price of the Company’s stock on the two days prior to the closing date, the closing date and two days after the closing date.

      The Company allocated the purchase price based on the relative fair value of the net tangible and intangible assets acquired. Net tangible assets were valued at $300,000 and consisted primarily of cash, other current assets and fixed assets. The amount of the purchase price in excess of the net tangible assets acquired of $1.7 million was allocated to acquired workforce, which was to be amortized over three years. The acquired workforce, net of amortization, of $1.4 million was deemed to be impaired after the failed results of the Phase III trial of iseganan for the prevention of oral mucositis in cancer patients receiving chemotherapy were announced. The acquired workforce was comprised of sales and marketing management,

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

and given there would be no drug approval in the near future, the acquired workforce was deemed impaired, and therefore written down to zero in December 2002.

      The Company acquired Apothogen in order to obtain its workforce, including the services of Dr. Ernest Mario, to obtain additional seasoned executives who could bring expertise in the commercialization of products, including product launch, and other strategic relationships. Concurrent with the closing of the acquisition, Ernest Mario, Ph.D. joined the Company as Chairman and Chief Executive Officer and purchased $5.0 million of newly issued shares of the Company’s common stock in a private placement at a purchase price of $48.12 per share. Dr. Ernest Mario is currently Chairman of the Company’s Board of Directors.

9.	Stockholders’ Equity

     Preferred Stock

      The Company is authorized to issue 5,000,000 shares of preferred stock, of $0.001 par value. On May 1, 2003, in a private placement transaction, the Company sold 350 shares of a newly created Series A convertible preferred stock (the “Preferred Stock”), $0.001 par value, and issued warrants to purchase 920,699 shares of the Company’s common stock, resulting in net cash proceeds of $3.2 million. The primary purpose of completing the private placement was to provide funds for a clinical trial of iseganan for the prevention of ventilator-associated pneumonia (VAP), as well as for other general corporate purposes and working capital.

      The Preferred Stock is convertible into 1,841,404 shares of common stock at any time, at a conversion price of $1.90 per share, subject to adjustment upon the occurrence of certain events, such as stock splits, payment of dividends to common stockholders, reorganizations, mergers or consolidations. Each share of Preferred Stock automatically converts into shares of common stock on the tenth day after the day that the closing sale price of the Company’s common stock on the Nasdaq National Market has reached at least $8.28 and has remained at such level for 20 consecutive trading days, but only after the earlier to occur of (1) the unblinding and the public announcement of the results of the Company’s first pivotal clinical trial of iseganan for the prevention of VAP, or (2) the second anniversary of the date the Preferred Stock was first issued. The holders of Preferred Stock are also entitled to receive, but only out of funds legally available for dividends, cumulative dividends payable quarterly, at the annual rate of eight percent of the original issue price of $10,000 on each outstanding share of Preferred Stock. The dividend will be paid in common stock based on the average of the closing sales prices of the common stock on the Nasdaq National Market for the five trading days immediately preceding and ending on the last trading day prior to the date the dividends are payable. The dividends are paid in preference to any other declared dividends. Upon any liquidation, dissolution or winding up (as such terms are defined in the Company’s Certificate of Designation) of the Company, before any distribution or payment can be made to the holders of the Company’s common stock, each holder of Preferred Stock is entitled to receive an amount equal to $10,000 plus all accrued or declared and unpaid dividends and such dividends shall be payable in common stock. Each share of Preferred Stock is entitled to a number of votes equal to the number of shares of common stock issuable based upon a conversion price equal to the closing sale price, or bid price if no sales were reported, of the common stock on the Nasdaq National Market on the date the Preferred Stock and Warrant Purchase Agreement was signed. The number of votes is not adjustable except upon a stock split, a reverse stock split, or other similar event affecting the rights of the Preferred Stock. Holders of Preferred Stock are also entitled to elect two members of the Board, and a majority of the holders of the Preferred Stock must consent to certain actions prior to the Company taking them.

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NOTES TO FINANCIAL STATEMENTS — (Continued)

      In connection with the sale of the Preferred Stock, the Company issued immediately exercisable warrants to purchase 920,699 shares of the Company’s common stock to the purchasers of the Preferred Stock, at an exercise price of $2.07 per share, subject to adjustment upon the occurrence of certain events, such as stock splits, payment of dividends to common stockholders, reorganizations, mergers or consolidations. Additionally, the exercise price of the warrants will be reduced by 50% if the Company’s common stock is delisted from the Nasdaq National Market. The warrants will expire on May 1, 2008, if not previously exercised. The warrants issued to the holders of Preferred Stock were assigned a value of $1,326,000, which decreased the carrying value of the Preferred Stock. The warrants were valued using the Black-Scholes method with the following assumptions: a risk-free interest rate of 2.52%, an expiration date of May 1, 2008, a volatility factor of 1.00 and a dividend yield of 0%. In connection with the issuance of the Preferred Stock and warrants, the Company recorded $1,436,000 related to the beneficial conversion feature on the Preferred Stock as a deemed dividend, which increased the loss applicable to common stockholders in the calculation of basic and diluted net loss per share. A beneficial conversion feature is present because the effective conversion price of the Preferred Stock was less than the fair value of the common stock on the commitment date. Pursuant to the terms of the Preferred Stock and Warrant Purchase Agreement, the Company is subject to certain negative and restrictive covenants, such as limitations on indebtedness and the issuance of additional equity securities without specific approvals by the Board. The Company is currently in compliance with each of the covenants.

      In October 2003, a holder of 25 shares of Preferred Stock converted the shares into 131,529 shares of common stock. The same investor concurrently exercised warrants to purchase 65,764 shares of common stock, using the net exercise method, resulting in the issuance of 55,344 shares of common stock. There were no cash proceeds to the Company resulting from these transactions.

      The Company had 325 and zero shares of preferred stock outstanding as of December 31, 2003 and 2002, respectively. The Board may determine the rights, preferences and privileges of any preferred stock issued in the future.

Common Stock

      On October 10, 2003, in a private placement transaction, the Company sold 1,774,000 shares of newly issued common stock, $0.001 par value, at $10.85 per share, and issued warrants to purchase 354,800 shares of the Company’s common stock, resulting in net cash proceeds of $18.5 million. The warrants have an exercise price of $10.85 per share, subject to adjustment upon a subdivision or combination of the Company’s outstanding common stock, and will expire on October 10, 2008, if not previously exercised.

Common Stock Reserved for Future Issuance

      Shares of common stock reserved for future issuance at December 31, 2003 were as follows:

Equity incentive plans	1,063,013
Warrants	1,272,235
Series A convertible preferred stock	1,709,875

Total shares reserved for future issuance	4,045,123

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Warrants

      In July 2001, the Company issued warrants to purchase 58,333 shares of the Company’s common stock at an exercise price of $24.00 per share. These warrants were issued in connection with the termination of the discovery, development and license agreement with Diversa Corporation. The warrants will expire on July 27, 2005, if not previously exercised. The fair value of these warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 6%, a contractual life of four years, a volatility factor of 0.75 and a dividend yield of 0%. The weighted-average fair value of these warrants was $9.60. The value assigned to these warrants was $560,000, which was included as part of the Company’s May 2001 restructuring charges.

      In December 2002, the Company issued warrants to purchase 4,167 shares of the Company’s common stock at an exercise price of $3.48 per share. These warrants were issued in connection with the termination of the lease agreement with the landlord of certain office facilities. The warrants will expire on December 31, 2007, if not previously exercised. The fair value of these warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 1.5%, a contractual life of five years, a volatility factor of 0.50 and a dividend yield of 0%. The weighted-average fair value of these warrants was $1.56. The value assigned to these warrants was $6,500, which was included in “General and administrative” as part of the Company’s 2002 operating expense.

Stock Option Plans

      The 1995 Plan was terminated as of the effective date of the initial public offering in March 2000, and no new stock options may be granted thereunder. The termination of the 1995 Plan will have no effect on the options that have been granted thereunder. Stock options granted under the 1995 Plan may either be incentive stock options or nonstatutory stock options. Incentive stock options were granted with exercise prices of not less than the fair value of the common stock on the date of grant, as determined by the Board. Nonstatutory options were granted with exercise prices of not less than 85% of the fair value of the common stock on the date of the grant, as determined by the Board. All options granted have a term not greater than 10 years from the grant date. The options vest ratably over a period ranging from four to six years.

      The 2000 Equity Incentive Plan (2000 Plan) was adopted in 2000 and originally allowed for the granting of options, stock bonuses and rights to acquire restricted stock of up to 416,666 shares of common stock to employees, consultants, and directors. Under the 2000 Plan, on December 31 of each year, starting with December 31, 2000 and continuing through December 31, 2008, the share reserve will automatically be increased by a number of shares equal to the lesser of:

•	5% of the then outstanding shares of common stock on a fully diluted basis;

•	166,666 shares; or

•	a lesser number of shares to be determined by the Board.

      Under this provision, on December 31, 2003, the Board increased the number of shares in the reserve by 166,666 shares, and for the years ended December 31, 2002 and 2001, determined not to increase the number of shares in the reserve. The total number of common stock shares authorized for issuance under the 2000 Plan is 877,885, including an increase of

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

158,333 shares on April 3, 2003, as approved by the stockholders of the Company in a special meeting.

      Stock options granted under the 2000 Plan may either be incentive stock options or nonstatutory stock options. Incentive stock options may be granted with exercise prices of not less than the common stock price on the date of the grant. Nonstatutory options may be granted with exercise prices of not less than 85% of the common stock price on the date of the grant. All options are to have a term not greater than 10 years from the grant date. The Board shall determine the time or times during the term when the options may be exercised and the number of shares for which an option may be granted. Options vest ratably over a period ranging from 18 months to six years.

      The 2002 Non-Officer Equity Incentive Plan (2002 Plan) was adopted in August 2002 and allows the granting of stock awards through nonstatutory stock options, stock bonuses and rights to acquire restricted common stock of up to 208,333 shares of common stock to employees and consultants of the Company, following an increase to the reserve of 75,000 shares on February 3, 2003, as approved by the Board.

      Stock options granted under the 2002 Plan, must be nonstatutory stock options. Nonstatutory options may be granted with exercise prices of not less than 85% of the common stock price on the date of the grant. All options are to have a term not greater than 10 years from the grant date. The Board shall determine the time or times during the term when the options may be exercised and the number of shares for which an option may be granted. Options vest ratably over a period ranging from 18 months to six years.

      A summary of the Company’s stock option activity and related information is as follows:

	Options Outstanding

	Number of	Weighted-Average
	Shares	Exercise Price

Balance at December 31, 2000	432,858	$92.76
Granted	237,433	$61.68
Exercised	(45,283)	$10.44
Cancelled	(312,638)	$119.52

Balance at December 31, 2001	312,370	$52.08
Granted	477,083	$34.68
Exercised	(28,924)	$15.96
Cancelled	(129,194)	$54.12

Balance at December 31, 2002	631,335	$39.24
Granted	822,527	$2.97
Exercised	(49,863)	$7.68
Cancelled	(581,018)	$40.93

Balance at December 31, 2003	822,981	$3.73

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, 2002, and 2001, options to purchase 165,187, 211,131 and 109,536 shares of common stock, respectively, were exercisable. The following table summarizes information about options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted-
		Average
		Remaining	Weighted-		Weighted-
	Number of	Contractual	Average	Number of	Average
Range of Exercise Prices	Shares	Life	Exercise Price	Shares	Exercise Price

$1.80 - $2.40	62,048	7.95	$2.04	12,134	$2.35
$2.76 - $2.76	692,337	6.97	$2.76	132,292	$2.76
$4.80 - $10.80	27,460	9.34	$5.58	460	$9.33
$13.53 - $19.80	36,823	8.48	$16.25	17,488	$18.62
$35.88 - $48.60	3,417	8.20	$43.61	2,396	$41.61
$144.00 - $187.50	896	1.68	$147.06	417	$150.57

	822,981	7.19	$3.73	165,187	$5.36

      The weighted-average fair value of options granted during 2003, 2002, and 2001 was $2.24, $25.92 and $37.80, respectively.

     2000 Employee Stock Purchase Plan

      In January 2000, the board adopted the 2000 Employee Stock Purchase Plan (the “Purchase Plan”), which was approved by stockholders in February 2000, authorizing the issuance of 41,666 shares of common stock pursuant to purchase rights granted to employees. In 2001 and 2002, the Board determined not to increase the number of shares in the reserve. In March 2003, the Purchase Plan was suspended, and the shares reserved for issuance under this plan were reduced to zero.

      The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Prior to its suspension, the Purchase Plan permitted eligible employees to purchase common stock at a discount, but only through payroll deductions, during defined offering periods. The price at which stock is purchased under the purchase plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The initial offering period commenced on the effective date of the initial public offering.

     Stock Compensation

      In February 2003, the Board approved a cancellation and re-grant of 308,835 unexercised stock options held by existing employees and directors of the Company in a one-for-one exchange and 12,500 options that were re-granted in connection with the cancellation of 54,166 unexercised stock options held by a director of the Company. The newly-granted options have an exercise price equal to the closing price of the Company’s common stock on the Nasdaq National Market on February 5, 2003, or $2.76 per share. The options generally vest over a four-year period and will expire in February 2008 if not previously exercised. Variable accounting is being applied to the newly-granted options throughout their term. Compensation expense of $993,000 was recorded for these options during the year ended December 31, 2003.

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Deferred compensation in connection with the grant of certain stock options to employees and officers on or prior to the Company’s initial public offering on March 20, 2000 and in connection with an agreement to modify the vesting of one officer’s unvested stock options is being amortized to expense on a straight-line basis over the vesting period of the options, ranging from four to six years. The vesting schedule of the unexercised portion of the granted options was changed following their cancellation and re-grant in February 2003, and consequently the amortization schedule was also changed to reflect the new four-year vesting schedule. During the years ended December 31, 2003, 2002, and 2001, the Company recorded amortization of deferred stock compensation expense of $126,000, $1.3 million and $2.7 million, respectively. In connection with the termination of various employees and cancellation of unvested stock options, the Company recorded a reduction to deferred stock compensation of $406,000, $2.6 million and $2.9 million in the years ended December 31, 2003, 2002 and 2001, respectively.

10.	Licensing, Research, and Technology Contracts

      In January 2001, the Company entered a strategic drug discovery, development and licensing agreement with Diversa Corporation (Diversa) to identify novel types of antimicrobial drugs. Under the terms of this agreement, the companies planned to collaborate to identify and develop novel drugs derived from Diversa’s recombinant natural product libraries that demonstrate antibacterial or antifungal properties. Diversa was to receive technology access fees, research support, and success-based milestone payments for each drug developed as well as royalties on any products commercialized under the agreement. The technology access fee under this agreement was $3.0 million, with the first fee payment of $1.0 million paid in January 2001 and expensed to research and development, $1.0 million fee which would have been payable on December 1, 2001 and the final $1.0 million fee payable on December 1, 2002. In exchange, IntraBiotics was to have an exclusive, worldwide license to any products identified and developed during the collaboration. On July 27, 2001, the Company terminated the discovery, development and license agreement with Diversa. Under the terms of this termination agreement, IntraBiotics paid Diversa $2.45 million and issued warrants to purchase 58,333 shares of its common stock at an exercise price of $24.00 per share, exercisable immediately for a period of four years, which were included in the restructuring expense. No additional payments are due under this agreement.

      In January 2001, the Company entered into a renewable, two-year research and technology licensing agreement for the discovery of new anti-infective therapies with Albany Molecular Research, Inc. (AMRI). The agreement provided that AMRI was to receive technology access fees, research funding, and success-based milestone payments for each drug discovered during the collaboration and developed by our sublicenses or us. AMRI was to be entitled to royalty payments on any third and subsequent products resulting from the collaboration. The Company paid an initial signing fee of $200,000 under this agreement in January 2001, which was included in research and development expense. In addition, the technology access fee was $400,000, payable in eight quarterly payments of $50,000 beginning in January 2001 through November 2002. In exchange, the Company was to have an exclusive, worldwide license to develop and commercialize drugs that emerge from the collaboration. On June 21, 2001, the Company terminated its collaborative research and technology agreement with AMRI. Under the terms of this termination agreement, IntraBiotics paid AMRI $300,000, which was included in the restructuring expense. No additional payments are due under this agreement.

      During 1998, the Company recorded $2.0 million in license fee expense in connection with the purchase of rights from Biosearch Italia S.p.A. to develop and commercialize ramoplanin,

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

which was a Phase I clinical-stage product candidate. The purchase price, which was expensed as in-process research and development as the rights had no alternative future use, consisted of the issuance of 20,833 shares of Series F preferred stock at $48.00 per share and $1.0 million in cash. In 1998, the Company paid and recorded a milestone of $2.0 million for the commencement of the Phase II clinical trial. In 2000, the Company paid and recorded a $2.5 million milestone payment to Biosearch Italia for the commencement of Phase III clinical studies. In May 2001, the Company amended its licensing and development agreement for its late stage ramoplanin program with Biosearch Italia, S.p.A. Under the terms of the amended agreement, the Company was reimbursed for ongoing clinical trial expenses during a three-month transition period ended August 31, 2001. At the end of this period, Biosearch Italia S.p.A. assumed responsibility for the clinical development of ramoplanin oral powder at its own expense and retained worldwide rights to the product. In exchange for its clinical development expenses and efforts, the Company will receive a royalty on future net sales of ramoplanin oral in North America, if it is successfully developed.

      In January 1997, the Company entered into an agreement with PolyPeptide Laboratories A/S to develop a manufacturing process for its drug substance iseganan, previously referred to as Protegrin IB-367, and was obligated to pay up to $2.9 million based upon achievement of certain development milestones. The Company also entered into related purchase and supply agreements with PolyPeptide. In December 2002, the Company reached an agreement with PolyPeptide Laboratories A/S to (i) take delivery of 14 kg of completed iseganan, (ii) take delivery of partially completed fragments, (iii) cancel the development, purchase and supply agreements between the companies, and (iv) for PolyPeptide Laboratories A/S to store the finished product and the fragments for a period of up to five years at a cost of $50,000 per year. Under this agreement, the Company paid PolyPeptide $4.7 million upon execution of the termination agreement, assigned letters of credit totaling $547,000 and was expected to pay an additional $250,000 in 2003 upon delivery and acceptance of a seven kg lot of drug substance (lot I), which has yet to occur. The $250,000 is secured by a letter of credit and is recorded as restricted cash on our balance sheets at December 31, 2003 and 2002. As a result of this termination agreement, in December 2002, the Company expensed $4.8 million related to the delivery of lots H, J, K, and L, and recorded a prepaid for drug substance of $2.4 million as of December 31, 2002, which was expected to be expensed upon delivery of lot I. However, the Company has not yet been satisfied that the lot was manufactured in accordance with a validation plan or that related documentation is adequate, and is currently discussing this with the contract manufacturer. Due to significant uncertainty over the timing and outcome of these discussions, the entire $2.4 million prepaid amount was written off to research and development expense in 2003.

      From 1994 to 1997, the Company entered into a series of agreements with The Regents of the University of California under which it obtained certain licenses to its protegrin technology under development. In consideration for these licenses, the Company has made certain payments totaling $125,000, and agreed to pay The Regents of the University of California additional amounts and specified royalties upon occurrence of certain events related to the development of the technology. These events include drug approvals and product sales.

11.	Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income

INTRABIOTICS PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

tax purposes. Significant components of the Company’s deferred tax assets as follows (in thousands):

	December 31,

	2003	2002

Net operating loss carryforwards	$67,700	$63,700
Research and development tax credit carryforwards	5,500	3,000
Capitalized research and development costs	7,500	8,200
Other, net	—	200

Total deferred tax assets	80,700	75,100
Valuation allowance	(80,700)	(75,100)

Net deferred tax assets	$—	$—

      Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $5.6 million, $11.4 million and $26.2 million during 2003, 2002 and 2001, respectively.

      As of December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $192.0 million, which expire in the years 2009 through 2023, and federal research and development credits of approximately $3.3 million, which expire in the years 2009 through 2023. In addition, the Company had net operating loss carryforwards for state income tax purposes of approximately $44.0 million, which expire in the years 2004 through 2013 and state research and development tax credits of approximately $3.3 million, which do not expire.

      Utilization of the Company’s net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

12.	Quarterly Financial Data (Unaudited)

	Quarter Ended				Quarter Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2003	2003	2003	2003	2002	2002	2002	2002

	(In thousands, except per share amounts)
Operating loss	$(1,933)	$(2,395)	$(4,766)	$(4,415)	$(4,992)	$(8,858)	$(11,483)	$(10,220)
Net loss	(1,907)	(2,350)	(4,738)	(4,317)	(4,880)	(7,972)	(11,271)	(10,330)
Net loss applicable to common stockholders	(1,907)	(3,815)	(4,808)	(4,400)	(4,880)	(7,972)	(11,271)	(10,330)
Net loss per share applicable to common stockholders:
Basic and diluted	$(0.58)	$(1.17)	$(1.46)	$(0.87)	$(1.73)	$(2.58)	$(3.59)	$(3.23)

You should rely only on the information contained in this prospectus. We have not, authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

3,000,000 Shares

Common Stock

Deutsche Bank Securities

Piper Jaffray

Lazard

Prospectus

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

SEC Registration Fee	$7,558
NASD Filing Fee	$6,000
Nasdaq National Market Listing Fee	$35,000
Printing and Engraving Expenses	$60,000
Legal Fees and Expenses	$250,000
Accounting Fees and Expenses	$90,000
Blue Sky Fees and Expenses	$5,000
Transfer Agent Fees	$5,000
Miscellaneous	$41,442

Total	$500,000

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

      Our Bylaws provide that we must indemnify our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law. Our Bylaws also provide that we may indemnify our other employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.

      In addition, our Amended and Restated Certificate of Incorporation provides that our directors shall not be liable for monetary damages to the fullest extent under Delaware Law. However, this provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of fiduciary duty as a director for (i) any breach of the director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) payment of dividends or approval of stock repurchases and redemptions that are unlawful under Delaware law and (iv) any transaction from which the director derived any improper personal benefit. The provision also does not affect a director’s responsibilities under the federal securities laws.

      We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for certain expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of us, arising out of the person’s services as our director or officer, any subsidiary of us or any other company or enterprise to which the person provides services at our request.

      We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

      On July 27, 2001, we issued to Diversa Corporation, or Diversa, a warrant to purchase up to 58,333 shares of our common stock at an exercise price of $24.00 per share in connection with the termination of the Discovery, Development and License Agreement with Diversa. The warrants will expire on July 27, 2005 if not previously exercised. The sale and issuance of the warrant was made in reliance on Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering.

      On February 1, 2002, we sold 491,666 shares of newly issued shares of our common stock in a private placement at a purchase price of $30.00 per share to selected institutional and private investors, which resulted in net cash proceeds of approximately $14.0 million to be used for working capital and other general corporate purposes. We issued the shares of common stock in reliance upon an exemption from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder. We filed a registration statement on Form S-3 (No. 333-82934) pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission related to the resale of the securities.

      On April 24, 2002, we issued 37,500 shares of our common stock in connection with the acquisition of Apothogen, Inc. We issued the shares of common stock in reliance upon an exemption from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder. The registration statement on Form S-3 (No. 333-89840) that was filed pursuant to the Securities Act of 1933, as amended, with the Securities and Exchange Commission related to the resale of the securities.

      On April 23, 2002, we sold 103,906 newly issued shares of our common stock in a private placement at a purchase price of $48.12 per share to Ernst Mario Ph.D., our non-employee Chairman and former Chief Executive Officer, resulting in net cash proceeds of approximately $5.0 million to be used for working capital and other general corporate purposes. We issued the shares of common stock in reliance upon an exemption from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder.

      On May 1, 2003, in a private placement transaction, we sold 350 shares of a newly created Series A convertible preferred stock and issued warrants to purchase 920,699 shares of common stock resulting in net cash proceeds of $3.2 million. The primary purpose of completing the private placement was to provide funds for the clinical trial of iseganan for the prevention of VAP. The securities were issued and sold pursuant to Section 4(2) of the Securities Act of 1933, as amended. Specifically, we relied on Rule 506 of Regulation D. All of the purchasers of the securities executed investor questionnaires that represented that each investor was an accredited investor as that term is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended. In addition, the requirements in Rule 502 of Regulation D were also met. On May 15, 2003, we filed a registration statement on Form S-3 (No. 333-105288) with the Securities and Exchange Commission relating to the resale of securities sold in the private placement transaction and we amended such registration statement on June 25, 2003 and September 22, 2003.

      On October 10, 2003, in a private placement transaction, we sold 1,774,000 shares of newly issued common stock, $0.001 par value, and issued warrants to purchase 354,800 shares of our common stock, resulting in net cash proceeds of $18.5 million. The primary purpose of completing the private placement was to provide additional funding for the two pivotal trials of iseganan for the prevention of VAP, as well as for other general corporate purposes and working capital. The foregoing purchases and sales were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, on the basis that the transaction did not involve a public offering. On November 3, 2003, we filed a registration statement on Form S-3 (No. 333-110197) with the Securities and Exchange Commission relating to the resale of securities sold in the private placement transaction.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

1.1		Form of Underwriting Agreement*
3.1		Certificate of Amendment of Amended and Restated Certificate of Incorporation; and Amended and Restated Certificate of Incorporation.(12)
3.2		Amended and Restated Bylaws
3.3		Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on April 10, 2003.(15)
3.4		Certificate of Designation filed with the Delaware Secretary of State on May 1, 2003.(15)
4.1		Amended and Restated Investor Rights Agreement dated October 15, 1999.(1)
4.2		Form of Stock Purchase Agreement by and between the Company and each selling stockholder, dated January 29, 2002.(4)
4.3		Form of Preferred Stock and Warrant Purchase Agreement, dated February 5, 2003, as amended on February 11, 2003.(11)
4.4		Form of Second Amendment to Preferred Stock and Warrant Purchase Agreement of February 5, 2003, dated April 10, 2003.(13)
4.5		Form of Warrant issued by the Company pursuant to Preferred Stock and Warrant Purchase Agreement of February 5, 2003, as amended of February 11, 2003 and April 10, 2003.(13)
4.6		Form of Common Stock and Warrant Purchase Agreement, dated October 6, 2003.(14)
4.7		Form of Warrant issued by the Company pursuant to the Common Stock and Warrant Purchase Agreement of October 6, 2003.(14)
5.1		Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the common stock being registered.*
10.1		Form of Indemnity Agreement.(1)
10.2		Amended and Restated 1995 Stock Option Plan, as amended on November 16, 2002.(10)(12)
10	.2.2	Amended and Restated Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement.(1)(10)
10.3		2000 Equity Incentive Plan, as amended on February 11, 2003.(10)(12)
10	.4††	Purchase Supply Agreement by and between the Company and PolyPeptide Laboratories A/S dated January 3, 1997.(1)
10	.5††	Development Supply Agreement by and between the Company, PolyPeptide Laboratories A/S and Ferring Peptide Production AB dated January 3, 1997 and Amendment dated July 1, 1997.(1)
10	.6††	Second Amendment to the License Agreement by and between the Company and The Regents of the University of California dated June 12, 1996.(1)
10	.7††	Third Amendment to the License Agreement by and between the Company and The Regents of the University of California dated September 16, 1997.(1)
10	.8††	License and Supply Agreement by and between the Company and Biosearch Italia S.p.A. dated May 8, 1998.(1)
10.9		2000 Employee Stock Purchase Plan and related documents.(1)(10)

10.10		Loan and Security Agreement by and between the Company and Silicon Valley Bank, dated August 25, 1999.(1)
10	.11††	Research and Technology Agreement by and between the Company and New Chemical Entities dated January 24, 2001.(2)
10	.12††	Letter Agreement by and between the Company and Biosearch Italia dated May 18, 2001.(3)
10.13		First Amendment to Research and Technology Agreement by and between the Company and Albany Molecular Research Inc. (successor to New Chemical Entities Inc.) dated April 13, 2001.(3)
10.14		Letter Agreement by and between the Company and Albany Molecular Research Inc. (successor to New Chemical Entities Inc.) dated June 21, 2001.(3)
10.15		Senior Executive Severance Benefit Plan, as amended and restated on August 1, 2002.(8)(10)
10.16		Executive Severance Benefit Plan, as amended and restated on August 1, 2002.(8)(10)
10.17		Summary of Officer Incentive Bonus Plan.(3)(10)
10	.18††	Release Agreement by and between the Company and Diversa Corporation dated July 27, 2001, including Warrant to Purchase Common Stock of the Company and Registration Rights Agreement.(6)
10.19		Letter Agreement dated November 28, 2001 by and between the Company and Ken Kelley.(5)(10)
10.20		Loan Modification Agreement by and between the Company and Silicon Valley Bank, dated April 29, 2002.(7)
10.21		Loan Modification Agreement by and between the Company and Silicon Valley Bank, dated June 10, 2002.(7)
10.22		2002 Non-Officer Equity Incentive Plan and related documents, as amended on February 3, 2003.(12)
10.23		Master Services Agreement by and among the Company, PPD Development, LP and PPD Global Ltd., dated July 29, 2002.(8)
10.24		Lease Termination Agreement by and between the Company and EOP-Shoreline Technology Park, L.L.C., dated November 22, 2002, including Common Stock Purchase Agreement.(9)
10.25		Lease Termination Agreement by and between the Company and Bruce H. Carter and Keith M. Carter, dated October 31, 2002.(12)
10.26		Sublease Termination Agreement and Sublease by and between the Company and ReShape, Inc., dated October 31, 2002.(12)
10.27		Amendment and Assignment of Lease, Release and Assumption Agreement by and among the Company, PolyFuel, Inc. and 1245 Terra Bella Partners, LLC, dated December 20, 2002, including Warrant to Purchase Common Stock of the Company dated December 31, 2002.(12)
10.28		Termination of Development Supply Agreement and Purchase/ Supply Agreement by and among the Company, PolyPeptide Laboratories A/ S and PolyPeptide Laboratories AB, dated December 6, 2002.(12)
10.29		Lease Agreement by and between the Company and Embarcadero Corporate Center, dated February 10, 2003.(12)
10.30		Common Stock and Warrant Purchase Agreement, dated October 6, 2003 (the “Purchase Agreement”) by and among the Company and each Investor as defined therein.(14)
10.31		Form of warrant issued by the Company in favor of each Investor, as defined in the Purchase Agreement.(14)
10.32		2004 Stock Incentive Plan

10.33	First Amendment to Office Lease, dated March 11, 2004, between the Company and Embarcadero Corporate Center.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Morgan, Lewis & Bockius LLP (contained in their opinion filed as Exhibit 5.1).
24.1	Power of Attorney. Reference is made to the signature page.

*	To be filed by amendment.

††	Confidential treatment request has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1)	Incorporated by reference to exhibit to our Registration Statement on Form S-1 (File No. 333-95461) initially filed with the Securities and Exchange Commission on January 27, 2000 as subsequently amended.

(2)	Incorporated by reference to exhibit to our Form 10-Q (File No. 000-29993) filed with the Securities and Exchange Commission on May 16, 2001.

(3)	Incorporated by reference to exhibit to our Form 10-Q (File No. 000-29993) filed with the Securities and Exchange Commission on August 14, 2001.

(4)	Incorporated by reference to exhibit to our Registration Statement on Form S-3 (File No. 333-82934) filed with the Securities and Exchange Commission on February 15, 2002.

(5)	Incorporated by reference to exhibit to our Form 10-K (File No. 000-29993) filed with the Securities and Exchange Commission on February 15, 2002.

(6)	Incorporated by reference to exhibit to our Registration Statement on Form S-3 (File No. 333-89840) filed with the Securities and Exchange Commission on June 5, 2002.

(7)	Incorporated by reference to exhibit to our Form 10-Q (File No. 000-29993) filed with the Securities and Exchange Commission on August 14, 2002.

(8)	Incorporated by reference to exhibit to our Form 10-Q (File No. 000-29993) filed with the Securities and Exchange Commission on November 14, 2002.

(9)	Incorporated by reference to exhibit to our Form 8-K (File No. 000-29993) filed with the Securities and Exchange Commission on November 27, 2002.

(10)	Management contract or compensatory plan, contract or arrangement.

(11)	Incorporated by reference to Appendix B to the Definitive Proxy Statement for the Special Meeting of Stockholders (File No. 000-29993) filed with the Securities and Exchange Commission on March 3, 2003.

(12)	Incorporated by reference to exhibit to our Form 10-K (File No. 000-29993) filed with the Securities and Exchange Commission on March 31, 2003.

(13)	Incorporated by reference to our Form 10-Q (File No. 000-29993) filed with the Securities and Exchange Commission on May 14, 2003.

(14)	Incorporated by reference to exhibit to our Form 8-K (File No. 000-29993) filed with the Securities and Exchange Commission on October 9, 2003.

(15)	Incorporated by reference to our Form 10-Q (File No. 000-29993) filed with the Securities and Exchange Commission on November 12, 2003.

(b) Financial Statement Schedule

      All financial statement schedules are omitted because they were not required or the required information is included in the financial statements and the related notes.

Item 17.	Undertakings

      We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons according to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, indemnification agreements entered into between us and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      The undersigned registrant hereby undertakes:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) of the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on April 13, 2004.

INTRABIOTICS PHARMACEUTICALS, INC.

By:	/s/ HENRY J. FUCHS, M.D.

Henry J. Fuchs, M.D.
President, Chief Executive Officer and Director

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Henry J. Fuchs, M.D. and David J. Tucker, his attorney in fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ HENRY J. FUCHS, M.D. Henry J. Fuchs, M.D.	President, Chief Executive Officer and Director	April 13, 2004

/s/ DAVID J. TUCKER David J. Tucker	Principal Financial Officer	April 13, 2004

/s/ ERNEST MARIO, Ph.D. Ernest Mario, Ph.D.	Chairman of the Board	April 13, 2004

/s/ KEVIN C. TANG Kevin C. Tang	Director	April 13, 2004

/s/ MARK L. PERRY Mark L. Perry	Director	April 13, 2004

/s/ GARY A. LYONS Gary A. Lyons	Director	April 13, 2004

Signature	Title	Date

/s/ JERRY JACKSON Jerry Jackson	Director	April 13, 2004

/s/ JACK S. REMINGTON, M.D. Jack S. Remington, M.D.	Director	April 13, 2004